







2022
ANNUAL REPORT

rh Robert Half®

ABOUT US

Robert Half is the world's first and largest specialized talent solutions and business consulting firm. Our mission is to connect people to meaningful work and provide clients with the talent and subject matter expertise they need to confidently compete and grow. Protiviti, our consulting and internal audit business, helps companies solve increasingly complex business challenges, often through managed solutions where our talent solutions operations and Protiviti work together.

Robert Half is widely recognized and respected in our industry, and we are known as an innovator. Our investments in advanced artificial intelligence strengthen our ability to provide clients with top talent and better serve a new marketplace where remote and hybrid work have become commonplace. But it takes our outstanding people to fully address the hiring needs of our clients by providing them with personalized service.

We foster a positive, inclusive work environment. Our organizational culture includes treating each other with respect while embracing diversity, equity and inclusion. We help employees thrive and feel valued and fulfilled in their roles. Our work philosophy allows us to provide our professionals with greater location and schedule flexibility while continuing to meet the needs of the business. We are a socially responsible corporate citizen, supporting our communities by volunteering our time and donating to deserving causes.

16,300
Full-Time
Internal Staff

400+
Locations
Globally

ROBERT HALF

317
Office
Locations

19
Countries

PROTIVITI

89
Office
Locations*

29
Countries*



■ Robert Half and Protiviti*

*Includes Member Firms, which are independent legal entities operating under the Protiviti name



Total Assets
(as of December 31, 2022)

$**3.0**
BILLION

2022 HIGHLIGHTS

Service Revenues:

$**7.24**
BILLION

Diluted Net Income
Per Share:

$**6.03**

Dividends Declared
Per Share:

$**1.72**

SELECTED FINANCIAL DATA

(in millions, except per share amounts)
YEAR ENDED DECEMBER 31,

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
INCOME STATEMENT											
Service revenues	**$7,238.1**	$ 6,461.4	$ 5,109.0	$6,074.4	$5,800.3	$5,266.8	$5,250.4	$5,094.9	$4,695.0	$4,245.9	$ 4,111.2
Net income	**$ 657.9**	$ 598.6	$ 306.3	$ 454.4	$ 434.3	$ 290.6	$ 343.4	$ 357.8	$ 305.9	$ 252.2	$ 209.9
Diluted net income per share	**$ 6.03**	$ 5.36	$ 2.70	$ 3.90	$ 3.57	$ 2.33	$ 2.67	$ 2.69	$ 2.26	$ 1.83	$ 1.50
Diluted shares	**109.2**	111.7	113.3	116.4	121.6	124.9	128.8	132.9	135.5	137.6	139.4
Dividends declared per share	**$ 1.72**	$ 1.52	$ 1.36	$ 1.24	$ 1.12	$ .96	$ .88	$ .80	$ .72	$ .64	$ .60
CASH FLOW DATA											
Capital expenditures*	**$ 101.5**	$ 67.9	$ 66.6	$ 89.8	$ 42.5	$ 40.8	$ 83.0	$ 75.1	$ 62.8	$ 53.7	$ 50.1
Net cash flows before financing activities	**$ 567.1**	$ 515.5	$ 606.0	$ 417.5	$ 483.8	$ 374.5	$ 329.8	$ 320.3	$ 252.1	$ 211.4	$ 216.2
Repurchase of common stock	**$ 319.9**	$ 287.7	$ 159.2	$ 277.5	$ 353.5	$ 231.7	$ 176.0	$ 271.1	$ 153.8	$ 168.0	$ 176.8
Dividends paid	**$ 189.3**	$ 170.6	$ 155.9	$ 145.6	$ 136.4	$ 121.0	$ 114.2	$ 107.6	$ 97.6	$ 89.2	$ 84.1
BALANCE SHEET											
Accounts receivable, net	**$1,018.3**	$ 984.7	$ 714.2	$ 832.8	$ 794.4	$ 732.4	$ 703.2	$ 704.6	$ 657.7	$ 551.9	$ 512.9
Total assets	**$2,964.5**	$2,952.4	$2,557.4	$ 2,311.4	$ 1,903.1	$ 1,867.5	$ 1,778.0	$ 1,671.0	$ 1,620.8	$ 1,497.7	$ 1,367.0
Stockholders' equity	**$1,568.6**	$ 1,381.1	$ 1,205.3	$ 1,143.7	$ 1,063.2	$ 1,105.3	$ 1,086.6	$ 1,003.8	$ 979.9	$ 919.6	$ 842.0

* Capital expenditures for the years ended December 31, 2022, 2021, 2020 and 2019 include capitalized cloud computing implementation costs.

2022 SOCIAL IMPACT HIGHLIGHTS

Robert Half focuses on key environmental, social and governance priorities that address the challenges we face as a business and as part of the global community. Our results for 2022 underscore our commitment to our people and our values.

94%
EMPLOYEE ENGAGEMENT
Employees who said we are a great place to work

54%
WOMEN
In our global internal workforce

$7M
COMMUNITY INVESTMENT
Total corporate contributions to nonprofit partners, enterprise matching gifts and the value of employees' volunteer time

37%
SUPPLIER INCLUSION
Total U.S. supplier spend supporting small and diverse businesses

34%
RACIAL AND ETHNIC DIVERSITY
Individuals from historically underrepresented groups in our U.S. internal workforce

INDUSTRY RECOGNITION

Robert Half is recognized as an employer of choice and for its commitment to innovation, social responsibility and sustainability. We have received numerous accolades in 2022 and Q1 2023, including:

    

     

Barron's and Forbes award logos are reprinted with permission of Barron's and Forbes.
Disclaimer: From Fortune. © 2023 Fortune Media IP Limited. All rights reserved. Used under license. Fortune and Fortune Media IP Limited are not affiliated with, and do not endorse the products or services of, Robert Half.



Harold M. Messmer, Jr.
Executive Chairman



M. Keith Waddell
President and Chief
Executive Officer

TO OUR SHAREHOLDERS

2022 was a very successful year for Robert Half. We grew both full-year revenues and earnings per share by double digits and achieved new record levels for each. Our talent solutions and business consulting operations reached all-time highs, over and above the very strong growth achieved in the prior year. We successfully navigated globally tight labor markets to fulfill the critical talent needs of our clients by combining the power of our advanced artificial intelligence-based technologies with the unique expertise of our specialized recruiting professionals. We also provided clients the deep skills needed to solve their business problems through a diversified suite of consulting solutions.

Full-year global revenues were $7.24 billion in 2022, an increase of 12% from $6.46 billion in 2021. U.S. revenues increased by 14% to $5.71 billion. International revenues grew by 5% (15% adjusted for currency) to $1.53 billion compared with 2021 and accounted for 21% of the total revenue for the Company.

Net income increased 10% to $658 million, or $6.03 per share, compared with net income of $599 million, or $5.36 per share, in 2021.

Cash flow from operations for the year was $684 million, up 13% from $603 million in 2021. In 2022, we distributed $1.72 per share in cash dividends to our shareholders for a total cash outlay of $189 million. We also repurchased approximately 3 million Robert Half shares during the year for $280 million. Return on invested capital was 45% for the year.

Our talent solutions operations performed well in 2022 and grew revenues by 14% to $5.26 billion. Permanent placement led the way with revenue growth of 27%. Contract talent solutions also grew revenues by double digits, led by our finance and accounting practice group.

Protiviti, our global business consulting subsidiary, celebrated its 20th anniversary by achieving record revenues of $1.98 billion and extended its streak of multiple years of consecutive growth. For 2022, it contributed over 30% of the Company's combined segment income. Protiviti continues to have a very strong pipeline across its solutions offerings, including internal audit, technology consulting, regulatory risk and compliance, and business process improvement, which includes fast-growing blended solutions with our talent solutions operations.

ENTERPRISE VALUES AND ESG COMMITMENT

Our enterprise values — integrity, inclusion, innovation and commitment to success — serve as the cornerstones for everything we do with our employees, clients, candidates and suppliers. Our values also drive our environmental, social and governance (ESG) efforts, which are embedded in our culture and include our ongoing commitment to diversity, equity and inclusion.

We recently submitted science-based targets for validation by the Science Based Targets initiative, the leading standard-setter in emissions reductions. These targets formalize our commitment to operational and supply chain sustainability. We further amplify our own ESG impact through Protiviti's ESG services to its clients.

Read more about our ESG activities by topic area in our new report, Leading with Integrity: Robert Half's 2022 ESG Report, available on our website.

AI ADVANCEMENTS

In 2022, we made significant enhancements to our artificial intelligence (AI) capabilities to further transform the way we discover, assess and select talent for our clients. We have a tremendous amount of placement data, accumulated over decades, that is available only to us and is critical to our AI's effectiveness. This includes over 30 million candidates in our global database.

Our proprietary AI technology strengthens our ability to match top talent with hard-to-fill positions, and it plays an increasing role in the hundreds of thousands of placements we make annually. Using AI, we can generate in real time a shortlist of professionals who have a proven track record with Robert Half, who are active in the job market, and whose skills and work history closely match clients' requirements. Hybrid and remote talent can also easily be included irrespective of geographic location. Our AI technology represents a meaningful competitive advantage for the Company.



"Our values also drive our environmental, social and governance efforts, which are embedded in our culture and include our ongoing commitment to diversity, equity and inclusion."

AI ADVANCEMENTS *(continued)*

We've also embedded this technology in our award-winning mobile app, resulting in a very high placement rate for candidates who use it, particularly those who receive our AI-driven job recommendations. Our mobile app again received the prestigious Gold Stevie award for its excellence in innovation, including new features and functionality introduced in 2022.

The world-class experience our clients and candidates have come to expect from us requires more than just AI and technology alone. It also requires the skills, judgment and expertise of our specialized recruiting professionals. It is our unique and powerful combination of both that sets us apart in the marketplace.

LOOKING AHEAD

Global labor markets remain tight, and the demand for talent remains high, notwithstanding elevated levels of economic uncertainty. Clients continue to hire, albeit at a more measured pace, and this lengthens our sales cycle. While this cautiousness impacts us in the short term, we're very optimistic about our longer-term outlook. We've successfully navigated many economic cycles in the past, each time achieving higher peaks. This was demonstrated by our ability to achieve the fastest recovery in our Company's history following the COVID-19 downturn. We also continue to benefit from Protiviti's resiliency, which stems from its diversified solutions offerings that are much less tied to the economic cycle.

Further, we're encouraged by the longer-term growth and margin prospects from our continued focus on services related to higher-skilled talent, both in talent solutions and Protiviti. In addition, the structural shift to remote work has created a new competitive advantage for us, as it leverages the combined strengths of our global brand, office network, candidate database and advanced AI-driven technologies.



FINANCIAL HIGHLIGHTS

SERVICE REVENUES
(in millions)



2018	2019	2020	2021	2022
$5,800.3	$6,074.4	$5,109.0	$6,461.4	**$7,238.1**

NET INCOME
(in millions)



2018	2019	2020	2021	2022
$434.3	$454.4	$306.3	$598.6	**$657.9**

DILUTED NET INCOME
PER SHARE



2018	2019	2020	2021	2022
$3.57	$3.90	$2.70	$5.36	**$6.03**

DIVIDENDS DECLARED
PER SHARE



2018	2019	2020	2021	2022
$1.12	$1.24	$1.36	$1.52	**$1.72**



LOOKING AHEAD *(continued)*

We remain committed to our time-tested corporate purpose — to connect people to meaningful work and provide clients with the talent and subject matter expertise they need to confidently compete and grow.

We want to thank all our employees across the globe, who put so much energy into achieving our results during 2022 and whose dedication and exemplary efforts continue each and every day. Their efforts made possible a record number of awards and accolades in 2022, including, among many others, a *Fortune*® Most Admired Company™ for the 25th consecutive year, Forbes'

Best Employers for Diversity, Forbes' Best Employers for Women, *Fortune*® Best Workplaces for Women™ and Best Workplaces for Parents™ by Great Place to Work®.

We would also like to express our appreciation to our board of directors for their guidance and counsel during 2022 and to you, our shareholders, for your continued support of Robert Half.

Respectfully submitted,

Harold M. Messmer, Jr.
Executive Chairman

March 24, 2023

M. Keith Waddell
President and Chief Executive Officer

March 24, 2023



"We remain committed to our time-tested corporate purpose — to connect people to meaningful work and provide clients with the talent and subject matter expertise they need to confidently compete and grow."

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

_____
Commission file number 1-10427

ROBERT HALF INTERNATIONAL INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-1648752**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2884 Sand Hill Road, Suite 200, Menlo Park, California	**94025**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(650) 234-6000**
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $.001 per Share	RHI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.
_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒   No ☐

Indicate by check mark whether the registrant is a shell company. ☐ Yes ☒ No

As of June 30, 2022, the aggregate market value of the Common Stock held by non-affiliates of the registrant was approximately $8,012,399,320 based on the closing sale price on that date. This amount excludes the market value of 2,829,042 shares of Common Stock directly or indirectly held by registrant's directors and officers and their affiliates.

As of January 31, 2023, there were 107,698,497 outstanding shares of the registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement to be mailed to stockholders in connection with the registrant's annual meeting of stockholders, scheduled to be held in May 2023, are incorporated by reference in Part III of this report. Except as expressly incorporated by reference, the registrant's Proxy Statement shall not be deemed to be part of this report.

[This page intentionally left blank]

PART I

Item 1. Business

Robert Half International Inc. (the "Company") provides specialized talent solutions and business consulting services through the *Robert Half*® *and Protiviti*® company names. The Company's business was originally founded in 1948. Prior to 1986, the Company was primarily a franchisor, under the names *Accountemps* and *Robert Half*, with offices providing contract and permanent professionals in the fields of accounting and finance. Beginning in 1986, the Company and its current management embarked on a strategy of acquiring the franchised locations. All franchises have since been acquired. The Company believes that direct ownership of offices allows it to better monitor and protect the image of its trade names, promote a more consistent and higher level of quality and service throughout its network of offices and improve profitability by centralizing many of its administrative functions. Since 1986, the Company has significantly expanded operations at many of the acquired locations, opened hundreds of new locations, and acquired other local or regional providers of specialized contract personnel. The Company has also broadened the scope of its services by expanding product offerings to include administrative and customer support, technology, financial project, and consulting and legal talent solutions.

Robert Half

Prior to 2022, the Company organized its talent solutions business (previously referred to as staffing) through separately branded divisions under the brand names of *Accountemps*®, *Robert Half*® *Finance and Accounting, OfficeTeam*®, *Robert Half*® *Technology, Robert Half*® *Management Resources, Robert Half*® *Legal,* and *The Creative Group.* During 2022 the Company unified its family of Robert Half brands to focus on its key brand, *Robert Half.* This simplifies the Company's go-to-market brand structure for clients and candidates, provides leverage for greater brand awareness, and allows future flexibility to expand the Company's existing functional specializations.

In connection with this process, the Company's current financial statement disclosures reflect new names for its reportable segments, including contract talent solutions (formerly temporary and consultant staffing), permanent placement talent solutions (formerly permanent placement staffing), and Protiviti (formerly risk consulting and internal audit services). Further information on these business segments follows.

Contract talent solutions

Robert Half's contract talent solutions business specializes in the provision of contract engagement professionals in the fields of finance and accounting, technology, marketing and creative, legal and administrative and customer support. Operationally, the Company's contract talent solutions are organized into the following functional specializations:

- ◦ Finance and Accounting
- ◦ Technology
- ◦ Marketing and Creative[1]
- ◦ Legal[1]
- ◦ Administrative and Customer Support

[1] In the Company's financial statements, both Marketing and Creative and Legal functional specializations are reported within Finance and Accounting.

Businesses view the use of contract talent as a means of controlling personnel costs and converting such costs from fixed to variable. The cost and administrative burden to clients are significantly reduced by the use of contract talent resources. The contract talent engagement professionals are employees of Robert Half and are paid by Robert Half. The customer pays a fixed rate only for hours worked. *Robert Half* clients may fill their employment needs by using an employee on a trial basis and, if so desired, converting the contract position to a permanent position. The client typically pays a one-time fee for such conversions.

Finance and Accounting offers customers a reliable and economical means of dealing with uneven or peak workloads for accounting, finance, and accounting operations personnel caused by such predictable events as vacations, taking inventories, tax work, month-end activities, special projects, and such unpredictable events as illness and emergencies. Finance and Accounting also provides senior-level engagement professionals in the accounting, finance, and business systems fields, including chief financial officers, controllers, senior financial analysts, internal auditors, and business systems analysts, for such tasks as financial systems conversions, business process re-engineering, business systems performance improvement and post-merger financial consolidation.

Technology provides information technology contract professionals and offers managed services in areas ranging from multiple platform systems integration to end-user technical and desktop support, including specialists in software and application development, networking and cloud, systems integration and deployment, database design and administration, and security and business continuity.

Marketing and Creative includes the provision of creative professionals in the areas of creative, digital, marketing, advertising, and public relations in a variety of positions, such as creative directors, graphic designers, web designers, media buyers, front-end developers, copywriters, digital marketing managers, marketing analytics specialists, brand managers, and public relations specialists.

Legal provides legal contract talent, including attorneys and paralegal professionals. The legal profession's requirements (the need for confidentiality, accuracy and reliability, a strong drive toward cost-effectiveness, and frequent peak caseload periods) are similar to the demands of Finance and Accounting clients.

Administrative and Customer Support provides contract office and administrative personnel, ranging from executive and administrative assistants to receptionists and customer service representatives. Administrative and Customer Support operates in a similar fashion to Finance and Accounting.

Permanent placement talent solutions

The Company's first division, established in 1948, was *Robert Half® Finance & Accounting which* specialized in the placement of full-time accounting, finance, tax and accounting operations personnel. The Permanent placement talent solutions business (previously referred to as permanent placement staffing) is the modern incarnation of this pioneering business and encompasses the Company's full-time finance and accounting, technology, marketing and creative, legal and administrative and customer support placement business. Fees for successful placements are paid only by the employer and are generally a percentage of the new employee's annual compensation. No fee for placement services is charged to employment candidates. Permanent placement talent solutions operates under the Robert Half company name.

Protiviti

Protiviti is a global consulting firm that helps companies solve problems in finance, technology, operations, data, digital, legal, HR, governance, risk and internal audit, and is a wholly owned subsidiary of the Company. In 2002, the Company hired more than 700 professionals who had been affiliated with the internal audit and business and technology risk consulting practice of Arthur Andersen LLP, including more than 50 individuals who had been partners of that firm. These professionals formed the base of the Company's Protiviti Inc. subsidiary. *Protiviti* has enabled the Company to enter the market for business consulting and internal audit services, and the Company believes this market offers synergies with its traditional lines of business.

Protiviti delivers an expanding set of services across its defined solution offerings of internal audit, technology consulting, risk and compliance consulting, digital transformation, legal consulting, and business performance improvement. *Protiviti* and its independently owned Member Firms work collaboratively with its clients in over 25 countries to help them achieve their business objectives and deliver confidence in an ever-evolving and dynamic business world. Serving organizations across industry sectors, clients range from high-growth, pre-public/transactional established start-ups to the largest global companies and government entities. The *Protiviti* business was formerly referred to as the Company's risk consulting and internal audit services segment.

Marketing and Recruiting

The Company markets its contract talent services to clients and employment candidates via both national and local advertising activities, including radio, digital advertising, job boards, alliance partners, and events. The Company also markets its services via its website, blog and mobile app, as well as through targeted online tactics, email, and social media. Direct marketing to customers is a significant portion of the Company's total marketing efforts. Joint marketing arrangements have been entered into with major software manufacturers and typically provide for the development of proprietary skills tests, cooperative advertising, joint campaigns, and similar promotional activities. The Company also actively seeks endorsements and affiliations with professional organizations in the accounting and finance, technology, legal, and creative and marketing fields. The Company also conducts public relations activities designed to enhance public recognition of the Company and its services. Central to the public relations activities are research-based content, targeted media relations and thought leadership. Robert Half employees are encouraged to be active in civic organizations and industry trade groups in their local communities.

Protiviti markets its business consulting services to a variety of global clients in a range of industries. Industry and competency teams conduct targeted marketing efforts locally, nationally, and globally, including digital advertising, search advertising, email marketing, production and distribution of thought leadership, social media, and live and virtual speaking events. *Protiviti* regularly conducts a variety of programs to share its insights with clients on current and emerging business issues. *Protiviti* also markets its capabilities through its broad partner ecosystem of professional associations and complimentary service and technology providers. It conducts public relations activities, including distributing press releases, sharing proprietary research findings and providing subject-matter experts for press interviews designed to enhance recognition of *Protiviti's* brand and reputation, establish its expertise in key issues surrounding its businesses and promote its services. *Protiviti* promotes its brand name through digital and out-of-home advertising and its professional golf brand ambassador program. Protiviti regularly updates the services, value-added content and digital experience on the Protiviti websites globally. Employees are encouraged to be active in relevant social media communities, charitable and civic organizations and industry trade groups.

The Company and its subsidiaries own many trademarks and service marks, including the *Robert Half*® *Finance & Accounting, Accountemps*®, *OfficeTeam*®, *Robert Half*® *Technology, Robert Half*® *Management Resources, Robert Half*® *Legal, The Creative Group*® and *Protiviti*® marks, which are registered in the United States and in a number of foreign countries.

Organization

Management of the Company's contract talent solutions and permanent placement talent solutions operations is coordinated from its headquarters facilities in Menlo Park and San Ramon, California. The Company's headquarters provides support and centralized services to its offices in the administrative, marketing, public relations, accounting, information technology, training and legal areas, particularly as it relates to the standardization of the operating procedures of its offices. As of December 31, 2022, the Company conducted its contract talent and permanent placement services operations through 317 offices in 42 states, the District of Columbia, and 18 foreign countries. Office managers are responsible for most activities of their offices, including business development, local advertising and marketing, and recruitment.

The day-to-day operations of *Protiviti* are managed by a chief executive officer and a senior management team with operational and administrative support provided by individuals located in Menlo Park and San Ramon, California. As of December 31, 2022, *Protiviti* had 65 offices in 23 states and 13 foreign countries.

Competition

The Company's contract talent solutions and permanent placement talent solutions businesses face competition in attracting clients as well as skilled specialized employment candidates. The staffing business is highly competitive, with a number of firms offering services similar to those provided by Robert Half on a national, regional, or local basis. In many areas, local companies are the strongest competitors. The most significant competitive factors in the staffing business are price and the reliability of service, both of which are often a function of the availability and quality of personnel. The expanded acceptance of remote work has created a significant opportunity for the Company. It brings together the Company's numerous strengths, including its global brand, global office network, global candidate database, and advanced artificial intelligence driven technologies and data analytics at the scale needed to excel at out-of-market recruitment and placements. This strengthens the Company's competitive position significantly since its traditionally toughest competitors, local and regional staffing firms, generally do not have these capabilities.

Protiviti faces competition in its efforts to attract clients, expand relationships with existing clients, and win new business proposals. The global professional services market is highly competitive with a dynamic regulatory environment, disruptive new technologies, security and privacy concerns, and high demand for skilled professionals, all driving significant business opportunities. The principal competitors of *Protiviti* remain the "Big Four" accounting firms and other consultancies. Significant competitive factors include reputation, technology, tools, project methodologies, price of services, and depth of skills of personnel. *Protiviti* believes its competitive strengths lie in the collaborative approach it takes to working with clients, which drives knowledge transfer, understanding of client issues, and value creation. This may be coupled with a "configure-to-fit" resourcing model to create blended teams of full-time Protiviti consulting professionals and engagement professionals from Robert Half's network of specialized talent to precisely match expertise, approach and people to the changing global needs of clients on consulting and managed solutions projects.

Human Capital Management

Employees.   The Company had approximately 16,300 full-time internal staff, including approximately 7,000 employees engaged directly in *Protiviti* operations, as of December 31, 2022. In addition, the Company placed approximately 164,200 engagement professionals (which includes full time engagement professionals) on assignments with clients during 2022. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments, but references to "employees" in the remainder of the Human Capital Management section refer to the Company's full-time internal staff. With respect to engagement professionals, the Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security, and certain fringe benefits. The Company also provides access to voluntary health insurance coverage to interested engagement professionals.

Diversity, Equity and Inclusion.   The Company believes that its rich culture of diversity, equity and inclusion enables it to leverage the strengths of its workforce while also creating an environment where employees can connect, thrive, and grow. In 2022, we continued our support of the CEO Action for Diversity & Inclusion pledge and furthered our commitment to advancing diversity, equity, and inclusion by establishing new strategic alliances with Black is Tech, Upward Women, and Hire Heroes.

Current key initiatives include integrating DEI into learning programs, deepening the reach of our Employee Network Groups ("ENGs"), and a focus on external strategic alliances to increase engagement and representation of underrepresented communities. The Company places a high value on inclusion, engaging employees in its ENG programs. These ENGs provide a forum for employees with diverse backgrounds, experiences, or characteristics who share a common interest in professional development, improving corporate culture, and delivering sustained business results. The Company also uses these groups to support the acquisition of diverse talent internally and externally. Each ENG is sponsored and supported by senior leaders across the enterprise. Across Robert Half and *Protiviti*, there are now 16 Employee Network Groups spanning women, gender, race/ethnicity, sexual orientation, and mental health and well-being.

Across both Robert Half and *Protiviti*, as of December 31, 2022, approximately 54.4% of the Company's global workforce was female and 47.1% of the Company's employees in managerial and leadership roles were female. As of December 31, 2022, approximately 34.0% of the Company's U.S. workforce was from underrepresented groups.

Employee Engagement.   A major component in supporting Employee Engagement is the Robert Half employee voice initiative to provide its employees with feedback opportunities. In 2022, the Company conducted two surveys to understand employee needs and gather feedback on a variety of focus areas. The survey results were analyzed by an independent third-party and then reviewed by the executive officers. The results of these engagement surveys were shared with individual managers, who were then tasked with taking action based on their employees' confidential feedback (both quantitative and qualitative). In 2022, Robert Half and *Protiviti* formalized new hire surveys at specific points in a new hire's onboarding and departure surveys to exiting employees. By paying close attention to the results both at an aggregate enterprise level and at a department/business/workgroup level, across an employee's life cycle, the Company has been able to enhance its culture of rewards and recognition, drive efforts to promote inclusion and diversity, increase communication in support of employee well-being and modernize its approach to foster a culture of continuous learning and feedback. In addition, Robert Half expanded its participation in the Great Place to Work® Survey to include all country locations to benchmark with other companies.

Under its Leading with Empathy initiative, *Protiviti* uses an "ask, listen, respond, act" approach to building trust through global surveys where employees provide anonymous feedback. Employee feedback is then carefully reviewed and analyzed to identify trends, which are shared with senior leaders and communicated directly to employees. Actions being taken based on employee feedback are highlighted so that employees understand the importance of their input. *Protiviti* leverages surveys in the U.S. and internationally, including the Great Place to Work® survey.

Learning and Development.   The Company emphasizes employee development and training as a priority for both our people and for the organization. Training and development are key elements to the overall retention, engagement, and employee experience strategy. Our strategy is designed to empower employees to reach their full potential, and we provide a wide range of development programs, opportunities, and resources needed to be successful. The Company has specialized programs for all audiences, including new hires, tenured employees, and leadership. We provide mentorship opportunities, self-paced and instructor-led learning channels, and a catalog of vendor-provided courses, videos, resources, and books. The Company is committed to its employees' overall health and providing career progression by providing individual development, readiness, and transition plans as a part of its talent review and succession planning process. As a result of our flexible working environment in 2022, our learning strategy supports access and equity to all our employees through both in-person and virtual learning experiences. In 2022 we introduced comprehensive learning maps for the first year of our new hires and our front-line leaders which provide a more consistent, predictable and formal learning experience. We continued to deploy learning that supports our flexible working environment by providing both virtual and in-person learning opportunities. Our learning strategy supports equity of access, just in time learning and continued career development for our employees.

In *Protiviti*, at key career milestones, employees may participate in engaging learning events that prepare them to succeed at higher levels. Each employee is assigned a career advisor who coaches them and recommends actions to help them increase their impact, contribution, and engagement. *Protiviti* encourages and pays for employees to attain select recognized professional certifications. Annual operating plans include learning budget funding for employees. These investments in the skills of our workforce also pay dividends in the marketplace and with our clients who value and rely upon our expertise.

Compensation, Benefits and Well-being.   The Company offers fair, competitive compensation and benefits that support its employees' overall well-being. To align with management's short- and long-term objectives the Company's compensation programs for all employees include competitive base pay and for some employees, short-term and long-term incentives. The Company offers a wide array of benefits including comprehensive health and welfare programs, generous time-off and leave, and retirement and financial support. The Company provides emotional well-being services through its Employee Assistance Program as well as a number of perks and other convenience benefits.

As an outcome of the coronavirus ("COVID-19") pandemic we made a global shift to remote work models. We put people first by providing work options that support professional and personal needs. Subject to business requirements, employees have flexibility and choice to work where they feel comfortable and productive – remote, in-office or a hybrid approach. This model is based on fairness and equity, with a goal of allowing for a consistent employee experience, regardless of where one works.

Other Information

The Company is not dependent upon a single customer or a limited number of customers. The Company's talent solutions business is generally more active in the first and fourth quarters of a calendar year. *Protiviti* is generally more active in the third and fourth quarters of a calendar year. Order backlog is not a material aspect of the Company's talent solutions business. Backlog is of greater importance to *Protiviti* and is typically realized within a 12-month period.

The Company conducts business under various federal, state, and local government contracts, and no one such contract represented more than 1.0% percent of total service revenues in 2022.

Available Information

The Company's Internet address is *www.roberthalf.com*. The Company makes available, free of charge, through its website, its Annual Reports on Form 10-K, proxy statements for its annual meetings of stockholders, its Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission. Also available on the Company's website are its Corporate Governance Guidelines, its Code of Business Conduct and Ethics, and the charters for its Audit Committee, Compensation Committee, and Nominating and Governance Committee, each of which is available in print to any stockholder who makes a request to Robert Half International Inc., 2884 Sand Hill Road, Suite 200, Menlo Park, CA 94025, Attn: Corporate Secretary. The Company's Code of Business Conduct and Ethics is the Code of Ethics required by Item 406 of Securities and Exchange Commission Regulation S-K. The Company intends to satisfy any disclosure obligations under Item 5.05 of Form 8-K regarding any amendment or waiver relating to its Code of Business Conduct and Ethics by posting such information on its website. The Company has used, and intends to continue to use, its website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The Company's website and the information contained therein or connected to or linked from the website are not incorporated information and do not constitute part of this Annual Report.

Government Regulations

Our operations are subject to regulations by federal, state, local and professional governing bodies, and laws and regulations in various foreign countries, including, but not limited to, (a) licensing and registration requirements and (b) regulation of the employer/employee relationship, such as worker classification regulations, wage and hour regulations, tax withholding and reporting, immigration regulations, social security and other retirement, anti-discrimination, and employee benefits and workers' compensation regulations. Our operations could be impacted by legislative changes by these bodies, particularly with respect to provisions relating to payroll and benefits, tax and accounting, employment, worker classification and data privacy. Due to the complex regulatory environment that we operate in, we remain focused on compliance with governmental and professional organizations' regulations. For more discussion of the potential impact that the regulatory environment could have on our financial results, refer to Item 1A "Risk Factors."

Item 1A. Risk Factors

The Company's business prospects are subject to various risks and uncertainties that impact its business. The most important of these risks and uncertainties are as follows:

Risks Related to the Company's Business Environment

Any reduction in global economic activity may harm the Company's business and financial condition. The demand for the Company's services, in particular its talent solutions services, is highly dependent upon the state of the economy and upon the staffing needs of the Company's clients. In the recent past, certain of the Company's markets experienced economic uncertainty characterized by increasing unemployment, limited availability of credit, significant inflation and decreased consumer and business spending. In addition, certain geopolitical events, including the spread of COVID-19 and Russia's invasion of Ukraine, have caused significant economic, market, political or regulatory uncertainty in some of the Company's markets. Any decline in the economic condition or employment levels of the U.S. or of any of the foreign countries in which the Company does business, or in the economic condition of any region of any of the foregoing, or in any specific industry may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues and profits. Further, continued or intensifying economic, political or regulatory uncertainty in the Company's markets could reduce demand for the Company's services.

The Company's business depends on a strong reputation and anything that harms its reputation will likely harm its results. As a provider of contract and permanent talent solutions as well as consulting services, the Company's reputation is dependent upon the performance of the employees it places with its clients and the services rendered by its consultants. The Company depends on its reputation and name recognition to secure engagements and to hire qualified employees and consultants. If the Company's clients become dissatisfied with the performance of those employees or consultants, or if any of those employees or consultants engage in or are believed to have engaged in conduct that is harmful to the Company's clients, the Company's ability to maintain or expand its client base may be harmed.

The Company faces risks in operating internationally. The Company depends on operations in international markets for a significant portion of its business. These international operations are subject to a number of risks, including general political and economic conditions in those foreign countries, international hostilities and responses to those hostilities, the burden of complying with various potentially conflicting foreign laws, technical standards, unpredictable changes in foreign regulations, U.S. legal requirements governing U.S. companies operating in foreign countries, legal and cultural differences in the conduct of business, potential adverse tax consequences, and difficulty in staffing and managing international operations. These factors may have a material adverse effect on the performance of the Company's business. In addition, the Company's business may be affected by foreign currency exchange fluctuations. In particular, the Company is subject to risk in translating its results in foreign currencies into the U.S. dollar. If the value of the U.S. dollar strengthens relative to other currencies, the Company's reported income from these operations could decrease. For example, in 2022, the Company's revenues were unfavorably impacted by currency exchange rates as the U.S. dollar strengthened against the Euro and British pound.

The outbreak of a novel coronavirus disease ("COVID-19") in 2020 impacted demand for the Company's services, disrupted the Company's operations, and may continue to do so. The COVID-19 outbreak emerged as a serious threat to the health and economic well-being of the Company's clients, candidates, employees, and the overall economy. At various times during the outbreak, many counties, states and countries took dramatic action including, without limitation, ordering all nonessential workers to stay home, mandating the closure of schools and nonessential business premises, and imposing isolation measures on large portions of the population. These measures, while intended to protect human life, had serious adverse impacts on domestic and foreign economies and may do so in the future if they are reintroduced. The emergence of new variants of the coronavirus or of other illnesses may cause a rapid deterioration of economic conditions and the financial and credit markets, which could have a material adverse impact on the Company's business, financial condition, results of operations, and cash flows. While the Company has navigated the COVID-19 pandemic thus far, its continuation or worsening may have a negative impact on the Company's business.

Natural disasters and unusual weather conditions, pandemic outbreaks, terrorist acts, global political events and other serious catastrophic events could disrupt business and otherwise materially adversely affect the Company's business and financial condition. With operations in many states and multiple foreign countries, the Company is subject to numerous risks outside of the Company's control, including risks arising from natural disasters, such as fires, earthquakes, hurricanes, floods, tornadoes, unusual weather conditions, pandemic outbreaks such as the COVID-19 pandemic and other global health emergencies, terrorist acts or disruptive global political events, or similar disruptions that could materially adversely affect the Company's business and financial performance. Historically, the Company's operations are heavily dependent on the ability of employees and consultants to travel from business to business and from location to location. Any public health emergencies, including a real or potential global pandemic such as those caused by the avian flu, SARS, Ebola, coronavirus, or even a particularly virulent flu, could decrease demand for the Company's services and the Company's ability to offer them. Uncharacteristic or significant weather conditions may increase in frequency or severity due to climate change, which may increase the Company's expenses, exacerbate other risks to the Company, and affect travel and the ability of businesses to remain open, which could lead to a decreased ability to offer the Company's services and materially adversely affect the Company's results of operations. In addition, these events could result in delays in placing employees and consultants, the temporary disruption in the transport of employees and consultants overseas and domestically, the inability of employees and consultants to reach or have transportation to clients directly affected by such events, and disruption to the Company's information systems. Although it is not possible to predict such events or their consequences, these events could materially adversely affect the Company's reputation, business and financial condition.

Risks Related to the Company's Operations

The Company may be unable to find sufficient candidates for its talent solutions business. The Company's talent solutions services business consists of the placement of individuals seeking employment. There can be no assurance that candidates for employment will continue to seek employment through the Company. Candidates generally seek contract or permanent positions through multiple sources, including the Company and its competitors. Before the COVID-19 pandemic, unemployment in the U.S. was at historic lows and during the second half of 2021, as the economy recovered, competition for workers in a number of industries became intense. When unemployment levels are low, finding sufficient eligible candidates to meet employers' demands is more challenging. Although unemployment has risen in some areas in which the Company operates, talent shortages have persisted in a number of disciplines and jurisdictions. Any shortage of candidates could materially adversely affect the Company.

The Company operates in a highly competitive business and may be unable to retain clients or market share. The staffing services business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. In addition, long-term contracts form a negligible portion of the Company's revenue. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins.

The Company may incur potential liability to employees and clients. The Company's contract talent solutions business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. The Company's ability to control the workplace environment is limited. As the employer of record of its temporary employees, the Company incurs a risk of liability to its temporary employees for various workplace events, including claims of physical injury, discrimination, harassment or failure to protect confidential personal information. In addition, in order to facilitate remote working arrangements, some of the Company's temporary workers are accessing client workspaces from their personal devices through cloud-based systems, which could increase cybersecurity risks to the Company's clients. If cybersecurity incidents were to occur in such a way, the Company may face legal and contractual liability, reputational damage, loss of business, and other expenses. The Company also incurs a risk of liability to its clients resulting from allegations of errors, omissions or theft by its temporary employees, or allegations of misuse of client confidential information. In some cases, the Company has agreed to indemnify its clients in respect of these types of claims. The Company maintains insurance with respect to many such claims. While such claims have not historically had a material adverse effect upon the Company, there can be no assurance that the Company will continue to be able to obtain insurance at a cost that does not have a material adverse effect upon the Company or that such claims (whether by reason of the Company not having sufficient insurance or by reason of such claims being outside the scope of the Company's insurance) will not have a material adverse effect upon the Company.

The Company is dependent on its management personnel and employees, and a failure to attract and retain such personnel could harm its business. The Company is engaged in the services business. As such, its success or failure is highly dependent upon the performance of its management personnel and employees, rather than upon tangible assets (of which the Company has few). There can be no assurance that the Company will be able to attract and retain the personnel that are essential to its success.

The Company's results of operations and ability to grow could be materially negatively affected if it cannot successfully keep pace with technological changes impacting the development and implementation of its services and the evolving needs of its clients. The Company's success depends on its ability to keep pace with rapid technological changes affecting both the development and implementation of its services and the staffing needs of its clients. Technological advances such as artificial intelligence, machine learning, and automation are impacting industries served by all the Company's lines of business. In addition, the Company's business relies on a variety of technologies, including those that support hiring and tracking, order management, billing, and client data analytics. If the Company does not sufficiently invest in new technology and keep pace with industry developments, appropriately implement new technologies, or evolve its business at sufficient speed and scale in response to such developments, or if it does not make the right strategic investments to respond to these developments, the Company's services, results of operations, and ability to develop and maintain its business could be negatively affected.

The demand for the Company's services related to regulatory compliance may decline. The operations of both the staffing services business and *Protiviti* include services related to Sarbanes-Oxley, Anti-Money Laundering Act of 2020 reviews, and other regulatory compliance services. There can be no assurance that there will be ongoing demand for these services. For example, the Jumpstart Our Business Startup Act, signed into law in April of 2012, allows most companies going public in the U.S. to defer implementation of some of the provisions of Sarbanes-Oxley for up to five years after their initial public offering. Similarly, from time-to-time proposals are considered by the U.S. Congress to further delay or, in some cases, remove the requirements of Sarbanes-Oxley for a number of public companies. These or other similar modifications of the regulatory requirements could decrease demand for Protiviti's services.

Demand for the Company's services from government and public sector clients related to the COVID-19 pandemic may decrease over time. During 2021 and 2022 the Company reported increased business from services rendered to the public sector during the pandemic due to, among other developments, the volume of unemployment claims and housing assistance claims, as well as the demands faced by public school districts that must meet the technical support requirements of virtual learning models. With the majority of COVID-19 legal restrictions lifted, many of the COVID-19 related projects have ended and the Company's public sector business has shifted to different projects with public sector clients. It is unknown whether the shift in projects with state, local and other public sector clients will ultimately maintain the same level of business or to what extent business with the public sector may decrease as the effects of the pandemic lessen or change over time. The future impact of the pandemic and its effects on the needs of the Company's clients are impossible to fully predict, and there can be no assurance that the Company's increased business in the public sector will be sustained.

Long-term contracts do not comprise a significant portion of the Company's revenue. Because long-term contracts are not a significant part of the Company's staffing services business, future results cannot be reliably predicted by considering past trends or extrapolating past results. Additionally, the Company's clients will frequently enter nonexclusive arrangements with several firms, which the client is generally able to terminate on short notice and without penalty. The nature of these arrangements further exacerbates the difficulty in predicting the Company's future results.

Protiviti may be unable to attract and retain key personnel. Protiviti is a services business and is dependent upon its ability to attract and retain qualified, skilled personnel. While *Protiviti* has retained its key personnel to date, there can be no assurance that it will continue to be able to do so.

Protiviti operates in a highly competitive business and faces competitors who are significantly larger and have more established reputations. As with the Company's staffing services business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than *Protiviti* and many of which have been in operation far longer than *Protiviti*. In particular, *Protiviti* faces competition from the "Big Four" accounting firms, which have been in operation for a considerable period of time and have established reputations and client bases. Because the principal factors upon which competition is based are reputation, technology, tools, project methodologies, price of services, and depth of skills of personnel, there can be no assurance that *Protiviti* will be successful in attracting and retaining clients or be able to maintain the technology, personnel, and other requirements to successfully compete.

Protiviti's operations could subject it to liability. The business of *Protiviti* consists of providing business consulting and internal audit services. Liability could be incurred, or litigation could be, and from time-to-time has been, instituted against the Company or *Protiviti* for claims related to these activities or to prior transactions or activities. There can be no assurance that such liability or litigation will not have a material adverse impact on *Protiviti* or the Company.

Legal and Regulatory Risks

The Company and certain subsidiaries are defendants in several lawsuits that could cause the Company to incur substantial liabilities. The Company and certain subsidiaries are defendants in several actual or asserted class and representative action lawsuits brought by or on behalf of the Company's current and former employees alleging violations of federal and state law with respect to certain wage and hour related matters, as well as claims challenging the Company's compliance with the Fair Credit Reporting Act. The various claims made in one or more of such lawsuits include, among other things, the misclassification of certain employees as exempt employees under applicable law, failure to comply with wage statement requirements, failure to compensate certain employees for time spent performing activities related to the interviewing process, and other related wage and hour violations. Such suits seek, as applicable, unspecified amounts for unpaid overtime compensation, penalties, and other damages, as well as attorneys' fees. It is not possible to predict the outcome of these lawsuits. However, these lawsuits may consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity, regardless of the ultimate outcome of the lawsuits. In addition, the Company and its subsidiaries may become subject to similar lawsuits in the same or other jurisdictions, or to various other claims, disputes, and legal or regulatory proceedings that arise in the ordinary course of business. An unfavorable outcome with respect to these lawsuits and any future lawsuits or regulatory proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities or impact its operations in such a way that may have a material adverse effect upon the Company's business, financial condition or results of operations. Furthermore, any future lawsuits, claims, disputes, or legal or regulatory proceedings may also consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity, regardless of the ultimate outcome. In addition, an unfavorable outcome in one or more of these cases could cause the Company to change its compensation plans for its employees, which could have a material adverse effect upon the Company's business.

Government regulations may result in prohibition or restriction of certain types of employment services or the imposition of additional licensing or tax requirements that may reduce the Company's future earnings. In many jurisdictions in which the Company operates, the employment services industry is heavily regulated. For example, governmental regulations in some countries restrict the length of contracts and the industries in which the Company's employees may be used. In other countries, special taxes, fees or costs are imposed in connection with the use of its employees. Additionally, trade unions in some countries have used the political process to target the industry in an effort to increase the regulatory burden and expense associated with offering or utilizing temporary staffing solutions.

The countries in which we operate may, among other things:

- create additional regulations that prohibit or restrict the types of employment services that the Company currently provides;
- require new or additional benefits be paid to the Company's employees;
- require the Company to obtain additional licensing to provide employment services; or
- increase taxes, such as sales or value-added taxes, payable by the providers of temporary workers.

Any future regulations may have a material adverse effect on the Company's business and financial results because they may make it more difficult or expensive for the Company to continue to provide employment services. Additionally, as the Company expands existing service offerings, adds new service offerings, or enters new markets, it may become subject to additional restrictions and regulations which may impede its business, increase costs and impact profitability.

The Company's business is subject to extensive government regulation and a failure to comply with regulations could harm its business. The Company's business is subject to regulation or licensing in many states in the U.S. and in certain foreign countries. While the Company has had no material difficulty complying with regulations in the past, there can be no assurance that the Company will be able to continue to obtain all necessary licenses or approvals or that the cost of compliance will not prove to be material. Any inability of the Company to comply with government regulation or licensing requirements could materially adversely affect the Company. Further, changes to existing regulation or licensing requirements could impose additional costs and other burdens or limitations on the Company's operations. In addition, the Company's contract talent services business entails employing individuals on a temporary basis and placing such individuals in clients' workplaces. Increased government regulation of the workplace or of the employer-employee relationship, or judicial or administrative proceedings related to such regulation, could materially adversely affect the Company. In addition, to the extent that government regulation imposes increased costs upon the Company, such as unemployment insurance taxes, there can be no assurance that such costs will not adversely impact the Company's profit margins. Further, lawsuits or other proceedings related to the Company's compliance with government regulations or licensing requirements could materially adversely affect the Company. For example, the Company is currently named as a defendant in litigation challenging its compliance with the Fair Credit Reporting Act. It is not possible to predict the outcome of such litigation; however, such litigation or any future lawsuits or proceedings related to the Company's compliance with government regulation or licensing requirements could consume substantial amounts of the Company's financial and managerial resources and might result in adverse publicity, regardless of the ultimate outcome of any such lawsuits or other proceedings. An unfavorable outcome with respect to such litigation or any future lawsuits or proceedings could, individually or in the aggregate, cause the Company to incur substantial liabilities that may have a material adverse effect upon the Company's business, financial condition or results of operations.

If the Company fails to comply with Anti-Bribery Laws, anti-forced labor laws, or economic sanction regulations, it could be subject to substantial fines or other penalties and reputational harm. In many parts of the world, including countries in which the Company operates and/or seeks to expand, practices in the local business community might not conform to international business standards and could violate the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act, and other anti-corruption and anti-bribery laws and regulations ("Anti-Bribery Laws"). These laws generally prohibit companies, their employees and third-party intermediaries from authorizing, promising, offering, providing, soliciting or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. In addition, some of these laws have accounting provisions that require the Company to maintain accurate books and records and a system of internal accounting controls. Any violation of the FCPA or other applicable Anti-Bribery Laws could result in substantial fines, sanctions or civil and/or criminal penalties, debarment from business dealings with certain governments or government agencies or restrictions on the marketing of the Company's products in certain countries, and damage to the Company's reputation, which could harm the Company's business, financial condition or results of operations.

Additionally, the U.S. Department of the Treasury's Office of Foreign Assets Control and other relevant agencies of the U.S. government administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons, from conducting activities, transacting business with or making investments in certain countries, or with governments, entities and individuals, subject to U.S. economic sanctions. Similar economic sanctions are imposed by the European Union and other jurisdictions. The Company's international operations subject it to these and other laws and regulations, which are complex, restrict the Company's business dealings with certain countries, governments, entities and individuals, and are constantly changing. Penalties for noncompliance with these complex laws and regulations can be significant and include substantial fines, sanctions or civil and/or criminal penalties, and violations can result in adverse publicity, which could harm the Company's business, financial condition or results of operations.

Although the Company has implemented policies and procedures designed to ensure compliance with Anti-Bribery Laws, economic sanctions, anti-forced labor and other laws and regulations, the Company cannot be sure that its employees, agents or other third parties will not violate such policies or applicable laws and regulations. Any such violations could result in significant fines and penalties, criminal sanctions against the Company, its officers or its employees, prohibitions on the conduct of its business, and materially damage the Company's reputation, brand, business and operating results. Further, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of the Company's senior management.

Health care reform could increase the costs of the Company's contract staffing operations. In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the "PPACA") was signed into law in the U.S. In 2015, the Company redesigned its employee benefits to offer health insurance coverage to its contract talent in order to meet the requirements of the PPACA's employer mandate.

The U.S. Congress has made several attempts to repeal or modify the PPACA and in 2020, the U.S. Supreme Court heard an appeal of a decision from the U.S. Court of Appeals for the Fifth Circuit that invalidated significant portions of the PPACA. It is unclear at this point what the scope of any such future legislation will be and when it will become effective. Because of the uncertainty surrounding proposed replacement health care reform legislation or any modifications to such legislation to deal with these court challenges, the Company cannot predict with any certainty the likely impact of the PPACA's repeal or the adoption of any other health care reform legislation on the Company's financial condition or operating results. Whether or not there is alternative health care legislation enacted in the U.S., there is likely to be significant disruption to the health care market in the coming months and years, and the costs of the Company's health care expenditures may increase.

Risks Related to the Company's Information Technology, Cybersecurity and Data Protection

Company and third-party computer, technology and communications hardware and software systems are vulnerable to damage, unauthorized access, and disruption that could expose the Company to material operational, financial, and reputational damage (including the unauthorized access to, or exposure of, personal and confidential information). The Company's ability to manage its operations through the use of these systems successfully is critical to its success and largely depends upon the efficient and uninterrupted operation of its computer, technology and communications systems, some of which are managed by third-party vendors. The Company's primary systems (and, as a result its operations) are vulnerable to damage or interruption from power outages, computer, technology and telecommunications failures, computer viruses, security breaches, catastrophic events, and errors in usage by the Company's or its vendors' employees and contractors. In addition, the Company's systems contain personal and confidential information, including information of importance to the Company, and its employees, vendors, contractors, and clients.

Cyberattacks, including attacks motivated by the desire for monetary gain, geopolitics, grievances against the business services industry in general or against the Company in particular, may disable or damage its systems or the systems of its vendors or clients, or allow unauthorized access to, or exposure of, personal or confidential information, including information about employees, vendors, candidates, contractors and clients. The Company's security tools, controls and practices, including those relating to identity and access management, credential strength, and the security tools, controls and practices of its vendors and clients, may not prevent access, damage or disruption to Company or third-party systems or the unauthorized access to, exposure of, personal or confidential information. There are many approaches through which such systems could be damaged or disrupted, or information exposed or accessed, including through system vulnerabilities, improperly obtaining and using user credentials or the misuse of authorized user access. In the past, the Company and its third-party vendors have experienced other data security incidents resulting from unauthorized access to the Company's systems and other fraudulent activities.

The Company has transitioned a significant number of the Company's employee population to a remote work environment in an effort to mitigate the spread of COVID-19. This transition to remote working has also increased the Company's vulnerability to risks related to the Company's computer and communications hardware and software systems and exacerbated certain related risks, including risks of phishing and other cybersecurity attacks.

The damage or disruption to Company or third-party systems, or unauthorized access to, or exposure of, personal or confidential information, could harm the Company's operations, reputation and brand, resulting in a loss of business or revenue. It could also subject the Company to government sanctions, litigation from candidates, contractors, clients, and employees, and legal liability under its contracts, resulting in increased costs or loss of revenue. The Company may also incur additional expenses, such as the cost of remediating incidents or improving security measures, the cost of identifying and retaining replacement vendors, increased costs of insurance, or ransomware payments.

Cybersecurity threats continue to increase in frequency and sophistication, thereby increasing the difficulty of detecting and defending against them. Furthermore, the potential risk of security breaches and cyberattacks may increase as the Company introduces new service offerings. Any future events impacting the Company or its third-party vendors that damages or interrupts the Company's or its third party vendors' systems or exposes data or other confidential information could have a material adverse effect on our operations, reputation, and financial results.

Changes in data privacy and protection laws and regulations in respect of control of personal information (and the failure to comply with such laws and regulations) could increase the Company's costs or otherwise adversely impact its operations, financial results, and reputation. In the ordinary course of business, the Company collects, uses, and retains personal information from its clients, employees, employment candidates, and contractors, including, without limitation, full names, government-issued identification numbers, addresses, birthdates, and payroll-related information. The possession and use of personal information in conducting the Company's business subjects it to a variety of complex and evolving domestic and foreign laws and regulations regarding data privacy, which, in many cases, apply not only to third-party transfers, but also to transfers of information among the Company and its subsidiaries. For example, the European Union's General Data Protection Regulation ("GDPR"), which became effective in May 2018, imposes specific operational requirements for entities processing personal information, including requirements for data transfers to certain countries outside the European Union, and strong enforcement authorities and mechanisms. Complying with the enhanced obligations imposed by the GDPR and other current and future laws and regulations relating to data transfer, residency, privacy and protection has increased and may continue to increase the Company's operating costs and require significant management time and attention, while any failure by the Company or its subsidiaries to comply with applicable laws could result in governmental enforcement actions, fines, and other penalties that could potentially have an adverse effect on the Company's operations, financial results and reputation.

Risks Related to the Company's Internal Controls and Accounting Policies

Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. Failure to maintain adequate financial and management processes and controls could lead to errors in the Company's financial reporting. If the Company's management is unable to certify the effectiveness of its internal controls or if its independent registered public accounting firm cannot render an opinion on the effectiveness of its internal control over financial reporting, or if material weaknesses in the Company's internal controls are identified, the Company could be subject to regulatory scrutiny and a loss of public confidence. In addition, if the Company does not maintain adequate financial and management personnel, processes and controls, it may not be able to accurately report its financial performance on a timely basis, which could cause its stock price to fall.

Failure to identify and respond to risk issues in a timely manner could have a material adverse effect on the Company's business. Although the Company has processes in place to attempt to identify and respond to risk issues in a timely manner, the Company's efforts may not be sufficient.

The collective impact of the tone at the top, tone in the middle and tone at the bottom on risk management, compliance and responsible business behavior has a huge effect on timely escalation of risk issues, particularly those affecting core operations. The Company's processes, corporate culture and general ethical climate may not be sufficient to ensure timely identification and escalation of significant risk issues.

Risks Associated With the Effects of Climate Change

The physical effects of climate change could have a material adverse effect on our operations and business. To the extent climate change causes changes in weather patterns, certain regions where we operate could experience increases in storm intensity, extreme temperatures, wildfires, rising sea-levels and/or drought. Over time, these conditions could result in increases in our operating costs or business interruptions. For example, our headquarters is located in an area of California where the incidence of wildfire has increased over time and may continue to increase. There can be no assurance that climate change will not have a material adverse effect on our properties, operations or business. In addition, we are in the process of establishing certain emissions targets and other environmental goals. Failure to achieve such goals, or a perception (whether valid or invalid) of our failure to achieve such goals, could result in market, reputational, regulatory or liability risks, client dissatisfaction, reduced revenue and profitability or shareholder lawsuits. If we are unable to achieve our environmental goals, our business and reputation may be adversely affected.

General Risk Factors

U.S. federal tax regulations and interpretations could adversely affect the Company. On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") was signed into law. Notwithstanding the reduction in the corporate income tax rate, the overall impact of these changes on the Company's results of operations will likely evolve as new regulations and interpretations relating to the TCJA are implemented. In addition, various political figures have pledged their support to overturning or modifying key aspects of the TCJA which could further increase the uncertainty relating to the impact of this or any future tax legislation on the Company's results of operations.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 2.   Properties

The Company's headquarters operations are located in Menlo Park and San Ramon, California. As of December 31, 2022, contract talent solutions and permanent placement talent solutions activities were conducted through 317 offices located in the U.S., Canada, the United Kingdom, Belgium, Brazil, France, the Netherlands, Germany, Luxembourg, Switzerland, Japan, China, Singapore, Australia, New Zealand, Austria, the United Arab Emirates, Chile and Ireland. As of December 31, 2022, *Protiviti* had 65 offices in the U.S., Canada, Australia, China, France, Germany, Italy, the Netherlands, Japan, Singapore, India, Switzerland and the United Kingdom. All of the offices are leased.

Item 3.   Legal Proceedings

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company working in California since March 13, 2010, were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" as well as performing activities related to the interview process. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees, and statutory penalties, including penalties for allegedly not paying all wages due upon separation to former employees and statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorneys General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees, and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

Item 4.   Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price, Dividends and Related Matters

The Company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "RHI". On January 31, 2023, there were 1,373 holders of record of the Common Stock.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased		Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Yet Be Purchased Under Publicly Announced Plans (b)
October 1, 2022 to October 31, 2022	—		$ —	—	4,658,630
November 1, 2022 to November 30, 2022	222,790		$ 74.87	222,790	4,435,840
December 1, 2022 to December 31, 2022	667,311	(a)	$ 73.24	602,357	3,833,483
Total October 1, 2022 to December 31, 2022	890,101			825,147	

(a) Includes 64,954 shares repurchased in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable withholding taxes.

(b) Commencing in October 1997, the Company's Board of Directors has, at various times, authorized the repurchase, from time to time, of the Company's common stock on the open market or in privately negotiated transactions depending on market conditions. Since plan inception, a total of 128,000,000 shares have been authorized for repurchase, of which 124,166,517 shares have been repurchased as of December 31, 2022. As disclosed in Note P—"Subsequent Events" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report, on February 9, 2023, an additional 10,000,000 shares have been authorized for repurchase bringing the total repurchase authorization since plan inception to 138,000,000.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights A	Weighted average exercise price of outstanding options, warrants and rights B	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A) C
Equity compensation plans approved by security holders	—	—	3,606,195
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	3,606,195

Since May 2005 all grants have been made pursuant to the Stock Incentive Plan which was approved by stockholders in May 2005, and re-approved in May 2008, May 2011, May 2013, May 2014, and May 2019. Such plan authorizes the issuance of stock options, restricted stock, stock units and stock appreciation rights to directors, executive officers and employees.

Stock Performance Graph

The following graph compares, through December 31, 2022, the cumulative total return of the Company's Common Stock, an index of certain publicly traded employment services companies, and the S&P 500. The graph assumes the investment of $100 at the beginning of the period depicted in the chart and reinvestment of all dividends. The peer companies are weighted by their respective market caps at the beginning of each period. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.



(a) This index represents the cumulative total return of the Company and the following corporations providing temporary or permanent employment services: Kelly Services, Inc.; Kforce Inc.; ManpowerGroup; and Resources Connection Inc.

Item 6. Reserved

15

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain information contained in Management's Discussion and Analysis and in other parts of this report may be deemed forward-looking statements regarding events and financial trends that may affect the future operating results or financial positions of Robert Half International Inc. (the "Company"). These statements may be identified by words such as "estimate," "forecast," "project," "plan," "intend," "believe," "expect," "anticipate," or variations or negatives thereof or by similar or comparable words or phrases. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. These risks and uncertainties include, but are not limited to, the following: changes to or new interpretations of United States of America ("U.S.") or international tax regulations, the global financial and economic situation; the duration and impact of the COVID-19 pandemic and efforts to mitigate its spread; changes in levels of unemployment and other economic conditions in the U.S. or foreign countries where the Company does business, or in particular regions or industries; reduction in the supply of candidates for contract employment or the Company's ability to attract candidates; the entry of new competitors into the marketplace or expansion by existing competitors; the ability of the Company to maintain existing client relationships and attract new clients in the context of changing economic or competitive conditions; the impact of competitive pressures, including any change in the demand for the Company's services, on the Company's ability to maintain its margins; the possibility of the Company incurring liability for its activities, including the activities of its engagement professionals, or for events impacting its engagement professionals on clients' premises; the possibility that adverse publicity could impact the Company's ability to attract and retain clients and candidates; the success of the Company in attracting, training, and retaining qualified management personnel and other staff employees; the Company's ability to comply with governmental regulations affecting personnel services businesses in particular or employer/employee relationships in general; whether there will be ongoing demand for Sarbanes-Oxley or other regulatory compliance services; the Company's reliance on short-term contracts for a significant percentage of its business; litigation relating to prior or current transactions or activities, including litigation that may be disclosed from time to time in the Company's Securities and Exchange Commission ("SEC") filings; the ability of the Company to manage its international operations and comply with foreign laws and regulations; the impact of fluctuations in foreign currency exchange rates; the possibility that the additional costs the Company will incur as a result of health care or other reform legislation may adversely affect the Company's profit margins or the demand for the Company's services; the possibility that the Company's computer and communications hardware and software systems could be damaged or their service interrupted or the Company could experience a cybersecurity breach; and the possibility that the Company may fail to maintain adequate financial and management controls and as a result suffer errors in its financial reporting. Additionally, with respect to Protiviti, other risks and uncertainties include the fact that future success will depend on its ability to retain employees and attract clients; there can be no assurance that there will be ongoing demand for broad based consulting, regulatory compliance, technology services, public sector or other high demand advisory services; failure to produce projected revenues could adversely affect financial results; and there is the possibility of involvement in litigation relating to prior or current transactions or activities. Because long-term contracts are not a significant part of the Company's business, future results cannot be reliably predicted by considering past trends or extrapolating past results.

Executive Overview

During 2022 the Company unified its family of Robert Half brands to focus on its key brand, *Robert Half.* This simplifies the Company's go-to-market brand structure for clients and candidates, provides leverage for greater brand awareness, and allows future flexibility to expand the Company's existing functional specializations. In connection with this process, the Company's current financial statement disclosures reflect new names for its reportable segments, including contract talent solutions (formerly temporary and consultant staffing), permanent placement talent solutions (formerly permanent placement staffing) and Protiviti (formerly risk consulting and internal audit services). What was previously referred to as staffing operations is now referred to as talent solutions.

The presentation of contract talent solutions includes functional specializations rather than the previously branded divisions. The functional specializations are: finance and accounting, which combines the former *Accountemps*® and *Robert Half*® *Management Resources* divisions; administrative and customer support, which consists of the former *OfficeTeam*®; and technology, which includes the former *Robert Half*® *Technology.*

The Company achieved record levels of service revenues and net income during 2022, and achieved new record levels for each. Annual service revenues reached $7.24 billion in 2022, increasing 12.0% from the prior year. Full-year 2022 net income was up 9.9% to $658 million and diluted net income per share increased 12.5% to $6.03. All of our major practice areas — contract talent, permanent placement and Protiviti — reached all-time high revenues, over and above very strong growth reported in the prior year.

Demand for the Company's contract talent solutions, permanent placement talent solutions, and Protiviti is largely dependent upon general economic and labor trends both domestically and abroad. The U.S. economic backdrop during 2022 was conducive to growth for the Company as real gross domestic product ("GDP") increased 2.1% in 2022, compared to an increase of 5.7% in 2021, while the unemployment rate declined from 3.9% in December 2021, to 3.5% in December 2022. Although recent metrics have come off all-time highs, talent shortages persist. In the U.S., unemployment stands at a 50-year low and remains even lower for those with a college degree, where the rate is 1.9%. Similar reports across the global also point to labor market resilience.

While there remains volatility in the macroeconomic environment, the Company is optimistic about its outlook for 2023. Clients continue to hire, albeit at an even more measured pace, which has the effect of lengthening the sales cycle. Longer term, the growth and margin prospects from an ongoing focus on services related to talent with higher level skills is encouraging. In addition, the structural shift to remote work, particularly with higher skills, creates a new competitive advantage as it highlights the Company's numerous strengths, including global brand, office network, candidate database and advanced AI-driven technologies. The Company's investments in innovation and technology position it to meaningfully improve the digital and recruiter experience for its clients and candidates and the internal productivity of its staff.

Reported results were unfavorably impacted by foreign currency exchange rates as the U.S. dollar strengthened against the Euro, British pound, Australian Dollar and Canadian Dollar.

The Company monitors various economic indicators and business trends in all of the countries in which it operates to anticipate demand for the Company's services. These trends are evaluated to determine the appropriate level of investment, including personnel, which will best position the Company for success in the current and future global macroeconomic environment. The Company's investments in headcount are typically structured to proactively support and align with expected revenue growth trends and productivity metrics. Visibility into future revenues is limited not only due to the dependence on macroeconomic conditions noted above, but also because of the relatively short duration of the Company's client engagements. Accordingly, the Company's headcount and other investments are typically assessed on at least a quarterly basis. During 2022 the Company increased headcount across all segments, when compared to prior year-end levels.

Critical Accounting Policies and Estimates

As described below, the Company's most critical accounting policies and estimates are those that involve subjective decisions or assessments.

Service Revenues. The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Income Taxes. The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $23.6 million and $24.2 million were recorded as of December 31, 2022, and 2021, respectively. The valuation allowances recorded relate primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future operating income, the Company will recognize a tax benefit up to the full amount of the related valuation reserve.

While management believes that its judgments and interpretations regarding income taxes are appropriate, significant differences in actual experience may materially affect the future financial results of the Company.

Recent Accounting Pronouncements

See Note B—"New Accounting Pronouncements" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Results of Operations

The Company analyzes its operating results for three reportable segments: contract talent solutions, permanent placement talent solutions, and Protiviti. The contract talent solutions and permanent placement talent solutions segments provide engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, and administrative and customer support roles. The Protiviti segment provides business and technology risk consulting and internal audit services.

Demand for the Company's services is largely dependent upon general economic and labor trends both domestically and abroad. Because of the inherent difficulty in predicting economic trends, future demand for the Company's services cannot be forecast with certainty.

The Company's talent solutions business conducts placement activities through 317 offices in 42 states, the District of Columbia, and 18 foreign countries, while Protiviti has 65 offices in 23 states and 13 foreign countries.

Non-GAAP Financial Measures

The financial results of the Company are prepared in conformity with accounting principles generally accepted in the U.S. ("GAAP") and the rules of the SEC. To help readers understand the Company's financial performance, the Company supplements its GAAP financial results with the following non-GAAP measures: adjusted gross margin; adjusted selling, general and administrative expense; combined segment income; and as adjusted revenue growth rates.

The following measures: adjusted gross margin and adjusted selling, general and administrative expenses include gains and losses on investments held to fund the Company's obligations under employee deferred compensation plans. The Company provides these measures because they are used by management to review its operational results.

Combined segment income is income before income taxes, adjusted for interest income and amortization of intangible assets. The Company provides combined segment income because it is how management evaluates segment performance.

As adjusted revenue growth rates represent year-over-year revenue growth rates after removing the impacts on reported revenues from the changes in the number of billing days and foreign currency exchange rates. The Company provides this data because it focuses on the Company's revenue growth rates attributable to operating activities and aids in evaluating revenue trends over time. The impacts from the changes in billing days and foreign currency exchange rates are calculated as follows:

- Billing days impact is calculated by dividing each comparative period's reported revenues by the number of billing days for that period to arrive at a per billing day amount. Same billing day growth rates are then calculated based on the per billing day amounts. Management calculates a global, weighted-average number of billing days for each reporting period based upon inputs from all countries and all functional specializations and segments.
- Foreign currency impact is calculated by retranslating current period international revenues using foreign currency exchange rates from the prior year's comparable period.

The non-GAAP financial measures provided herein may not provide information that is directly comparable to that provided by other companies in the Company's industry, as other companies may calculate such financial results differently. The Company's non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. The Company does not consider these non-GAAP financial measures to be a substitute for, or superior to, the information provided by GAAP financial results. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures is provided on the following pages.

Refer to Item 7a. "Quantitative and Qualitative Disclosures About Market Risk" of this report for further discussion of the impact of foreign currency exchange rates on the Company's results of operations and financial condition.

Years ended December 31, 2022 and 2021

Service Revenues.   The Company's revenues were $7.24 billion for the year ended December 31, 2022, increasing by 12.0%, compared to $6.46 billion for the year ended December 31, 2021. Revenues from U.S. operations increased 14.1% to $5.71 billion (78.9% of total revenue) for the year ended December 31, 2022, compared to $5.01 billion (77.5% of total revenue) for the year ended December 31, 2021. Revenues from international operations increased 4.9% to $1.53 billion (21.1% of total revenue) for the year ended December 31, 2022, compared to $1.45 billion (22.5% of total revenue) for the year ended December 31, 2021. Contributing factors for each reportable segment are discussed below in further detail.

Contract talent solutions revenues were $4.53 billion for the year ended December 31, 2022, increasing by 12.2% compared to revenues of $4.04 billion for the year ended December 31, 2021. Key drivers of contract talent solutions revenues include average hourly bill rates and the number of hours worked by the Company's engagement professionals on client engagements. The increase in contract talent solutions revenues for 2022 was primarily due to a 9.5% increase in average bill rates and a 2.2% increase in the number of hours worked by the Company's engagement professionals. On an as adjusted basis, contract talent solutions revenues increased 14.5% for 2022, compared to 2021. In the U.S., 2022 revenues increased 14.7% on a reported basis, and increased 14.8% on an as adjusted basis, compared to 2021. For the Company's international operations, 2022 revenues increased 3.5% on a reported basis, and increased 13.2% on an as adjusted basis, compared to 2021.

Permanent placement talent solutions revenues were $725 million for the year ended December 31, 2022, increasing by 27.2% compared to revenues of $570 million for the year ended December 31, 2021. Key drivers of permanent placement talent solutions revenues consist of the number of candidate placements and average fees earned per placement. The increase in permanent placement talent solutions revenues for 2022 was primarily due to an 18.6% increase in the number of placements and an 8.6% increase in average fees earned per placement. On an as adjusted basis, permanent placement talent solutions revenues increased 30.5% for 2022 compared to 2021. In the U.S., 2022 revenues increased 32.7% on a reported basis, and increased 32.9% on an as adjusted basis, compared to 2021. For the Company's international operations, 2022 revenues increased 15.0% on a reported basis, and increased 25.4% on an as adjusted basis, compared to 2021. Historically, demand for permanent placement services is even more sensitive to economic and labor market conditions than demand for contract talent solutions and this is expected to continue.

Protiviti revenues were $1.98 billion for the year ended December 31, 2022, increasing by 6.9% compared to revenues of $1.85 billion for the year ended December 31, 2021. Key drivers of Protiviti revenues are the billable hours worked by consultants on client engagements and average hourly bill rates. The increase in Protiviti revenues for 2022 was primarily due to a 16.5% increase in average hourly bill rates, partially offset by a 9.6% decrease in billable hours. The increase in hourly bill rates and decrease in billable hours for 2022 was primarily due to an increase in the mix of full-time Protiviti consultants relative to contractors. On an as adjusted basis, Protiviti revenues increased 9.3% for 2022 compared to 2021. In the U.S., 2022 revenues increased 7.8% on a reported basis, and increased 7.9% on an as adjusted basis, compared to 2021. For the Company's international operations, 2022 revenues increased 3.4% on a reported basis, and increased 14.8% on an as adjusted basis, compared to 2021.

A reconciliation of the non-GAAP year-over-year revenue growth rates to the reported year-over-year revenue growth rates for the year ended December 31, 2022, is presented in the following table:

	Global	United States	International
Contract talent solutions			
As Reported	12.2%	14.7%	3.5%
Billing Days Impact	0.4%	0.1%	0.7%
Currency Impact	1.9%	—	9.0%
As Adjusted	14.5%	14.8%	13.2%
Permanent placement talent solutions			
As Reported	27.2%	32.7%	15.0%
Billing Days Impact	0.3%	0.2%	0.7%
Currency Impact	3.0%	—	9.7%
As Adjusted	30.5%	32.9%	25.4%
Protiviti			
As Reported	6.9%	7.8%	3.4%
Billing Days Impact	0.2%	0.1%	0.7%
Currency Impact	2.2%	—	10.7%
As Adjusted	9.3%	7.9%	14.8%

Gross Margin. The Company's gross margin dollars were $3.09 billion for the year ended December 31, 2022, up 14.8% from $2.70 billion for the year ended December 31, 2021. Contributing factors for each reportable segment are discussed below in further detail.

Gross margin dollars for contract talent solutions represent revenues less costs of services, which consist of payroll, payroll taxes and benefit costs for engagement professionals, and reimbursable expenses. The key drivers of gross margin are: i) pay-bill spreads, which represent the differential between wages paid to engagement professionals and amounts billed to clients; ii) fringe costs, which are primarily composed of payroll taxes and benefit costs; and iii) conversion revenues, which are earned when a contract position converts to a permanent position with the Company's client.

Gross margin dollars for contract talent solutions were $1.80 billion for the year ended December 31, 2022, up 12.8% from $1.60 billion for the year ended December 31, 2021. As a percentage of revenues, gross margin dollars for contract talent solutions were 39.8% in 2022, up from 39.6% in 2021. This year-over-year improvement in gross margin percentage was primarily due to higher conversion revenues.

Gross margin dollars for permanent placement talent solutions represent revenues less reimbursable expenses. Gross margin dollars for permanent placement talent solutions were $724 million for the year ended December 31, 2022, up 27.2% from $569 million for the year ended December 31, 2021. Because reimbursable expenses for permanent placement talent solutions are de minimis, the increase in gross margin dollars is substantially explained by the increase in revenues previously discussed.

Gross margin dollars for Protiviti represent revenues less costs of services, which consist primarily of professional staff payroll, payroll taxes, benefit costs, and reimbursable expenses. The primary drivers of Protiviti's gross margin are: i) the relative composition of and number of professional staff and their respective pay and bill rates; and ii) staff utilization, which is the relationship of time spent on client engagements in proportion to the total time available for the Company's Protiviti staff. Gross margin dollars for Protiviti were $566 million for the year ended December 31, 2022, up 7.2% from $528 million for the year ended December 31, 2021. As a percentage of revenues, reported gross margin dollars for Protiviti were 28.6% in 2022, up from 28.5% in 2021. As a percentage of revenues, adjusted gross margin dollars for Protiviti were 27.9% in 2022, down from 29.0% in 2021. The year-over-year decrease in adjusted gross margin percentage was primarily due to lower staff utilization rates.

The Company's gross margin by reporting segment is summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2022	2021	2022	2021	2022	2021	2022	2021
Gross Margin								
Contract talent solutions	$1,804,029	$1,598,716	$1,804,029	$1,598,716	39.8%	39.6%	39.8%	39.6%
Permanent placement talent solutions	723,706	568,983	723,706	568,983	99.8%	99.8%	99.8%	99.8%
Protiviti	566,314	528,329	552,465	537,176	28.6%	28.5%	27.9%	29.0%
Total	$3,094,049	$2,696,028	$3,080,200	$2,704,875	42.7%	41.7%	42.6%	41.9%

The following tables provide reconciliations of the non-GAAP adjusted gross margin to reported gross margin for the years ended 2022 and 2021 (in thousands):

| | Year Ended December 31, 2022 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,804,029	39.8%	$ 723,706	99.8%	$ 566,314	28.6%	$3,094,049	42.7%
Adjustments (1)	—	—	—	—	(13,849)	(0.7%)	(13,849)	(0.1%)
As Adjusted	$1,804,029	39.8%	$ 723,706	99.8%	$ 552,465	27.9%	$3,080,200	42.6%

| | Year Ended December 31, 2021 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Gross Margin								
As Reported	$1,598,716	39.6%	$ 568,983	99.8%	$ 528,329	28.5%	$2,696,028	41.7%
Adjustments (1)	—	—	—	—	8,847	0.5%	8,847	0.2%
As Adjusted	$1,598,716	39.6%	$ 568,983	99.8%	$ 537,176	29.0%	$2,704,875	41.9%

(1) Changes in the Company's deferred compensation obligations related to Protiviti operations are included in costs of services, while the related investment (income) loss is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment (income) loss from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

Selling, General and Administrative Expenses. The Company's selling, general and administrative expenses consist primarily of staff compensation, advertising, variable overhead, depreciation, and occupancy costs. The Company's selling, general and administrative expenses were $2.12 billion for the year ended December 31, 2022, up 8.5% from $1.95 billion for the year ended December 31, 2021. As a percentage of revenues, reported selling, general and administrative expenses were 29.3% in 2022, down from 30.2% in 2021. As a percentage of revenues, adjusted selling, general and administrative expenses were 30.3% in 2022, up from 29.4% in 2021. Contributing factors for each reportable segment are discussed below in further detail.

Selling, general and administrative expenses for contract talent solutions were $1.25 billion for the year ended December 31, 2022, flat compared to the year ended December 31, 2021. As a percentage of revenues, reported selling, general and administrative expenses for contract talent solutions were 27.5% in 2022, down from 31.0% in 2021. As a percentage of revenues, adjusted selling, general and administrative expenses for contract talent solutions were 28.9% in 2022, down from 29.8% in 2021, due primarily to positive leverage from an increase in revenues.

Selling, general and administrative expenses for permanent placement talent solutions were $587 million for the year ended December 31, 2022, increasing by 25.5% from $468 million for the year ended December 31, 2021. As a percentage of revenues, reported selling, general and administrative expenses for permanent placement talent solutions services were 81.0% in 2022, down from 82.1% in 2021. As a percentage of revenues, adjusted selling, general and administrative expenses for permanent placement talent solutions was 82.2% in 2022, up from 81.2% in 2021, due primarily to higher staff compensation costs.

Selling, general and administrative expenses for Protiviti were $282 million for the year ended December 31, 2022, increasing by 21.6% from $232 million for the year ended December 31, 2021. As a percentage of revenues, selling, general and administrative expenses for Protiviti were 14.2% in 2022, up from 12.5% in 2021, due primarily to operating expenditures returning to more normal levels following lower levels of expenditures experienced during the COVID-19 pandemic.

The Company's selling, general and administrative expenses by reportable segment are summarized as follows (in thousands):

| | Year Ended December 31, | | | | Relationships | | | |
| | As Reported | | As Adjusted | | As Reported | | As Adjusted | |
	2022	2021	2022	2021	2022	2021	2022	2021
Selling, General and Administrative Expenses								
Contract talent solutions	$1,248,378	$1,251,565	$1,311,748	$1,204,844	27.5%	31.0%	28.9%	29.8%
Permanent placement talent solutions	587,164	468,028	596,084	462,518	81.0%	82.1%	82.2%	81.2%
Protiviti	281,754	231,689	281,754	231,689	14.2%	12.5%	14.2%	12.5%
Total	$2,117,296	$1,951,282	$2,189,586	$1,899,051	29.3%	30.2%	30.3%	29.4%

The following tables provide reconciliations of the non-GAAP selling, general and administrative expenses to reported selling, general and administrative expenses for the years ended 2022 and 2021 (in thousands):

| | Year Ended December 31, 2022 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,248,378	27.5%	$ 587,164	81.0%	$ 281,754	14.2%	$2,117,296	29.3%
Adjustments (1)	63,370	1.4%	8,920	1.2%	—	—	72,290	1.0%
As Adjusted	$1,311,748	28.9%	$ 596,084	82.2%	$ 281,754	14.2%	$2,189,586	30.3%

| | Year Ended December 31, 2021 | | | | | | | |
| | Contract talent solutions | | Permanent placement talent solutions | | Protiviti | | Total | |
	$	% of Revenue	$	% of Revenue	$	% of Revenue	$	% of Revenue
Selling, General and Administrative Expenses								
As Reported	$1,251,565	31.0%	$ 468,028	82.1%	$ 231,689	12.5%	$1,951,282	30.2%
Adjustments (1)	(46,721)	(1.2%)	(5,510)	(0.9%)	—	—	(52,231)	(0.8%)
As Adjusted	$1,204,844	29.8%	$ 462,518	81.2%	$ 231,689	12.5%	$1,899,051	29.4%

(1) Changes in the Company's deferred compensation obligations related to talent solutions operations are included in selling, general and administrative expenses, while the related investment (income) loss is presented separately. The non-GAAP financial adjustments shown in the table above are to reclassify investment (income) loss from investments held in employee deferred compensation trusts to the same line item that includes the corresponding change in obligation. These adjustments have no impact on income before income taxes.

(Income) Loss from Investments Held in Employee Deferred Compensation Trusts. Under the Company's employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's employee deferred compensation obligation to employees changes and adjustments are recorded in selling, general and administrative expenses, or in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by the equal and offsetting amount, leaving no net costs to the Company. The Company's (income) loss from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations. The Company's (income) loss from investments held in employee deferred compensation trusts was a loss of $86 million for the year ended December 31, 2022, down from income of $61 million for the year ended December 31, 2021. The decrease in income from trust investments was due to negative market returns in 2022.

Income Before Income Taxes and Segment Income. The Company's total income before income taxes was $897 million, or 12.4% of revenues, for the year ended December 31, 2022, up from $804 million or 12.4% of revenues for the year ended December 31, 2021. Combined segment income was $891 million, or 12.3% of revenues, for the year ended December 31, 2022, up from $806 million, or 12.5% of revenues, for the year ended December 31, 2021.

The Company's non-GAAP combined segment income is summarized as follows (in thousands):

| | Year Ended December 31, | | | |
	2022	% of Revenue	2021	% of Revenue
Combined Segment Income				
Contract talent solutions	$ 492,281	10.9%	$ 393,872	9.8%
Permanent placement talent solutions	$ 127,622	17.6%	$ 106,465	18.7%
Protiviti	$ 270,711	13.7%	$ 305,487	16.5%
Total	$ 890,614	12.3%	$ 805,824	12.5%

The following table provides a reconciliation of the non-GAAP combined segment income to reported income before income taxes for the years ended December 31, 2022, and 2021 (in thousands):

| | Year Ended December 31, | | | |
	2022	% of Revenue	2021	% of Revenue
Income before income taxes	$ 896,955	12.4 %	$ 803,780	12.4 %
Interest income, net	(8,008)	(0.1%)	(197)	0.0 %
Amortization of intangible assets	1,667	0.0 %	2,241	0.1 %
Combined segment income	$ 890,614	12.3 %	$ 805,824	12.5 %

Provision for income taxes. The provision for income taxes was 26.6% and 25.5% for the years ended December 31, 2022 and 2021, respectively. The higher tax rate for 2022 can be primarily attributed to higher non-deductible expenses in 2022, as well as lower stock compensation deductions due to the Company's stock price.

Years ended December 31, 2021 and 2020

A discussion of changes regarding the Company's financial condition and results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020, can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 14, 2022, which is available free of charge on the SEC's website at www.sec.gov and at www.roberthalf.com/investor-center.

Liquidity and Capital Resources

The change in the Company's liquidity during the years ended December 31, 2022 and 2021, is primarily the net effect of funds generated by operations and the funds used for capital expenditures, investment in employee deferred compensation trusts, net of redemptions from employee deferred compensation trusts, repurchases of common stock, and payment of dividends.

Cash and cash equivalents were $659 million and $619 million at December 31, 2022, and 2021, respectively. Operating activities provided $684 million during the year ended December 31, 2022, offset by $117 million and $509 million of net cash used in investing activities and financing activities, respectively. Operating activities provided $603 million during the year ended December 31, 2021, offset by $88 million and $459 million of net cash used in investing and financing activities, respectively.

Operating activities—Net cash provided by operating activities for the year ended December 31, 2022, was $684 million. This was composed of net income of $658 million adjusted upward for non-cash items of $254 million, offset by net cash used in changes in working capital of $228 million. Net cash provided by operating activities for the year ended December 31, 2021, was $603 million. This was composed of net income of $599 million, adjusted upward for non-cash items of $89 million, offset by net cash used in changes in working capital of $85 million.

Investing activities—Cash used in investing activities for the year ended December 31, 2022, was $117 million. This was composed of capital expenditures of $61 million, investments in employee deferred compensation trusts of $67 million and $19 million cash paid for an acquisition, partially offset by proceeds from employee deferred compensation trust redemptions of $30 million. Cash used in investing activities for the year ended December 31, 2021, was $88 million. This was composed of capital expenditures of $37 million and investments in employee deferred compensation trusts of $85 million, partially offset by proceeds from employee deferred compensation trust redemptions of $34 million.

Capital expenditures, including $40 million related to cloud computing implementations, in 2022, totaled $101 million, approximately 80.0% of which represented investments in software initiatives and technology infrastructure, both of which are important to the Company's sustainability and future growth opportunities. Capital expenditures for cloud computing arrangements are included in cash flows from operating activities on the Company's Consolidated Statements of Cash Flows. Capital expenditures included amounts spent on tenant improvements and furniture and equipment in the Company's leased offices. The Company currently expects 2023 capitalized expenditures will range from $100 million to $120 million, of which $65 million to $75 million relates to software initiatives and technology infrastructure, including capitalized costs relating to the implementation of cloud computing arrangements.

Financing activities—Cash used in financing activities for the year ended December 31, 2022, was $509 million. This included repurchases of $320 million in common stock and $189 million in dividends paid to stockholders. Cash used in financing activities for the year ended December 31, 2021, was $459 million. This included repurchases of $288 million in common stock and $171 million in dividends paid to stockholders.

As of December 31, 2022, the Company is authorized to repurchase, from time to time, up to 3.8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. On February 9, 2023, the Company authorized the repurchase, from time to time, of up to an additional 10.0 million shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. During the years ended December 31, 2022 and 2021, the Company repurchased 3.3 million shares, at a cost of $280 million, and 2.8 million shares, at a cost of $260 million, on the open market, respectively. Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. During the years ended December 31, 2022 and 2021, such repurchases totaled 0.4 million shares, at a cost of $38 million, and 0.3 million shares, at a cost of $30 million, respectively. Repurchases of shares have been funded with cash generated from operations.

The Company's working capital as of December 31, 2022, included $659 million in cash and cash equivalents and $1.02 billion in net accounts receivable, both of which will be a significant source of ongoing liquidity and financial resilience. The Company expects that internally generated cash will be sufficient to support the working capital needs of the Company, the Company's fixed payments, dividends, and other obligations on both a short-term and long-term basis.

There is limited visibility into future cash flows as the Company's revenues and net income are dependent on macroeconomic conditions. The Company's variable direct costs related to its contract talent solutions business will largely fluctuate in relation to its revenues.

The Company has an unsecured revolving credit facility (the "Credit Agreement") of $100 million, which matures in May 2024. Borrowings under the Credit Agreement will bear interest in accordance with the terms of the borrowing, which typically will be calculated according to the LIBOR, or an alternative base rate, plus an applicable margin. The Credit Agreement is subject to certain financial covenants and the Company was in compliance with these covenants as of December 31, 2022. There were no borrowings under the Credit Agreement as of December 31, 2022, or December 31, 2021.

On February 9, 2023, the Company announced a quarterly dividend of $0.48 per share to be paid to all shareholders of record as of February 24, 2023. The dividend will be paid on March 15, 2023.

Material Cash Requirements from Contractual Obligations

Leases. As of December 31, 2022, the Company reported current and long-term operating lease liabilities of $86.1 million and $151.8 million, respectively. These balances consist of the minimum rental commitments for 2023 and thereafter, discounted to reflect the Company's cost of borrowing, under non-cancelable lease contracts executed as of December 31, 2022.

The majority of these leases are for real estate. In the event the Company vacates a location prior to the end of the lease term, the Company may be obliged to continue making lease payments. For further information, see Note F—"Leases" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Purchase Obligations. As of December 31, 2022, the Company incurred contractual purchase obligations of $251.3 million primarily related to software subscriptions, services, telecom services and software maintenance agreements. Of this amount, $113.5 million is expected to be paid within the next twelve months. These purchase obligations are incurred during the normal course of business.

Employee Deferred Compensation Plan. As of December 31, 2022, the Company reported deferred compensation plan obligations of $474.1 million in its accompanying Consolidated Statements of Financial Position. The balances are due to employees based upon elections they make at the time of deferring their funds. The timing of these payments may change based upon factors including termination of the Company's employment arrangement with a participant. Assets of these plans are held by an independent trustee for the sole benefit of participating employees and consist of money market funds and mutual funds. For further information, see Note I—"Employee Deferred Compensation Plans" to the Company's Consolidated Financial Statements included under Part II—Item 8 of this report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Because a portion of the Company's net revenues are derived from its operations outside the U.S. and are denominated in local currencies, the Company is exposed to the impact of foreign currency fluctuations. The Company's exposure to foreign currency exchange rates relates primarily to the Company's foreign subsidiaries. Exchange rates impact the U.S. dollar value of the Company's reported revenues, expenses, earnings, assets and liabilities.

For the year ended December 31, 2022, approximately 21.1% of the Company's revenues were generated outside of the U.S.. These operations transact business in their functional currency, which is the same as their local currency. As a result, fluctuations in the value of foreign currencies against the U.S. dollar, particularly the Canadian dollar, British pound, Euro, Australian dollar and Brazilian real, have an impact on the Company's reported results. Under GAAP, revenues and expenses denominated in foreign currencies are translated into U.S. dollars at the monthly average exchange rates prevailing during the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of the Company's international markets, the Company's reported results vary.

During 2022, the U.S. dollar generally strengthened against the primary currencies in which the Company conducts business, compared to one year ago. Foreign currency exchange rates had the effect of decreasing reported service revenues by $139.1 million, or 2.2%, in 2022. The general strengthening of the U.S. dollar also affected the reported level of expenses incurred in the Company's international operations. Because substantially all the Company's international operations generated revenues and incurred expenses within the same country and currency, the effect of lower reported revenues is largely offset by the decrease in reported operating expenses. Reported net income was $6.5 million, or 1.1% lower in 2022, due to the effect of foreign currency exchange rates.

For the one month ended January 31, 2023, the U.S. dollar has weakened against the Euro, British Pound, Australian Dollar, Canadian Dollar and the Brazilian Real since December 31, 2022. If foreign currency exchange rates were to remain at January 2023 levels throughout 2023, the currency impact on the Company's full-year reported revenues would be favorable, offset by an unfavorable impact on operating expenses. These results will likely have an immaterial impact on reported net income.

Fluctuations in foreign currency exchange rates impact the U.S. dollar amount of the Company's stockholders' equity. The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars at the exchange rates in effect at period end. The resulting translation adjustments are recorded in stockholders' equity as a component of accumulated other comprehensive (income) loss. Although currency fluctuations impact the Company's reported results and shareholders' equity, such fluctuations generally do not affect cash flow or result in actual economic gains or losses. The Company generally has few cross-border transfers of funds, consisting of dividends from the Company's foreign subsidiaries, and transfers to and from the U.S. related to intercompany working capital requirements.

Item 8. Financial Statements and Supplementary Data

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands, except share amounts)

	December 31,	
	2022	**2021**
ASSETS		
Cash and cash equivalents	$ 658,626	$ 619,001
Accounts receivable, net	1,018,287	984,691
Employee deferred compensation trust assets	432,734	494,991
Other current assets	175,465	169,864
Total current assets	2,285,112	2,268,547
Property and equipment, net	109,687	93,403
Right-of-use assets	201,998	228,793
Other intangible assets, net	5,317	3,334
Goodwill	237,810	222,855
Noncurrent deferred income taxes	124,564	135,427
Total assets	$ 2,964,488	$ 2,952,359
LIABILITIES		
Accounts payable and accrued expenses	$ 168,163	$ 183,796
Accrued payroll and benefit costs	472,310	540,183
Employee deferred compensation plan obligations	474,111	535,276
Income taxes payable	15,535	15,631
Current operating lease liabilities	86,083	83,787
Total current liabilities	1,216,202	1,358,673
Noncurrent operating lease liabilities	151,768	181,291
Other liabilities	27,960	31,344
Total liabilities	1,395,930	1,571,308
Commitments and Contingencies (Note K)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $0.001 par value; authorized 260,000,000 shares; issued and outstanding 107,698,498 and 110,685,989 shares	108	111
Additional paid-in capital	1,293,565	1,235,903
Accumulated other comprehensive income (loss)	(43,623)	(22,622)
Retained earnings	318,508	167,659
Total stockholders' equity	1,568,558	1,381,051
Total liabilities and stockholders' equity	$ 2,964,488	$ 2,952,359

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Service revenues	$ 7,238,142	$ 6,461,444	$ 5,109,000
Costs of services	4,144,093	3,765,416	3,096,389
Gross margin	3,094,049	2,696,028	2,012,611
Selling, general and administrative expenses	2,117,296	1,951,282	1,666,041
(Income) loss from investments held in employee deferred compensation trusts	86,139	(61,078)	(75,188)
Amortization of intangible assets	1,667	2,241	1,219
Interest income, net	(8,008)	(197)	(1,343)
Income before income taxes	896,955	803,780	421,882
Provision for income taxes	239,036	205,154	115,606
Net income	$ 657,919	$ 598,626	$ 306,276
Net income per share:			
Basic	$ 6.08	$ 5.42	$ 2.72
Diluted	$ 6.03	$ 5.36	$ 2.70
Shares:			
Basic	108,214	110,482	112,729
Diluted	109,171	111,718	113,318
Dividends declared per share	$ 1.72	$ 1.52	$ 1.36

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
COMPREHENSIVE INCOME (LOSS):			
Net income	$ 657,919	$ 598,626	$ 306,276
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	(25,274)	(18,702)	18,973
Foreign defined benefit plan adjustments, net of tax	4,273	812	(3,719)
Total other comprehensive income (loss)	(21,001)	(17,890)	15,254
Total comprehensive income (loss)	$ 636,918	$ 580,736	$ 321,530

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Par Value				
Balance at December 31, 2019	115,120	$ 115	$ 1,127,487	$ (19,986)	$ 36,067	$1,143,683
Net income	—	—	—	—	306,276	306,276
Adoption of accounting pronouncement	—	—	—	—	(558)	(558)
Other comprehensive income (loss)	—	—	—	15,254	—	15,254
Dividends declared ($1.36 per share)	—	—	—	—	(156,045)	(156,045)
Net issuances of restricted stock	879	1	(1)	—	—	—
Stock-based compensation	—	—	52,486	—	—	52,486
Repurchases of common stock	(2,871)	(3)	—	—	(155,804)	(155,807)
Balance at December 31, 2020	113,128	$ 113	$ 1,179,972	$ (4,732)	$ 29,936	$1,205,289
Net income	—	—	—	—	598,626	598,626
Other comprehensive income (loss)	—	—	—	(17,890)	—	(17,890)
Dividends declared ($1.52 per share)	—	—	—	—	(170,679)	(170,679)
Net issuances of restricted stock	701	1	(1)	—	—	—
Stock-based compensation	—	—	55,932	—	—	55,932
Repurchases of common stock	(3,143)	(3)	—	—	(290,224)	(290,227)
Balance at December 31, 2021	110,686	$ 111	$ 1,235,903	$ (22,622)	$ 167,659	$1,381,051
Net income	—	—	—	—	657,919	657,919
Other comprehensive income (loss)	—	—	—	(21,001)	—	(21,001)
Dividends declared ($1.72 per share)	—	—	—	—	(189,266)	(189,266)
Net issuances of restricted stock	693	1	(1)	—	—	—
Stock-based compensation	—	—	57,663	—	—	57,663
Repurchases of common stock	(3,681)	(4)	—	—	(317,804)	(317,808)
Balance at December 31, 2022	107,698	$ 108	$ 1,293,565	$ (43,623)	$ 318,508	$1,568,558

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

ROBERT HALF INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 657,919	$ 598,626	$ 306,276
Adjustments to reconcile net income to net cash provided by operating activities:			
Allowance for credit losses	8,771	9,464	4,200
Depreciation	47,398	52,210	62,281
Amortization of cloud computing implementation costs	28,925	28,023	18,399
Amortization of intangible assets	1,667	2,241	1,219
Realized and unrealized (gains) losses from investments held in employee deferred compensation trusts	98,776	(37,359)	(66,866)
Stock-based compensation	57,663	55,932	52,486
Deferred income taxes	10,810	(21,133)	(13,146)
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(65,626)	(292,628)	127,740
Capitalized cloud computing implementation costs	(40,357)	(31,240)	(33,178)
Accounts payable and accrued expenses	3,735	52,610	1,098
Accrued payroll and benefit cost	(58,067)	99,005	119,231
Employee deferred compensation plan obligations	(61,165)	100,058	13,923
Income taxes payable	2,596	3,587	182
Other assets and liabilities, net	(9,295)	(16,260)	2,683
Net cash flows provided by operating activities	683,750	603,136	596,528
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(61,120)	(36,611)	(33,377)
Investments in employee deferred compensation trusts	(67,388)	(85,432)	(64,351)
Proceeds from employee deferred compensation trust redemptions	30,869	34,434	123,025
Payments for acquisitions, net of cash acquired	(18,984)	—	(15,836)
Net cash flows (used in) provided by investing activities	(116,623)	(87,609)	9,461
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of notes payable	—	(239)	(218)
Repurchases of common stock	(319,897)	(287,738)	(159,172)
Dividends paid	(189,286)	(170,612)	(155,935)
Net cash flows used in financing activities	(509,183)	(458,589)	(315,325)
Effect of exchange rate fluctuations	(18,319)	(12,363)	13,284
Change in cash and cash equivalents	39,625	44,575	303,948
Cash and cash equivalents at beginning of period	619,001	574,426	270,478
Cash and cash equivalents at end of period	$ 658,626	$ 619,001	$ 574,426
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 368	$ 548	$ 577
Income taxes, net of refunds	$ 217,927	$ 219,726	$ 128,321
Non-cash items:			
Stock repurchases awaiting settlement	$ 3,504	$ 5,593	$ 3,104
Fund exchanges within employee deferred compensation trusts	$ 103,003	$ 116,815	$ 208,055
Contingent consideration related to acquisition	$ 1,300	$ —	$ —

The accompanying Notes to Consolidated Financial Statements
are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A—Summary of Significant Accounting Policies

Nature of Operations. Robert Half International Inc. (the "Company") is a specialized talent solutions and business consulting firm that connects opportunities at great companies with highly skilled job seekers. *Robert Half*® offers contract talent solutions and permanent placement talent solutions for finance and accounting, technology, marketing and creative, legal, administrative, and customer support roles. Robert Half is also the parent company of *Protiviti*®, a global consulting firm that provides internal audit, risk, business, and technology consulting solutions.

During 2022 the Company unified its family of Robert Half brands to focus on its key brand, *Robert Half.* This simplifies the Company's go-to-market brand structure for clients and candidates, provides leverage for greater brand awareness, and allows future flexibility to expand the Company's existing functional specializations. In connection with this process, the Company's current financial statement disclosures reflect new names for its reportable segments, including contract talent solutions (formerly temporary and consultant staffing), permanent placement talent solutions (formerly permanent placement staffing) and Protiviti (formerly risk consulting and internal audit services). What was previously referred to as staffing operations is now referred to as talent solutions.

The presentation of contract talent solutions includes functional specializations rather than the previously branded divisions. The functional specializations are: finance and accounting, which combines the former *Accountemps*® and *Robert Half*® *Management Resources* divisions; administrative and customer support, which consists of the former *OfficeTeam*®; and technology, which includes the former *Robert Half*® *Technology*.

The Company operates in North America, South America, Europe, Asia, and Australia. The Company is a Delaware corporation.

Basis of Presentation. The Consolidated Financial Statements ("Financial Statements") of the Company are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and the rules of the Securities and Exchange Commission ("SEC"). Certain reclassifications have been made to prior years' consolidated financial statements to conform to the 2022 presentation.

Principles of Consolidation. The Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. As of December 31, 2022, such estimates include allowances for credit losses, variable consideration, workers' compensation losses, accrued medical expenses, income and other taxes, and assumptions used in the Company's goodwill impairment assessment and in the valuation of stock grants subject to market conditions. Actual results and outcomes may differ from management's estimates and assumptions.

Service Revenues. The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. See Note C—"Revenue Recognition" for further discussion of the revenue recognition accounting policy.

Costs of Services. Direct costs of contract talent solutions consist of payroll, payroll taxes, and benefit costs for the Company's engagement professionals, as well as reimbursable expenses. Direct costs of permanent placement talent solutions consist of reimbursable expenses. Protiviti direct costs of services include professional staff payroll, payroll taxes and benefit costs, as well as reimbursable expenses.

Advertising Costs. The Company expenses all advertising costs as incurred. Advertising costs were $55.6 million, $49.3 million and $37.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

(Income) Loss from Investments Held in Employee Deferred Compensation Trusts. Under the Company's employee deferred compensation plans, employees direct the investment of their account balances, and the Company invests amounts held in the associated investment trusts consistent with these directions. As realized and unrealized investment gains and losses occur, the Company's deferred compensation obligation to employees changes and adjustments are recorded in selling, general and administrative expenses or, in the case of Protiviti, costs of services. The value of the related investment trust assets also changes by an equal and offsetting amount, leaving no net cost to the Company. The Company's (income) loss from investments held in employee deferred compensation trusts consists primarily of unrealized and realized gains and losses and dividend income from trust investments and is presented separately on the Consolidated Statements of Operations.

The following table presents the Company's (income) loss from investments held in employee deferred compensation trusts (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Dividend income	$ (12,637)	$ (23,719)	$ (8,322)
Realized and unrealized (gains) losses	98,776	(37,359)	(66,866)
(Income) loss from investments held in employee deferred compensation trusts	$ 86,139	$ (61,078)	$ (75,188)

Comprehensive Income (Loss). Comprehensive income (loss) includes net income and certain other items that are recorded directly to stockholders' equity. The Company's only sources of other comprehensive income (loss) are foreign currency translation and foreign defined benefit plan adjustments.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity at the date of purchase of three months or less as cash equivalents. This includes money market funds that meet the requirements to be treated as cash equivalents. However, money market funds held in investment trusts that are being used as investments to satisfy the Company's obligations under its employee deferred compensation plans are treated as investments and are included in employee deferred compensation trust assets on the Consolidated Statements of Financial Position.

Fair Value of Financial Instruments. Assets and liabilities recorded at fair value are measured and classified in accordance with a three-tier fair value hierarchy based on the observability of the inputs available in the market to measure fair value, summarized as follows:

Level 1: observable inputs for identical assets or liabilities, such as quoted prices in active markets

Level 2: inputs other than the quoted prices in active markets that are observable either directly or indirectly

Level 3: unobservable inputs in which there is little or no market data, which requires management's best estimates and assumptions that market participants would use in pricing the asset or liability

The carrying value of cash and cash equivalents, net accounts receivable, and accounts payable and accrued expenses approximates fair value because of their short-term nature. The Company holds mutual funds and money market funds to satisfy its obligations under its employee deferred compensation plans which are carried at fair value based on quoted market prices in active markets for identical assets (level 1).

The following table sets forth the composition of the underlying assets which comprise the Company's deferred compensation trust assets (in thousands):

| | | Fair Value Measurements Using | | |
	Balance at December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market funds	$ 77,730	$ 77,730	—	—
Mutual funds - bond	31,096	31,096	—	—
Mutual funds - stock	245,908	245,908	—	—
Mutual funds - blend	78,000	78,000	—	—
	$ 432,734	$ 432,734	—	—

| | | Fair Value Measurements Using | | |
	Balance at December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money market funds	$ 66,700	$ 66,700	—	—
Mutual funds - bond	30,750	30,750	—	—
Mutual funds - stock	303,277	303,277	—	—
Mutual funds - blend	94,264	94,264	—	—
	$ 494,991	$ 494,991	—	—

Certain items, such as goodwill and other intangible assets, are recognized or disclosed at fair value on a non-recurring basis. The Company determines the fair value of these items using level 3 inputs. There are inherent limitations when estimating the fair value of financial instruments, and the fair values reported are not necessarily indicative of the amounts that would be realized in current market transactions.

Allowance for Credit Losses.   The Company is exposed to credit losses resulting from the inability of its customers to make required payments. The Company establishes an allowance for these potential credit losses based on its review of customers' credit profiles, historical loss statistics, prepayments, recoveries, age of customer receivable balances, current business conditions and macro-economic trends. The Company considers risk characteristics of trade receivables based on asset type and geographical locations to evaluate trade receivables on a collective basis. The Company applies credit loss estimates to these pooled receivables to determine expected credit losses.

The following table sets forth the activity in the allowance for credit losses from December 31, 2020, through December 31, 2022 (in thousands):

	Allowance for Credit Losses
Balance as of December 31, 2020	$ 19,617
Charges to expense	9,464
Deductions	(6,827)
Other, including translation adjustments	(724)
Balance as of December 31, 2021	$ 21,530
Charges to expense	8,771
Deductions	(7,091)
Other, including translation adjustments	(649)
Balance as of December 31, 2022	$ 22,561

Property and Equipment. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following useful lives:

Computer hardware	2 to 3 years
Computer software	2 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Term of lease

Internal-use Software. The Company develops and implements software for internal use to enhance the performance and capabilities of the operating technology infrastructure. Direct costs incurred for the development of internal-use software are capitalized from the time when the completion of the internal-use software is considered probable until the software is ready for use. All other preliminary and planning stage costs are expensed as incurred. Cloud computing implementation costs incurred in hosting arrangements are capitalized and reported as a component of other current assets, while all other capitalized internal-use software development costs are reported as a component of computer software within property and equipment on the Consolidated Statements of Financial Position. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software, ranging from two to five years.

Leases. The Company determines if a contractual arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities on the Consolidated Statements of Financial Position. The Company does not currently have finance leases.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the possession date (generally, this is the commencement date) of the lease based on the present value of lease payments over the lease term. The lease payments included in the present value are fixed lease payments and fixed management fees. The operating lease ROU assets include any payments made before the commencement date and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company estimates its collateralized incremental borrowing rate, based on information available at the commencement date, in determining the present value of lease payments. The Company applies the portfolio approach in applying discount rates to its classes of leases. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not have any material subleases. The Company does not currently have residual value guarantees or restrictive covenants in its leases. The Company has contracts with lease and non-lease components, which are accounted for on a combined basis.

Goodwill and Intangible Assets.   Goodwill and intangible assets primarily consist of the cost of acquired companies in excess of the fair market value of their net tangible assets at the date of acquisition. Identifiable intangible assets are amortized over their lives, typically ranging from two to five years. Goodwill is not amortized, but is tested at least annually for impairment. The Company completed its annual goodwill impairment assessment during the second quarter in each of the years ended December 31, 2022, 2021 and 2020, and determined that no adjustment to the carrying value of goodwill was required. There were no events or changes in circumstances during the six months ended December 31, 2022, that caused the Company to perform an interim impairment assessment.

Income Taxes.   The Company's operations are subject to U.S. federal, state, local and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, the Company makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which the Company expects will apply to taxable income in the years in which those temporary differences are recovered or settled. The likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning strategies in the various relevant jurisdictions.

The Company also evaluates the need for valuation allowances to reduce the deferred tax assets to realizable amounts. Management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. When appropriate, a valuation allowance is recorded against deferred tax assets to offset future tax benefits that may not be realized. Valuation allowances of $23.6 million and $24.2 million were recorded as of December 31, 2022, and 2021, respectively. The valuation allowances recorded related primarily to net operating losses in certain international operations. If such losses are ultimately utilized to offset future segment income, the Company will recognize a tax benefit up to the full amount of the valuation reserve.

Workers' Compensation.   Except for states which require participation in state-operated insurance funds, the Company retains the economic burden for the first $0.5 million per occurrence in workers' compensation claims. Workers' compensation includes the ongoing medical and indemnity costs for claims filed, which may be paid over numerous years following the date of injury. Claims in excess of $0.5 million are insured. Workers' compensation expense includes the insurance premiums for claims in excess of $0.5 million, claims administration fees charged by the Company's workers' compensation administrator, premiums paid to state-operated insurance funds, and an estimate for the Company's liability for incurred but not reported ("IBNR") claims and for the ongoing development of existing claims.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for workers' compensation claims using loss development rates which are estimated using periodic third party actuarial valuations based upon historical loss statistics, which include the Company's historical frequency and severity of workers' compensation claims, and an estimate of future cost trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Accrued Medical Expenses.   The Company offers several medical plans to its employees and retains the economic burden for the first $1.0 million per claimant per year in medical claims. Claims in excess of $1.0 million per year per claimant are insured. Medical expense includes the insurance premiums for claims in excess of $1.0 million, claims administration fees, prescription fees and reimbursements, and an estimate for the Company's liability for IBNR claims and for the ongoing development of existing claims. Medical expenses are presented as a component of selling, general and administrative expenses, or in the case of risk consulting and internal audit services, costs of services in the Consolidated Statements of Operations.

The reserves for IBNR claims and for the ongoing development of existing claims in each reporting period include estimates. The Company has established reserves for medical claims using rates which are estimated using periodic third-party actuarial valuations based upon historical loss statistics which include the Company's historical claims data, and an estimate of future claim trends. While management believes that its assumptions and estimates are appropriate, significant differences in actual experience or significant changes in assumptions may materially affect the Company's future results.

Foreign Currency Translation. The reporting currency of the Company and its subsidiaries is the U.S. dollar. The functional currency of the Company's international subsidiaries is their local currency. The results of operations of the Company's international subsidiaries are translated at the monthly average exchange rates prevailing during the period. The financial position of the Company's international subsidiaries is translated at the current exchange rates at the end of the period, and the related translation adjustments are recorded as a component of accumulated other comprehensive income (loss) within Stockholders' Equity. Gains and losses resulting from foreign currency transactions are included as a component of selling, general and administrative expenses in the Consolidated Statements of Operations and have not been material for all periods presented.

Stock-based Compensation. Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock.

The Company recognizes compensation expense equal to the grant-date fair value for all stock-based payment awards that are expected to vest. This expense is recorded on a straight-line basis over the requisite service period of the entire award. The Company determines the grant-date fair value of its restricted stock and stock unit awards using the fair market value of its stock on the grant date, unless the awards are subject to market conditions, in which case the Company utilizes a binomial-lattice model (i.e., Monte Carlo simulation model). The Monte Carlo simulation model utilizes multiple input variables to determine the stock-based compensation fair value.

No stock appreciation rights have been granted under the Company's existing stock plans. The Company has not granted any options to purchase common stock since 2006.

Note B—New Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Government Assistance. In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance" to increase the transparency of government assistance, including the disclosure of the types of assistance an entity receives, an entity's method of accounting for government assistance and the effect of the assistance on an entity's financial statements. This standard is effective for annual periods beginning after December 15, 2021. The amendments should be applied either (1) prospectively to all transactions within the scope of the amendments that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Company adopted this ASU in January 2022. The adoption of this guidance did not have a material impact on its financial statements.

Business Combinations. In October 2021, the FASB issued ASU 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." This guidance requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers, as if it had originated the contracts. After the amendments are adopted, it is expected that an acquirer will generally recognize and measure acquired contract assets and contract liabilities in a manner consistent with how the acquiree recognized and measured them in its pre-acquisition financial statements. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company adopted this ASU during the fourth quarter of 2022. The adoption of this guidance did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

None.

Note C—Revenue Recognition

The Company derives its revenues from three segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Revenues are recognized when promised goods or services are delivered to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Service revenues, as presented on the Consolidated Statements of Operations, represent services rendered to customers less variable consideration, such as sales adjustments and allowances. Reimbursements, including those related to travel and out-of-pocket expenses, are also included in service revenues, and equivalent amounts of reimbursable expenses are included in costs of services.

Contract talent solutions revenues. Contract talent solutions revenues from contracts with customers are recognized in the amount to which the Company has a right to invoice when the services are rendered by the Company's engagement professionals. The substantial majority of engagement professionals placed on assignment by the Company are the Company's legal employees while they are working on assignments. The Company pays all related costs of employment, including workers' compensation insurance, state and federal unemployment taxes, social security, and certain fringe benefits. The Company assumes the risk of acceptability of its employees to its customers.

The Company records contract talent solutions revenue on a gross basis as a principal versus on a net basis as an agent in the presentation of revenues and expenses. The Company has concluded that gross reporting is appropriate because the Company (i) has the risk of identifying and hiring qualified employees, (ii) has the discretion to select the employees and establish their price and duties, and (iii) bears the risk for services that are not fully paid for by customers. Fees paid to time management or vendor management service providers selected by clients are recorded as a reduction of revenues, as the Company is not the primary obligor with respect to those services.

Permanent placement talent solutions revenues. Permanent placement talent solutions revenues from contracts with customers are primarily recognized when employment candidates accept offers of permanent employment. The Company has a substantial history of estimating the financial impact of permanent placement candidates who do not remain with its clients through the 90-day guarantee period. These amounts are established based primarily on historical data and are recorded as liabilities. Fees to clients are generally calculated as a percentage of the new employee's annual compensation. No fees for permanent placement talent solutions services are charged to employment candidates.

Protiviti revenues. Protiviti's consulting services are generally provided on a time-and-material basis or fixed-fee basis. Revenues earned under time-and-material arrangements and fixed-fee arrangements are recognized using a proportional performance method. Revenue is measured using cost incurred relative to total estimated cost for the engagement to measure progress towards satisfying the Company's performance obligations. Cost incurred represents work performed and thereby best depicts the transfer of control to the customer. Protiviti's consulting services generally contain one or more performance obligation(s) which are satisfied over a period of time. Revenues are recognized over time as the performance obligations are satisfied, because the services provided do not have any alternative use to the Company, and contracts generally include language giving the Company an enforceable right to payment for services provided to date.

The Company periodically evaluates the need to provide for any losses on these projects, and losses are recognized when it is probable that a loss will be incurred.

The following table presents the Company's revenues disaggregated by functional specialization and segments (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Contract talent solutions			
Finance and accounting	$ 3,185,183	$ 2,764,897	$ 2,256,966
Administration and customer support	1,042,634	1,058,906	764,947
Technology	857,261	795,319	695,418
Elimination of intersegment revenues (a)	(552,231)	(580,379)	(239,996)
Total contract talent solutions	4,532,847	4,038,743	3,477,335
Permanent placement talent solutions	725,155	569,921	370,109
Protiviti	1,980,140	1,852,780	1,261,556
Total service revenues	$ 7,238,142	$ 6,461,444	$ 5,109,000

(a) Service revenues for finance and accounting, administrative and customer support, and technology include intersegment revenues, which represent revenues from services provided to the Company's Protiviti segment in connection with the Company's blended business solutions. Intersegment revenues for each functional specialization are aggregated and then eliminated as a single line.

Payment terms in the Company's contracts vary by the type and location of the Company's customer and the services offered. The term between invoicing and when payment is due is not significant.

Contracts with multiple performance obligations are recognized as performance obligations are delivered, and contract value is allocated based on relative stand-alone selling values of the services and products in the arrangement. As of December 31, 2022, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $152.6 million. Of this amount, $138.4 million is expected to be recognized within the next twelve months. As of December 31, 2021, aggregate transaction price allocated to the performance obligations that were unsatisfied for contracts with an expected duration of greater than one year was $111.9 million.

Contract liabilities are recorded when cash payments are received or due in advance of performance and are reflected in accounts payable and accrued expenses on the Consolidated Statements of Financial Position. The following table sets forth the activity in contract liabilities from December 31, 2020, through December 31, 2022 (in thousands):

	Contract Liabilities
Balance as of December 31, 2020	$ 18,252
Payments in advance of satisfaction of performance obligations	27,341
Revenue recognized	(20,372)
Other, including translation adjustments	380
Balance as of December 31, 2021	$ 25,601
Payments in advance of satisfaction of performance obligations	43,830
Revenue recognized	(47,056)
Other, including translation adjustments	(392)
Balance as of December 31, 2022	$ 21,983

Note D—Other Current Assets

Other current assets consisted of the following (in thousands):

	December 31,	
	2022	2021
Prepaid expenses	$ 69,394	$ 69,526
Unamortized cloud computing implementation costs	56,108	44,692
Other	49,963	55,646
Other current assets	$ 175,465	$ 169,864

Note E—Property and Equipment, Net

Property and equipment consisted of the following (in thousands):

	December 31,	
	2022	2021
Computer hardware	$ 160,028	$ 157,408
Computer software	219,863	246,013
Furniture and equipment	96,601	93,144
Leasehold improvements	171,893	165,153
Property and equipment, cost	648,385	661,718
Accumulated depreciation	(538,698)	(568,315)
Property and equipment, net	$ 109,687	$ 93,403

Note F—Leases

The Company has operating leases for corporate and field offices, and certain equipment. The Company's leases have remaining lease terms of less than 1 year to 9 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within 1 year. Operating lease expense was $89.3 million, $86.6 million and $81.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Supplemental cash flow information related to leases consisted of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Cash paid for operating lease liabilities	$ 93,302	$ 91,253	$ 84,569
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 63,622	$ 51,471	$ 102,007

Supplemental balance sheet information related to leases consisted of the following:

	Year Ended December 31,		
	2022	2021	2020
Weighted average remaining lease term for operating leases	3.5 years	3.9 years	4.5 years
Weighted average discount rate for operating leases	2.2%	2.3%	2.6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Future minimum lease payments under non-cancelable leases as of December 31, 2022, were as follows (in thousands):

2023	$	90,452
2024		67,170
2025		41,260
2026		27,153
2027		14,182
Thereafter		7,189
Less: Imputed interest		(9,555)
Present value of operating lease liabilities (a)	$	237,851

(a) Includes current portion of $86.1 million for operating leases.

As of December 31, 2022, the Company had additional future minimum lease obligations totaling $4.1 million under executed operating lease contracts that had not yet commenced. These operating leases include agreements for corporate and field office facilities with lease terms of 1 to 6 years.

Note G—Goodwill

The following table sets forth the activity in goodwill from December 31, 2020, through December 31, 2022 (in thousands):

	Goodwill			
	Contract talent solutions	Permanent placement talent solutions	Protiviti	Total
Balance as of December 31, 2020	$ 134,511	$ 26,180	$ 62,364	$ 223,055
Foreign currency translation adjustments	73	9	(282)	(200)
Balance as of December 31, 2021	$ 134,584	$ 26,189	$ 62,082	$ 222,855
Acquisition (a)	—	—	15,892	15,892
Foreign currency translation adjustments	(466)	(91)	(380)	(937)
Balance as of December 31, 2022	$ 134,118	$ 26,098	$ 77,594	$ 237,810

(a) In December 2022, the Company, through its wholly owned subsidiary Protiviti, acquired R2integrated ("R2i"), a digital experience agency specializing in digital solutions that integrate and accelerate customer experiences to drive impact for brands. In connection with the acquisition, the Company recorded goodwill of $15.9 million within its Protiviti segment.

Note H—Accrued Payroll and Benefit Costs

Accrued payroll and benefit costs consisted of the following (in thousands):

	December 31,	
	2022	2021
Payroll and benefits	$ 423,439	$ 449,246
Payroll taxes	33,559	74,117
Workers' compensation	15,312	16,820
Accrued payroll and benefit costs	$ 472,310	$ 540,183

Note I—Employee Deferred Compensation Plans

The Company provides various qualified defined contribution 401(k) plans covering eligible employees. The plans offer a savings feature with the Company matching employee contributions. Assets of this plan are held by an independent trustee for the sole benefit of participating employees. Nonqualified plans are provided for employees on a discretionary basis, including those not eligible for the qualified plans. These plans include provisions for salary deferrals and discretionary contributions. The asset value of the nonqualified plans was $432.7 million and $495.0 million as of December 31, 2022, and December 31, 2021, respectively. The Company holds these assets to satisfy the Company's liabilities under its deferred compensation plans.

The liability value for the nonqualified plans was $474.1 million and $535.3 million as of December 31, 2022, and December 31, 2021, respectively.

The following table presents the Company's compensation expense related to its qualified defined contribution plans and nonqualified plans (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Contribution expense	$ 50,406	$ 47,119	$ 42,092
Increase (decrease) in employee deferred compensation expense related to changes in the fair value of trust assets	(86,139)	61,078	75,188
	$ (35,733)	$ 108,197	$ 117,280

The Company has statutory defined contribution plans and defined benefit plans outside the U.S., which are not material.

Note J—Income Taxes

The provision for income taxes for the years ended December 31, 2022, 2021 and 2020, consisted of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ 137,483	$ 137,862	$ 79,926
State	47,032	47,226	27,401
Foreign	40,204	41,464	20,018
Deferred:			
Federal and state	13,542	(22,515)	(9,089)
Foreign	775	1,117	(2,650)
	$ 239,036	$ 205,154	$ 115,606

Income before the provision for income taxes for the years ended December 31, 2022, 2021 and 2020, consisted of the following (in thousands):

	Year Ended December 31,		
	2022	2021	2020
Domestic	$ 780,624	$ 676,445	$ 378,876
Foreign	116,331	127,335	43,006
	$ 896,955	$ 803,780	$ 421,882

The income taxes shown above varied from the statutory federal income tax rates for these periods as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal U.S. income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal tax benefit	4.7	4.5	4.9
Permanent book/tax differences	0.3	(0.4)	0.3
Compensation book/tax differences	0.7	0.7	1.3
Non-U.S. income taxed at different rates, net of foreign tax credits	1.7	1.9	1.7
Federal tax credits	(1.0)	(1.6)	(1.5)
Tax impact of uncertain tax positions	0.1	0.3	0.1
Other, net	(0.9)	(0.9)	(0.4)
Effective tax rate	26.6%	25.5%	27.4%

The deferred portion of the tax provision (benefit) consisted of the following (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Accrued expenses, deducted for tax when paid	$ 41,953	$ (32,741)	$ (33,997)
Internal-use software and capitalized costs	(7,930)	462	1,904
Depreciation	4,608	(2,286)	6,732
Unrealized gains (losses) from investments held in employee deferred compensation trusts	(26,009)	8,167	14,882
Other, net	1,695	5,000	(1,260)
	$ 14,317	$ (21,398)	$ (11,739)

The components of the deferred income tax amounts at December 31, 2022 and 2021, were as follows (in thousands):

	December 31,	
	2022	**2021**
Deferred income tax assets		
Employee deferred compensation and other benefit obligations	$ 137,501	$ 155,064
Deferred revenues, foreign royalties and management fees	3,528	16,034
Deferred payroll taxes (CARES Act)	—	13,355
Credits and net operating loss carryforwards	24,782	24,811
Stock-based compensation	5,262	3,843
Allowance for credit losses	6,765	6,557
Workers' compensation	3,207	3,623
Operating lease liabilities	46,145	52,614
Other	17,542	18,565
Total deferred income tax assets	244,732	294,466
Deferred income tax liabilities		
Amortization of intangible assets	(20,465)	(24,391)
Property and equipment basis differences	(19,756)	(23,305)
Unrealized gains from investments held in employee deferred compensation trusts	(7,992)	(34,001)
Right-of-use assets	(37,618)	(43,986)
Other	(12,104)	(10,549)
Total deferred income tax liabilities	(97,935)	(136,232)
Valuation allowance	(23,571)	(24,198)
Total deferred income tax assets, net	$ 123,226	$ 134,036

Credits and net operating loss carryforwards primarily include tax-effected net operating losses in foreign countries of $23.1 million that expire in 2023 and later, and California enterprise zone tax credits of $1.6 million that expire in 2023. Of the $1.6 million of California enterprise zone tax credits, the Company expects that it will utilize $0.2 million of these credits prior to expiration. Valuation allowances of $22.2 million have been maintained against net operating loss carryforwards and other deferred items in foreign countries. In addition, a valuation allowance of $1.4 million has been maintained against California enterprise zone tax credits.

As of December 31, 2022, the Company's consolidated financial statements provide for any related U.S. tax liability on earnings of international subsidiaries that may be repatriated.

The following table reconciles the total amounts of gross unrecognized tax benefits from January 1, 2020 to December 31, 2022 (in thousands):

	December 31,		
	2022	**2021**	**2020**
Balance at beginning of period	$ 11,264	$ 9,785	$ 9,354
Gross increases—tax positions in prior years	1,528	3	220
Gross decreases—tax positions in prior years	(7)	0	0
Gross increases—tax positions in current year	1,533	3,370	1,678
Lapse of statute of limitations	(2,058)	(1,894)	(1,467)
Balance at end of period	$ 12,260	$ 11,264	$ 9,785

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate is $12.3 million, $11.3 million and $9.8 million for 2022, 2021 and 2020, respectively.

The Company's continuing practice is to recognize interest and penalties related to income tax matters in income tax expense. The total amount of interest and penalties accrued as of December 31, 2022, is $0.6 million, including a $0.2 million increase recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2021, was $0.4 million, including a $0.1 million decrease recorded in income tax expense during the year. The total amount of interest and penalties accrued as of December 31, 2020, was $0.5 million, including less than a $0.1 million increase recorded in income tax expense during the year.

The Company does not believe it is reasonably possible that the settlement of tax uncertainties will occur within the next twelve months.

The Company's major income tax jurisdictions are the United States, Australia, Belgium, Canada, France, Germany and the United Kingdom. For U.S. federal income tax, the Company remains subject to examination for 2019 and subsequent years. For major U.S. states, with few exceptions, the Company remains subject to examination for 2018 and subsequent years. Generally, for foreign countries, the Company remains subject to examination for 2015 and subsequent years.

Note K—Commitments and Contingencies

On March 23, 2015, Plaintiff Jessica Gentry, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, San Francisco County, which was subsequently amended on October 23, 2015. The complaint alleges that a putative class of current and former employees of the Company working in California since March 13, 2010, were denied compensation for the time they spent interviewing "for temporary and permanent employment opportunities" as well as performing activities related to the interview process. Gentry seeks recovery on her own behalf and on behalf of the putative class in an unspecified amount for this allegedly unpaid compensation. Gentry also seeks recovery of an unspecified amount for the alleged failure of the Company to provide her and the putative class with accurate wage statements. Gentry also seeks an unspecified amount of other damages, attorneys' fees and statutory penalties, including penalties for allegedly not paying all wages due upon separation to former employees and statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by California's Labor Code Private Attorney General Act ("PAGA"). On January 4, 2016, the Court denied a motion by the Company to compel all of Gentry's claims, except the PAGA claim, to individual arbitration. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

On April 6, 2018, Plaintiff Shari Dorff, on her own behalf and on behalf of a putative class of allegedly similarly situated individuals, filed a complaint against the Company in the Superior Court of California, County of Los Angeles. In addition to certain claims individual to Plaintiff Dorff, the complaint alleges that salaried recruiters based in California have been misclassified as exempt employees and seeks an unspecified amount for: unpaid wages resulting from such alleged misclassification; alleged failure to provide a reasonable opportunity to take meal periods and rest breaks; alleged failure to pay wages on a timely basis both during employment and upon separation; alleged failure to comply with California requirements regarding wage statements and record-keeping; and alleged improper denial of expense reimbursement. Plaintiff Dorff also seeks an unspecified amount of other damages, attorneys' fees and penalties, including but not limited to statutory penalties on behalf of herself and other allegedly "aggrieved employees" as defined by PAGA. At this stage of the litigation, it is not feasible to predict the outcome of or a range of loss, should a loss occur, from this proceeding and, accordingly, no amounts have been provided in the Company's Financial Statements. The Company believes it has meritorious defenses to the allegations and the Company intends to continue to vigorously defend against the litigation.

The Company is involved in a number of other lawsuits arising in the ordinary course of business. While management does not expect any of these other matters to have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to certain inherent uncertainties.

Legal costs associated with the resolution of claims, lawsuits and other contingencies are expensed as incurred.

The Company has an uncommitted letter of credit facility (the "facility") of up to $35.0 million, which is available to cover the issuance of debt support standby letters of credit. The Company had used $14.1 million and $18.0 million in debt support standby letters of credit as of December 31, 2022 and 2021, respectively. Of the debt support standby letters of credit outstanding, as of December 31, 2022 and 2021, $14.1 million and $18.0 million, respectively, satisfied workers' compensation insurer's collateral requirements. There is a service fee of 1.2% on the used portion of the facility. The facility is subject to certain financial covenants and expires on August 31, 2023. The Company was in compliance with these covenants as of December 31, 2022. The Company intends to renew this facility prior to its August 31, 2023, expiration.

The Company has an unsecured revolving credit facility (the "Credit Agreement") of $100 million, which matures in May 2024. Borrowings under the Credit Agreement will bear interest in accordance with the terms of the borrowing, which typically will be calculated according to the LIBOR, or an alternative base rate, plus an applicable margin. The Credit Agreement is subject to certain financial covenants and the Company was in compliance with these covenants as of December 31, 2022. There were no borrowings under the Credit Agreement as of December 31, 2022 or December 31, 2021.

Note L—Stockholders' Equity

Stock Repurchase Program.   As of December 31, 2022, the Company is authorized to repurchase, from time to time, up to 3.8 million additional shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. The number and the cost of common stock shares repurchased during the years ended December 31, 2022, 2021 and 2020, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Common stock repurchased (in shares)	3,319	2,796	2,505
Common stock repurchased	$ 280,130	$ 260,410	$ 138,408

Additional stock repurchases were made in connection with employee stock plans, whereby Company shares were tendered by employees for the payment of applicable statutory withholding taxes. The number and the cost of employee stock plan repurchases made during the years ended December 31, 2022, 2021 and 2020, are reflected in the following table (in thousands):

	Year Ended December 31,		
	2022	**2021**	**2020**
Repurchases related to employee stock plans (in shares)	362	347	366
Repurchases related to employee stock plans	$ 37,678	$ 29,817	$ 17,399

The repurchased shares are held in treasury and are presented as if constructively retired. Treasury stock is accounted for using the cost method. Treasury stock activity for each of the three years ended December 31, 2022, 2021 and 2020 (consisting of purchase of shares for the treasury) is presented in the Consolidated Statements of Stockholders' Equity.

Dividends.   The Company's Board of Directors may, at their discretion, declare and pay cash dividends upon the shares of the Company's stock, either out of the Company's retained earnings or additional paid-in capital. The dividends declared per share were $1.72, $1.52 and $1.36 during the years ended December 31, 2022, 2021 and 2020, respectively.

Repurchases of shares and issuances of dividends are applied first to the extent of retained earnings and any remaining amounts are applied to additional paid-in capital.

Note M—Stock Plans

Under various stock plans, officers, employees, and outside directors have received or may receive grants of restricted stock, stock units, stock appreciation rights or options to purchase common stock. Grants have been made at the discretion of the Committees of the Board of Directors. Grants generally vest either on a straight-line basis over four years or on a cliff basis over three years. Shares offered under the plan are authorized but unissued shares.

Recipients of restricted stock do not pay any cash consideration to the Company for the shares and have the right to vote all shares subject to such grant. Restricted stock grants contain forfeitable rights to dividends. Dividends for these grants are accrued on the dividend payment dates but are not paid until the shares vest, and dividends accrued for shares that ultimately do not vest are forfeited. Recipients of stock units do not pay any cash consideration for the units, do not have the right to vote and do not receive dividends with respect to such units.

During the year ended December 31, 2022, the Company granted performance shares to its executives in the form of restricted stock. The shares granted contain (1) a performance condition based on Return on Invested Capital ("ROIC"), and (2) a market condition based on Total Shareholder Return ("TSR"). The ROIC performance condition and the TSR market condition measure the Company's performance against a peer group. Shares will be delivered at the end of a three-year vesting, TSR and ROIC performance period based on the Company's actual performance compared to the peer group. The ROIC performance condition is calculated first and has a range of possible outcomes of zero percent (0%) to one-hundred fifty percent (150%). The TSR condition is considered a modifier of the ROIC performance condition. The range for the TSR condition is seventy-five percent (75%) to one-hundred twenty-five percent (125%). The result calculated by multiplying the ROIC percentage by the TSR percentage is used to calculate the actual number of shares earned. The fair value of this award was determined using a Monte Carlo simulation with the following assumptions: a historical volatility of 36.7%, a 0% dividend yield, and a risk-free interest rate of 2.3%. The historical volatility was based on the most recent 2.78-year period for the Company and the components of the peer group. The stock price movements have been modeled such that the dividends are incorporated in the returns of each company's stock, therefore the Monte Carlo simulation reflects a 0% dividend yield for each stock. The use of a 0% dividend yield is mathematically equivalent to including the dividends in the calculation of TSR. The risk-free interest rate is equal to the yield, as of the valuation date, of the zero-coupon U.S. Treasury bill that is commensurate with the remaining performance period.

Unrecognized compensation cost is expected to be recognized over the next four years. Total unrecognized compensation cost, net of estimated forfeitures, for restricted stock and stock units was $85.4 million, $75.3 million and $73.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

The following table reflects activity under all stock plans from December 31, 2019 through December 31, 2022, and the weighted average exercise prices (in thousands, except per share amounts):

	Non-Executive Officer Time-Based Awards		Performance-Based Awards With Market Conditions		Performance-Based Awards Without Market Conditions		Total Awards With Performance Condition	
	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares/ Units	Weighted Average Grant Date Fair Value	Number of Shares/ Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2019	947	$57.67	236	$74.01	608	$51.74	844	$57.97
Granted	625	$54.92	223	$66.86	70	$47.45	293	$62.22
Restrictions lapsed	(526)	$54.57	—	—	(400)	$47.45	(400)	$47.45
Forfeited	(26)	$58.37	—	—	—	—	—	—
Outstanding, December 31, 2020	1,020	$57.57	459	$70.53	278	$56.83	737	$65.36
Granted	507	$76.49	167	$88.77	70	$56.83	237	$79.40
Restrictions lapsed	(530)	$60.10	—	—	(348)	$56.83	(348)	$56.83
Forfeited	(46)	$65.40	—	—	—	—	—	—
Outstanding, December 31, 2021	951	$65.85	626	$75.41	—	—	626	$75.41
Granted	410	$116.01	320	$96.20	—	—	320	$96.20
Restrictions lapsed	(425)	$64.27	(442)	$74.01	—	—	(442)	$74.01
Forfeited	(28)	$80.78	—	—	—	—	—	—
Outstanding, December 31, 2022	908	$88.74	504	$89.84	—	—	504	$89.84

The total fair value of shares vested was $87.8 million, $78.0 million and $46.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the total number of available shares to grant under the plans (consisting of either restricted stock, stock units, stock appreciation rights or options to purchase common stock) was approximately 3.6 million.

Note N—Net Income Per Share

The calculation of net income per share for the three years ended December 31, 2022, 2021 and 2020, are reflected in the following table (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2022	2021	2020
Net income	$ 657,919	$ 598,626	$ 306,276
Basic:			
Weighted average shares	108,214	110,482	112,729
Diluted:			
Weighted average shares	108,214	110,482	112,729
Dilutive effect of potential common shares	957	1,236	589
Diluted weighted average shares	109,171	111,718	113,318
Net income per share:			
Basic	$ 6.08	$ 5.42	$ 2.72
Diluted	$ 6.03	$ 5.36	$ 2.70

Potential common shares include the dilutive effect of unvested performance-based restricted stock, restricted stock which contains forfeitable rights to dividends, and stock units.

Note O—Business Segments

The Company has three reportable segments: contract talent solutions, permanent placement talent solutions, and Protiviti. Operating segments are defined as components of the Company for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The contract talent solutions and permanent placement talent solutions segments provide specialized engagement professionals and full-time personnel, respectively, for finance and accounting, technology, marketing and creative, legal, administrative, and customer support roles. The Protiviti segment provides business and technology risk consulting and internal audit services.

The accounting policies of the segments are set forth in Note A—"Summary of Significant Accounting Policies". The Company evaluates performance based on income before net interest income, intangible assets amortization expense and income taxes.

The following table provides a reconciliation of service revenues and segment income by reportable segment to consolidated results (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Service revenues			
Contract talent solutions	$ 4,532,847	$ 4,038,743	$ 3,477,335
Permanent placement talent solutions	725,155	569,921	370,109
Protiviti	1,980,140	1,852,780	1,261,556
	$ 7,238,142	$ 6,461,444	$ 5,109,000
Segment income			
Contract talent solutions	$ 492,281	$ 393,872	$ 237,279
Permanent placement talent solutions	127,622	106,465	28,799
Protiviti	270,711	305,487	155,680
Combined segment income	890,614	805,824	421,758
Amortization of intangible assets	1,667	2,241	1,219
Interest income, net	(8,008)	(197)	(1,343)
Income before income taxes	$ 896,955	$ 803,780	$ 421,882

Service revenues presented above are shown net of eliminations of intersegment revenues. Intersegment revenues between contract talent solutions segment and Protiviti segment were $552.2 million, $580.4 million and $240.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenue and direct costs related to the intersegment activity are reflected in the Protiviti segment, including the costs of candidate payroll, fringe benefits and incremental recruiter compensation.

Assets by reportable segment are not presented as the Company does not allocate assets to its reportable segments, nor is such information used by management for purposes of assessing performance or allocating resources.

The Company operates internationally, with operations in North America, South America, Europe, Asia, and Australia. The following tables represent revenues and long-lived assets by geographic location (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Service revenues (a)			
Domestic	$ 5,712,330	$ 5,006,525	$ 3,984,742
Foreign (b)	1,525,812	1,454,919	1,124,258
	$ 7,238,142	$ 6,461,444	$ 5,109,000

| | December 31, | |
	2022	2021
Property and equipment, net		
Domestic	$ 90,388	$ 76,757
Foreign	19,299	16,646
	$ 109,687	$ 93,403

(a) No customer accounted for more than 10% of the Company's total service revenues in any year presented.

(b) No country represented more than 10% of revenues in any year presented.

Note P—Subsequent Events

On February 9, 2023, the Company authorized the repurchase, from time to time, of up to an additional 10.0 million shares of the Company's common stock on the open market or in privately negotiated transactions, depending on market conditions. The authorization is in addition to the approximately 3.8 million shares remaining under the existing repurchase program. There is no guarantee as to whether, when, or how many shares the Company will repurchase, and the Company may discontinue the repurchase program at any time.

On February 9, 2023, the Company announced the following:

Quarterly dividend per share	$0.48
Declaration date	February 9, 2023
Record date	February 24, 2023
Payment date	March 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Robert Half International Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 15(a)(1), and the financial statement schedule listed in the index appearing under Item 15(a)(2), of Robert Half International Inc. and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income taxes

As described in Notes A and J to the consolidated financial statements, the Company's operations are subject to U.S. federal, state and local, and foreign income taxes. In establishing its deferred income tax assets and liabilities and its provision for income taxes, management makes judgments and interpretations based on the enacted tax laws that are applicable to its operations in various jurisdictions. Deferred tax assets and liabilities are measured and recorded using current enacted tax rates, which management expects will apply to taxable income in the years in which those temporary differences are recovered or settled. Management also evaluates the need for valuation allowances to reduce deferred tax assets to realizable amounts. In determining the realizability of its deferred tax assets, management evaluates all positive and negative evidence and uses judgment regarding past and future events, including operating results, to help determine when it is more likely than not that all or some portion of the deferred tax assets may not be realized. As disclosed by management, the likelihood of a material change in the Company's expected realization of its deferred tax assets is dependent on future taxable income and the effectiveness of its tax planning strategies in the various relevant jurisdictions. The Company recorded a provision for income taxes of $239.0 million for the year ended December 31, 2022 and net deferred income tax assets of $123.2 million including a valuation allowance of $23.6 million as of December 31, 2022.

The principal considerations for our determination that performing procedures relating to income taxes is a critical audit matter are the significant judgment and estimation by management when assessing current enacted tax laws and published tax guidance as it relates to determining the provision for income taxes as well as in assessing the realizability of its deferred income tax assets, specifically related to evaluating positive and negative evidence regarding past and future events, including operating results. This resulted in significant audit effort, judgment, and subjectivity in performing procedures and evaluating audit evidence over income taxes. The audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes, including management's controls over the application of current enacted tax laws and published tax guidance and their impact to the current year provision, the establishment of deferred tax assets and liabilities, and the evaluation of the realizability of deferred tax assets. These procedures also included, among others, (i) testing the provision for income taxes and the application of current enacted tax laws and published tax guidance, including the effective tax rate reconciliation, return to provision adjustments, and permanent and temporary differences, (ii) testing the underlying data used in establishing and measuring deferred tax assets and liabilities, and (iii) evaluating management's assessment of the realizability of deferred tax assets by evaluating factors used in management's assessment of positive and negative evidence regarding past and future events, including operating results and the related expected utilization of deferred tax assets. Professionals with specialized skill and knowledge were used to assist in the evaluation of the calculations, including application of relevant tax laws and published tax guidance.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
February 10, 2023

We have served as the Company's auditor since 2002.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. Management, including the Company's President and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting. There have been no changes in the Company's internal controls over financial reporting identified in connection with the evaluation required by Rule 13a-15 of the Securities Exchange Act of 1934 that occurred during the Company's fourth quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, using criteria established in *Internal Control-Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information

On February 9, 2023, the Board of Directors amended and restated the Company's By-Laws, effective immediately, to modify "Article II, Meeting of Stockholders." The amendments were primarily implemented to update certain procedures and disclosures required in connection with shareholder director nominations and business proposals, including to address newly adopted Rule 14a-19 of the Securities Exchange Act of 1934, as amended. Such updates include, without limitation, requiring: (i) a nominating shareholder to represent whether it intends to solicit proxies in accordance with Rule 14a-19 and to certify that it has satisfied Rule 14a-19, (ii) requiring additional background information and disclosures regarding the nominating shareholders, proposed director candidates, and other persons related to a shareholder's solicitation of proxies be provided and (iii) requiring that any stockholder soliciting proxies use a proxy card color other than white. In addition, the amendments made certain conforming changes to procedural provisions to reflect recent amendments to the Delaware General Corporation Law. The amendments also reflect other immaterial administrative, ministerial and conforming revisions.

The foregoing description is qualified in its entirety by reference to the Amended and Restated By-Laws that are attached hereto as Exhibit 3.2 and incorporated herein by reference.

PART III

Except as provided below in this Part III, the information required by Items 10 through 14 of Part III is incorporated by reference from Item 1 of this Report and from the registrant's Proxy Statement, under the captions *"Nomination and Election of Directors," "Beneficial Stock Ownership," "Compensation Discussion and Analysis," "Compensation Tables," "Corporate Governance," "The Board and Committees"* and *"Independent Registered Public Accounting Firm"* which Proxy Statement will be mailed to stockholders in connection with the registrant's annual meeting of stockholders, which is scheduled to be held in May 2023.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are included in Item 8 of this report:

2. Financial Statement Schedules

Schedules I, III, IV and V have been omitted as they are not applicable.

3. Exhibits

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation, incorporated by reference to Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.
3.2	By-Laws of Robert Half International Inc.
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
*10.1	Form of Power of Attorney and Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.
*10.2	Employment Agreement between the Registrant and Harold M. Messmer, Jr., incorporated by reference to (i) Exhibit 10.(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1985(P), (ii) Exhibit 10.2(b) to Registrant's Registration Statement on Form S-1 (No. 33-15171)(P), (iii) Exhibit 10.2(c) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1987(P), (iv) Exhibit 10.2(d) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1988(P), (v) Exhibit 28.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1990(P), (vi) Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1991(P), (vii) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1993(P), (viii) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (ix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995, (x) Exhibit 10.7 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, (xi) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, (xii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, (xiii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, (xiv) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, (xv) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, (xvi) Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, (xvii) Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (xviii) Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 7, 2019, and (xix) Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020.
*10.3	Amended and Restated Deferred Compensation Plan, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008.
*10.4	Amended and Restated Severance Agreement dated as of February 9, 2011, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.5	Agreement dated as of July 31, 1995, between Registrant and Paul F. Gentzkow, incorporated by reference to Exhibit 10.6 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.6	Form of Amended and Restated Severance Agreement, incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010.
*10.7	Form of Indemnification Agreement for Directors of the Registrant, incorporated by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1989(P).
*10.8	Form of Indemnification Agreement for Executive Officers of Registrant, incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000.
*10.9	Senior Executive Retirement Plan, as amended and restated, effective January 1, 2023.
*10.10	Form of Part-Time Employment Agreement, as amended and restated, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014.

Exhibit No.	Exhibit
*10.11	Annual Performance Bonus Plan, as amended and restated, incorporated by reference to Exhibit 99.1 to Registrant's Current Report on Form 8-K dated May 23, 2013.
*10.12	Summary of Outside Director Cash Remuneration, incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010.
*10.13	Stock Incentive Plan, as amended and restated, incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.
*10.14	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective through February 11, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.
*10.15	Stock Incentive Plan—Form of Stock Option Agreement for Executive Officers, incorporated by reference to Exhibit 99.4 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.16	Stock Incentive Plan—Form of Restricted Share Agreement for Outside Directors effective through October 28, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.
*10.17	Stock Incentive Plan—Form of Stock Option Agreement for Outside Directors, incorporated by reference to Exhibit 99.6 to Registrant's Current Report on Form 8-K dated May 3, 2005.
*10.18	Stock Incentive Plan—Form of Restricted Share Agreement for Executive Officers effective through October 28, 2020, incorporated by reference to Exhibit 10.18 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
*10.19	Stock Incentive Plan– Form of Restricted Share Agreement for Executive Officers effective October 29, 2020, incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
*10.20	Stock Incentive Plan–Form of Restricted Share Agreement for Independent Directors effective October 29, 2020, incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2020.
10.21	Credit Agreement, dated as of May 11, 2020, among the Company, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.22	Guaranty, dated May 11, 2020, by Protiviti Inc. in favor of JPMorgan Chase Bank, N.A., as administrative agent, incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K dated May 15, 2020.
10.23	Amendment No.1, dated May 6, 2021 to Credit Agreement Dated as of May 11, 2020, incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K dated May 11, 2021.
21.1	Subsidiaries of the Registrant
23.1	Independent Registered Public Accounting Firm's Consent.
31.1	Rule 13a-14(a) Certification of Chief Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Rule 1350 Certification of Chief Executive Officer.
32.2	Rule 1350 Certification of Chief Rule 1350 Certification of Chief Financial Officer.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit No.	Exhibit
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*   Management contract or compensatory plan.
(P) This Exhibit was originally filed in paper format. Accordingly, a hyperlink has not been provided.

Item 16.   Form 10-K Summary

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBERT HALF INTERNATIONAL INC.
(Registrant)

Date: February 10, 2023   By: /s/ MICHAEL C. BUCKLEY

Michael C. Buckley
Executive Vice President,
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 10, 2023   By: /s/ HAROLD M. MESSMER, JR.

Harold M. Messmer, Jr.
Executive Chairman of the Board,
and a Director

Date: February 10, 2023   By: /s/ M. KEITH WADDELL

M. Keith Waddell

President
Chief Executive Officer and a Director
(Principal Executive Officer)

Date: February 10, 2023   By: /s/ JULIA L. CORONADO

Julia L. Coronado, Director

Date: February 10, 2023   By: /s/ DIRK A. KEMPTHORNE

Dirk A. Kempthorne, Director

Date: February 10, 2023   By: /s/ MARC H. MORIAL

Marc H. Morial, Director

Date: February 10, 2023   By: /s/ ROBERT J. PACE

Robert J. Pace, Director

Date: February 10, 2023   By: /s/ FREDERICK A. RICHMAN

Frederick A. Richman, Director

Date: February 10, 2023   /s/ MARNIE HUSS WILKING

Marnie Huss Wilking, Director

Date: February 10, 2023   By: /s/ MICHAEL C. BUCKLEY

Michael C. Buckley
Executive Vice President, Chief Financial Officer
(Principal Financial Officer and Principal Accounting
Officer)

Schedule II—Valuation and Qualifying Accounts
(in thousands)

	Balance at Beginning of Period	Charged to Expenses	Deductions	Translation Adjustments	Balance at End of Period
Year ended December 31, 2020					
Allowance for credit losses	$ 23,443	4,200	(7,906)	(120)	$ 19,617
Deferred tax valuation allowance	$ 21,618	3,462	(2,333)	1,385	$ 24,132
Year ended December 31, 2021					
Allowance for credit losses	$ 19,617	9,464	(6,827)	(724)	$ 21,530
Deferred tax valuation allowance	$ 24,132	5,635	(3,936)	(1,633)	$ 24,198
Year ended December 31, 2022					
Allowance for credit losses	$ 21,530	8,771	(7,091)	(649)	$ 22,561
Deferred tax valuation allowance	$ 24,198	2,033	(1,467)	(1,193)	$ 23,571

EXHIBIT 3.2

As Amended and Restated Effective February 9, 2023

BY-LAWS

OF

ROBERT HALF INTERNATIONAL INC.

ARTICLE I

OFFICES

Section 1.   Registered Office. The registered office of the Corporation in the State of Delaware shall be at 1209 Orange Street, City of Wilmington, County of New Castle.

Section 2.   Principal Office for Transaction of Business. The principal office for the transaction of the business of the Corporation shall be at 2884 Sand Hill Road, in the City of Menlo Park, County of San Mateo, State of California. The Board of Directors may change said principal office from one location to another within or without said City, County or State.

Section 3.   Other Offices. The Corporation may have offices at such other place or places, within or without the State of Delaware, as from time to time the Board of Directors may determine or the business of the Corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1.   Place of Meetings. Meetings of the stockholders shall be held at such place, if any, either within or without the State of Delaware as shall be fixed by the Board of Directors and stated in the notice or waiver of notice of the meeting.

Section 2.   Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may come before the meeting shall be held on such date in each year as the Chairman of the Board shall designate. The Board of Directors shall present at each annual meeting a full and clear statement of the business and condition of the Corporation.

Section 3.   Special Meetings. A special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may be called at any time by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer or by order of the Board of Directors.

Section 4.   Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, notice of each meeting of stockholders shall be given, in a manner permitted by the Delaware General Corporation Law, not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting, directed to their address

EXHIBIT 3.2

as it appears upon the books of the corporation, said notice to specify the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting and, unless it is the annual meeting, the purpose or purposes of the meeting. Notice of any meeting of stockholders may be waived in writing, either before or after such meeting, and will be waived by any stockholder by their attendance thereat in person or by proxy, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be cancelled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 5. Quorum and Adjournment. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. The chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Voting.

(a) Except as otherwise provided in the Certificate of Incorporation, each stockholder of voting common stock shall, at each meeting of the stockholders, be entitled to one vote in person or by proxy for each share of stock of the Corporation held by such stockholder on the date fixed pursuant to the provisions of Section 3 of Article IX of these By-Laws as the record date and registered in such stockholder's name on the books of the Corporation for the determination of stockholders who shall be entitled to notice and to vote at such meeting. Any vote of stock of the Corporation may be given at any meeting of the stockholders by the stockholder entitled thereto in person or by proxy but no proxy shall be voted three years after its date, unless said proxy shall provide for a longer period. At all meetings of the stockholders all matters except where other provision is made by law, by the Certificate of Incorporation or by these By-Laws, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote on that matter. For purposes of determining the vote on any matter, including election of directors, the shares deemed entitled to vote on that matter shall not include broker non-votes. Unless demanded by a stockholder of the Corporation present in person or by proxy at any meeting of the stockholders and entitled to vote thereat or so directed by the chairman of the meeting, the vote thereat on any question or matter, including the election of directors, need not be by ballot. Upon a demand of any such stockholder for a vote by ballot on any question or at the direction of such chairman that a vote by ballot be taken on any question, such vote shall be taken. On a vote by ballot each ballot shall be signed by the stockholder voting, or by their proxy, and shall state the number of shares voted. No holder of

EXHIBIT 3.2

Preferred Stock shall be entitled to vote at any meeting of the stockholders, except as provided by law, by the Certificate of Incorporation or by the Certificate of Determination of Preferences creating such Preferred Stock.

(b)   Except as provided in Section 5 of Article III of these By-Laws or as otherwise required by law or by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date for such meeting or the advance notice date for nominations at such meeting determined pursuant to Section 9(a)(2) of Article II of these By-laws, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.

Section 7.   List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, showing the address of and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of 10 days ending on the day before the meeting date: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation.

Section 8.   Inspectors of Votes. At each meeting of the stockholders the chairman of such meeting may appoint one or three Inspectors of Votes to act thereat. Each Inspector of Votes so appointed shall first subscribe an oath or affirmation faithfully to execute the duties of an Inspector of Votes at such meeting with strict impartiality and according to the best of their ability. Such Inspectors of Votes shall take charge of the ballots at such meeting and after the balloting thereat on any question shall count the ballots cast thereon and shall make a report in writing to the secretary of such meeting of the results thereof. An Inspector of Votes need not be a stockholder of the Corporation, and any officer of the Corporation may be an Inspector of Votes on any question other than a vote for or against their election to any position with the Corporation or on any other question in which they may be directly interested. If there are three Inspectors of Votes, the determination, report or certificate of two such Inspectors shall be as effective as if unanimously made by all Inspectors.

Section 9.   Notice of Stockholder Business and Nominations.

(a)   Annual Meetings of Stockholders.

(1)   Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors, (c) with respect to nominations of persons and the proposal of any business not intended to be included in the Corporation's proxy statement for

EXHIBIT 3.2

such annual meeting, by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in subsection (a)(2) of this Section 9, who is entitled to vote at the meeting and who complies with the notice and other procedures set forth in subsection (a)(2) of this Section 9, or (d) with respect to nominations of persons intended to be included in the Corporation's proxy statement for such annual meeting, by a Nominator (as defined below) who complies with the notice and other procedures set forth in subsection (a)(3) of this Section 9.

(2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (a)(1) of this Section 9, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth:

(a)   as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any successor to such Regulation, including and in addition to:

(i)   such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

(ii)   an affirmation that such person meets the Corporation's stated criteria for board membership;

(iii)   any transactions or relationships between such person and the Corporation or the Corporation's customers, suppliers, competitors or management;

(iv)   the trading history of such person with respect to the Corporation's stock;

(v)   information regarding whether such person has any plans or proposals for the Corporation and whether such person seeks to use the nomination to redress personal claims or grievances against the Corporation or others or to further personal interests or special interests not shared by stockholders at large; and

EXHIBIT 3.2

(vi)   a description of (1) any agreement, arrangement or understanding with, or any commitment or assurance to, any person or entity as to how such nominee, if elected as a director of the Corporation, will act or vote on any issue or question to be decided by the Board of Directors or that otherwise relates to the Corporation or such persons' service on the Board of Directors (a "Voting Commitment") and (2) any compensatory, payment or other financial agreement, arrangement or understanding with any person other than with the Corporation, including any agreement to indemnify such person for obligations arising as a result of their service as a director of the Corporation, in connection with such nominee's nomination, service or action as a director of the Corporation (a "Third-Party Compensation Arrangement");

(b)   as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

(c)   as to the stockholder giving the notice and the beneficial owner or owners, if any, on whose behalf the nomination or proposal is made:

(i)   the name and address of such stockholder, as they appear on the Corporation's books, and of any such beneficial owner;

(ii)   (1) the class and number of shares of the Corporation that are, directly or indirectly, beneficially owned by such stockholder and each beneficial owner on whose behalf the nomination is made and their respective affiliates or associates or others acting in concert therewith, including the proposed nominee (each, a "Proponent Person" and collectively, the "Proponent Persons"), (2) any option, warrant, convertible security, stock appreciation right, swap or similar right or agreement with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or which is intended to increase or decrease (or has the effect of increasing or decreasing) the voting power of any person with respect to the shares of any class or series of shares of the Corporation, whether or not such instrument or right or agreement shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a "Derivative Instrument"), owned beneficially, directly or indirectly, by any such Proponent Person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of the Corporation, (3) a description of any proxy, contract, arrangement, understanding or relationship pursuant to which any such Proponent Person has a right to vote any shares of the Corporation or influence the voting over any such shares, (4) any short interest of any such Proponent Person in any security of the Corporation, (5) any rights to dividends on the shares of the Corporation owned beneficially, directly or indirectly, by any such Proponent Person that are separated or separable from the underlying shares of the Corporation, (6) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which any such Proponent Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (7) any performance-related fees (other than an asset-based fee) that any such Proponent Person is entitled to based on any increase or

EXHIBIT 3.2

decrease in the value of shares of the Corporation or Derivative Instruments, including without limitation any such interests held by members of any such Proponent Person's immediate family sharing the same household;

(iii)   the trading history of such stockholder and such beneficial owner with respect to the Corporation's stock;

(iv)   any transactions or relationships between such stockholder or such beneficial owner, on the one hand, and the Corporation or its customers, suppliers, competitors or management, on the other hand;

(v)   information regarding whether such stockholder or such beneficial owner, or any of their affiliates have any plans or proposals for the Corporation other than those described in the notice, and whether such stockholder or such beneficial owner seeks to use the nomination or proposal to redress personal claims or grievances against the Corporation or others or to further personal interests or special interests not shared by stockholders at large;

(vi)   a representation that the stockholder is a stockholder of record of stock of the Corporation at the time of the giving of notice provided for in these By-Laws, is entitled to vote at such meeting and that the stockholder (or a qualified representative thereof) intends to appear in person at the meeting to present such nominee for election or to bring such business before the meeting;

(vii)   all other information relating to such stockholder or such beneficial owner which would be required to be included in a proxy statement or other filing required to be filed with the Securities and Exchange Commission if, with respect to any such nomination or item of business, such stockholder were a participant in a solicitation subject to Regulation 14A under the Exchange Act;

(viii)   a description of (1) all agreements, arrangements or understandings with respect to the nomination or proposal and/or the voting of shares of any class or series of stock of the Corporation between or among the Proponent Persons, each nominee and/or any other person or persons (naming such person or persons) pursuant to which the nomination, nominations, or proposal are to be made by the stockholder and (2) any material interest the Proponent Persons have in the nomination or proposal;

(ix)   a representation whether such stockholder or beneficial owner or any of their respective affiliates or associates is being financed or indemnified by any third party for making the nomination or proposal; and

(x)   a statement as to whether or not such stockholder or beneficial owner or any affiliate or associate of any of the foregoing intends to deliver a proxy statement and form of proxy to stockholders and/or otherwise solicit proxies from stockholders in support of such proposal or nomination and, if so, (1) the name of each participant in such solicitation (as defined in Item 4 of Schedule 14A under the Exchange Act) and (2) in the case of a nomination, a representation that such stockholder, any such beneficial owner or any affiliate or associate of any of the foregoing intend(s) or is part of a group which intends to deliver a

EXHIBIT 3.2

proxy statement and form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required under Rule 14a-19 under the Exchange Act.

In addition, such stockholder shall be required to provide such further information as may be requested by the Corporation, including, without limitation a written questionnaire provided by the Secretary of the Corporation with respect to the background, qualifications, stock ownership and independence of such proposed nominee.

A stockholder providing notice of a proposed nomination for election to the Board of Directors or other business proposed to be brought before a meeting (whether given pursuant to this subsection (A) or subsection (B) of this Section 9) shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice, including all representations made in connection therewith, shall be true and correct as of the record date for the meeting and as of the date that is 15 days prior to the meeting or any adjournment or postponement thereof; such update and supplement shall be delivered in writing to the Secretary at the principal executive offices of the Corporation not later than 5 days after the record date for the meeting (in the case of any update and supplement required to be made as of the record date), and not later than 10 days prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update and supplement required to be made as of 15 days prior to the meeting or any adjournment or postponement thereof). In addition, if any stockholder provides notice of a proposed nomination for election to the Board of Directors pursuant to Rule 14a-19 under the Exchange Act, such stockholder shall deliver to the Corporation, no later than seven business days prior to the date for the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19 under the Exchange Act.

(3)   Proxy Access for Director Nominations.

(a)   Whenever the Board of Directors solicits proxies with respect to the election of directors at an annual meeting, in addition to any persons nominated for election to the Board of Directors by or at the direction of the Board of Directors, subject to the provisions of this subsection 9(a)(3), the Corporation shall:

(i)   include in its notice of meeting and proxy materials, as applicable, for any annual meeting of stockholders (1) the name of any person nominated for election (the "Stockholder Nominee") by a stockholder as of the date that the Notice of Proxy Access Nomination (as defined below) is received by the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with this subsection 9(a)(3) who is entitled to vote for the election of directors at the annual meeting and who satisfies the notice, ownership and other requirements of this subsection 9(a)(3) (such stockholder, together with the beneficial owner of such shares, a "Nominator") or by a group of no more than 20 such stockholders (such stockholders, together with the beneficial owners of such shares, a "Nominator Group") that, collectively as a Nominator Group, satisfies the notice, ownership and other requirements of this subsection 9(a)(3) applicable to a Nominator Group; provided that, in the case of a Nominator Group, each member thereof (each a "Group Member") shall have satisfied the notice, ownership and other requirements of this subsection 9(a)(3) applicable to Group Members, and (2) if the Nominator or the Nominator Group, as applicable,

EXHIBIT 3.2

so elects, the Nomination Statement (as defined below) furnished by such Nominator or Nominator Group; and

(ii)   include such Stockholder Nominee's name on any ballot distributed at such annual meeting and on the Corporation's proxy card (or any other format through which the Corporation permits proxies to be submitted) distributed in connection with such annual meeting. Nothing in this subsection 9(a)(3) shall limit the Corporation's ability to solicit against, and include in its proxy materials its own statements relating to, any Stockholder Nominee, Nominator or Nominator Group, or to include such Stockholder Nominee as a nominee of the Board of Directors.

(b)   At each annual meeting, a Nominator or Nominator Group may nominate one or more Stockholder Nominees for election at such meeting pursuant to this subsection 9(a)(3); provided that the maximum number of Stockholder Nominees nominated by all Nominators and Nominator Groups (including Stockholder Nominees that were submitted by a Nominator or Nominator Group for inclusion in the Corporation's proxy materials pursuant to this subsection 9(a)(3) but either are subsequently withdrawn, disregarded, declared invalid or ineligible pursuant to this subsection 9(a)(3)) to appear in the Corporation's proxy materials with respect to an annual meeting shall not exceed 25% of the total number of directors in office as of the Final Proxy Access Deadline (as defined below), or if such number is not a whole number, the closest whole number below 25% (the "Maximum Number").

The Maximum Number shall be reduced, but not below zero, by the sum of:

(x)   the number

(y)   the number

(z)   the number

If one or more vacancies for any reason occurs on the Board of Directors at any time after the Final Proxy Access Deadline but before the date of the applicable annual meeting and the Board of Directors determines to reduce the size of the Board of Directors in connection therewith, the Maximum Number shall be calculated based on the number of directors in office as so reduced.

Any Nominator or Nominator Group submitting more than one Stockholder Nominee for inclusion in the Corporation's proxy materials pursuant to this subsection 9(a)(3) shall rank in its Notice of Proxy Access Nomination such Stockholder Nominees based on the order that the Nominator or Nominator Group desires such Stockholder Nominees to be selected for inclusion in the Corporation's proxy materials in the event that the total number of Stockholder Nominees submitted by Nominators or Nominator Groups pursuant to this subsection 9(a)(3) exceeds the Maximum Number. In the event that the number of Stockholder Nominees submitted by Nominators or Nominator Groups pursuant to this subsection 9(a)(3) exceeds the Maximum Number, the highest ranking Stockholder Nominee who meets the requirements of this subsection 9(a)(3) from each Nominator and Nominator Group will be selected for inclusion in the Corporation's proxy materials until the Maximum Number is reached, beginning with the Nominator or Nominator Group with the largest number of shares

EXHIBIT 3.2

disclosed as owned (defined below) in its respective Notice of Proxy Access Nomination submitted to the Corporation and proceeding through each Nominator or Nominator Group in descending order of ownership. If the Maximum Number is not reached after the highest ranking Stockholder Nominee who meets the requirements of this subsection 9(a)(3) from each Nominator and Nominator Group has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached.

If, after the Final Proxy Access Deadline, whether before or after the mailing of the Corporation's definitive proxy statement, (i) a Stockholder Nominee who satisfies the requirements of this subsection 9(a)(3) becomes ineligible for inclusion in the Corporation's proxy materials pursuant to this subsection 9(a)(3), becomes unwilling to serve on the Board of Directors, dies, becomes disabled or is otherwise disqualified from being nominated for election or serving as a director of the Corporation or (ii) a Nominator or Nominator Group withdraws its nomination or becomes ineligible, in each case as determined by the Board of Directors or the chairman of the meeting, then the Board of Directors or the chairman of the meeting shall declare each nomination by such Nominator or Nominator Group to be invalid, and each such nomination shall be disregarded, no replacement nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for election as a director in substitution thereof and the Corporation (1) may omit from its proxy materials information concerning such Stockholder Nominee and (2) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy materials, that the Stockholder Nominee will not be eligible for election at the annual meeting and will not be included as a Stockholder Nominee in the proxy materials.

(c)   To nominate a Stockholder Nominee, the Nominator or Nominator Group shall submit to the Secretary of the Corporation the information required by this subsection 9(a)(3) on a timely basis. To be timely, the Notice of Proxy Access Nomination must be addressed to and received by the Secretary of the Corporation not less than 120 days nor more than 150 days prior to the first anniversary of the date on which the Corporation's definitive proxy statement was released to stockholders in connection with the prior year's annual meeting; provided, however, that if the annual meeting is convened more than 30 days prior to or delayed by more than 60 days after the first anniversary of the date of the preceding year's annual meeting, the information must be so received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of (x) the 90th day prior to such annual meeting or (y) the 10th day following the day on which a public announcement of the date of the annual meeting is first made (the last day on which a Notice of Proxy Access Nomination may be delivered pursuant to and in accordance with this subsection 9(a)(3), the "Final Proxy Access Deadline"); provided, further, that in no event shall any adjournment or postponement of an annual meeting, or the public announcement thereof, commence a new time period or extend any time period for the receipt of the information required by this subsection 9(a)(3). The written notice required by this subsection 9(a)(3) (the "Notice of Proxy Access Nomination") shall include:

(i)   a written notice of the nomination by such Nominator or Nominator Group expressly requesting to have its Stockholder Nominee included in the Corporation's proxy materials pursuant to this subsection 9(a)(3) that includes, with respect to the Stockholder Nominee and the Nominator (including any beneficial owner on whose behalf the nomination is made) or, in the case of a Nominator Group, with respect to each

EXHIBIT 3.2

Group Member (including any beneficial owner on whose behalf the nomination is made) all of the representations, agreements and other information required in a stockholder notice submitted under paragraph (a)(2) of this Section 9;

(ii)   if the Nominator or Nominator Group so elects, a written statement of the Nominator or Nominator Group for inclusion in the Corporation's proxy statement in support of the election of the Stockholder Nominee(s) to the Board of Directors, which statement shall not exceed 500 words with respect to each Stockholder Nominee (the "Nomination Statement") and for the avoidance of doubt, the Nomination Statement shall be limited to 500 words and shall not include any images, charts, pictures, graphic presentations or similar items;

(iii)   in the case of a nomination by a Nominator Group, the designation by all Group Members of one specified Group Member (or a qualified representative thereof) that is authorized to act on behalf of all Group Members with respect to the nomination and matters related thereto, including withdrawal of the nomination;

(iv)   a representation by the Stockholder Nominee and the Nominator or Nominator Group (including each Group Member) and any beneficial owner on whose behalf the nomination is made that each such person has provided and will provide facts, statements and other information in all communications with the Corporation and its stockholders and beneficial owners, including without limitation the Notice of Proxy Access Nomination and the Nomination Statement, that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading;

(v)   a statement of the Nominator or Nominator Group (including each Group Member) and any beneficial owner on whose behalf the nomination is made, setting forth and certifying the number of shares such Nominator or Nominator Group is deemed to own (as determined in accordance with sub-paragraph (d) of this subsection 9(a)(3)) continuously for at least three years as of the date of the Notice of Proxy Access Nomination and one or more written statements from the stockholder of the Required Shares (as defined below), and from each intermediary through which such shares are or have been held during the requisite three-year holding period, verifying that, as of a date within seven days prior to the date that the Notice of Proxy Access Nomination is received by the Secretary of the Corporation, the Nominator or the Nominator Group, as the case may be, owns, and has owned continuously for the preceding three years, the Required Shares, and the Nominator's or, in the case of a Nominator Group, each Group Member's agreement to provide (1) within seven days after the record date for the applicable annual meeting, written statements from the stockholder and intermediaries verifying the Nominator's or the Nominator Group's, as the case may be, continuous ownership of the Required Shares through the record date; provided that if and to the extent that a stockholder is acting on behalf of one or more beneficial owners, such written statements shall also be submitted by any such beneficial owner or owners, and (2) immediate notice if the Nominator or the Nominator Group, as the case may be, ceases to own the Required Shares prior to the date of the applicable annual meeting;

EXHIBIT 3.2

(vi)   a copy of any Schedule 14N that has been filed with the U.S. Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act;

(vii)   a representation by the Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a Nominator Group, each Group Member (including any beneficial owner on whose behalf the nomination is made) that:

(1)   the Required Shares were acquired in the ordinary course of business and not with intent to change or influence control of the Corporation, and each such person does not presently have such intent;

(2)   each such person will maintain ownership (as defined in this subsection 9(a)(3)) of the Required Shares through the date of the applicable annual meeting along with a further statement as to whether or not such person has the intention to hold the Required Shares for at least one year thereafter (which statement the Nominator or Nominator Group shall include in its Nomination Statement, it being understood that the inclusion of such statement shall not count towards the Nomination Statement's 500-word limit);

(3)   each such person has not nominated, and will not nominate, for election to the Board of Directors at the applicable annual meeting any person other than its Stockholder Nominee(s) pursuant to this subsection 9(a)(3);

(4)   each such person has not distributed, and will not distribute, to any stockholders or beneficial owners any form of proxy for the applicable annual meeting other than the form distributed by the Corporation;

(5)   each such person has not engaged in, and will not directly or indirectly engage in, and has not been and will not be a participant (as defined in Schedule 14A of the Exchange Act) in, a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the applicable annual meeting other than with respect to such Nominator or Nominator Group's Stockholder Nominee(s) or a nominee of the Board of Directors; and

(6)   each such person consents to the public disclosure of the information provided pursuant to this subsection 9(a)(3);

(viii)   an executed agreement, in a form deemed satisfactory by the Board of Directors or any committee thereof, pursuant to which the Nominator (including any beneficial owner on whose behalf the nomination is made) or, in the case of a Nominator Group, each Group Member (including any beneficial owner on whose behalf the nomination is made) agrees to:

(1)   comply with all applicable laws, rules and regulations arising out of or relating to the nomination of each Stockholder Nominee pursuant to this subsection 9(a)(3);

EXHIBIT 3.2

(2)   assume all liability stemming from any legal or regulatory violation arising out of the communications and information provided by such person(s) to the Corporation and its stockholders and beneficial owners, including without limitation the Notice of Proxy Access Nomination and Nomination Statement;

(3)   indemnify and hold harmless the Corporation and each of its directors, officers, employees, agents and affiliates individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers, employees, agents and affiliates arising out of or relating to any nomination submitted by such person(s) pursuant to this subsection 9(a)(3);

(4)   file with the Securities and Exchange Commission any solicitation by or on behalf of the Nominator or Nominator Group (including each Group Member) and any beneficial owner on whose behalf the nomination is made relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation under Regulation 14A of the Exchange Act;

(5)   furnish to the Corporation all notifications and updated information required by this subsection 9(a)(3), including, without limitation, the information required by sub-paragraph (e) of this subsection 9(a)(3); and

(6)   upon request, provide to the Corporation within five business days after such request, but in any event prior to the day of the annual meeting, such additional information as reasonably requested by the Corporation; and

(ix)   a letter of resignation signed by each Stockholder Nominee, which letter shall specify that such Stockholder Nominee's resignation is irrevocable and that it shall become effective upon a determination by the Board of Directors or any committee thereof that (1) any of the information provided to the Corporation by the Nominator, the Nominator Group, any Group Member (including, in each case, any beneficial owner on whose behalf the nomination is made) or the Stockholder Nominee in respect of the nomination of such Stockholder Nominee pursuant to this subsection 9(a)(3) is or was untrue in any material respect (or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading) or (2) the Stockholder Nominee, the Nominator, the Nominator Group or any Group Member (including, in each case, any beneficial owner on whose behalf the nomination is made) or any affiliate thereof shall have breached any of its representations, obligations or agreements under this subsection 9(a)(3).

(d)   Ownership Requirements.

(i)   To nominate a Stockholder Nominee pursuant to this subsection 9(a)(3), the Nominator or Nominator Group shall have owned shares representing 3% or more of the voting power entitled to vote generally in the election of directors (the "Required Shares") continuously for at least three years as of both the date the Notice of Proxy Access Nomination is submitted to the Corporation and the record date for determining stockholders eligible to vote at the applicable annual meeting and must continue to own the

EXHIBIT 3.2

Required Shares at all times between and including the date the Notice of Proxy Access Nomination is submitted to the Corporation and the date of the applicable annual meeting; provided that if and to the extent a stockholder is acting on behalf of one or more beneficial owners (i) only the shares owned by such beneficial owner or owners, and not any other shares owned by any such stockholder, shall be counted for purposes of satisfying the foregoing ownership requirement and (ii) the aggregate number of stockholders and all such beneficial owners whose share ownership is counted for the purposes of satisfying the foregoing ownership requirement shall not exceed 20. For the purposes of determining whether the Nominator or Nominator Group owned the Required Shares for the requisite three-year period, the aggregate number of shares entitled to vote generally in the election of directors shall be determined by reference to the Corporation's periodic filings with the Securities and Exchange Commission during the ownership period. Two or more funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a "group of investment companies," as such term is defined in the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner, as the case may be, for the purpose of satisfying the foregoing ownership requirements; provided that each fund otherwise meets the requirements set forth in this subsection 9(a)(3); and provided further that any such funds for which shares are aggregated for the purpose of satisfying the foregoing ownership requirements provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy the criteria for being treated as one stockholder within seven days after the Notice of Proxy Access Nomination is delivered to the Corporation. No shares may be attributed to more than one Nominator or Nominator Group, and no stockholder or beneficial owner may be a member of more than one Nominator Group (other than a stockholder directed to act by more than one beneficial owner) for the purposes of this subsection 9(a)(3).

(ii)   For purposes of this subsection 9(a)(3), "ownership" shall be deemed to consist of and include only the outstanding shares as to which a person possesses both (i) the full voting and investment rights pertaining to such shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the ownership of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (1) that a person or any of its affiliates has sold in any transaction that has not been settled or closed, including any short sale, (2) that a person or any of its affiliates has borrowed for any purposes or purchased pursuant to an agreement to resell or (3) that are subject to any Derivative Instrument or similar agreement entered into by a person or any of its affiliates, whether any such security, instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares, in any case in which such security, instrument or agreement has, or is intended to have, or if exercised by either party would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, the person's or such person's affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting or altering to any degree any gain or loss arising from the full economic ownership of such person's or such person's affiliates' shares. "Ownership" shall include shares held in the name of a nominee or other intermediary so long as the person claiming ownership of such shares retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. A person's ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person has the

EXHIBIT 3.2

power to recall such loaned shares on five business days' notice, will vote such shares at the annual meeting and will hold such shares through the date of the annual meeting. The determination of whether the requirements of "ownership" of shares for purposes of this subsection 9(a)(3) are met shall be made by the Board of Directors or any committee thereof. Any such determination adopted in good faith by the Board of Directors or any committee thereof shall be conclusive and binding on the Corporation, its stockholders and beneficial owners and all other parties. For the purposes of this subsection 9(a)(3), the terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. For the purposes of this subsection 9(a)(3), the term "affiliate" or "affiliates" shall have the meaning ascribed thereto under the rules and regulations of the Exchange Act.

(e) For the avoidance of doubt, with respect to any nomination submitted by a Nominator Group pursuant to this subsection 9(a)(3), the information required by sub-paragraph (c) of this subsection 9(a)(3) to be included in the Notice of Proxy Access Nomination shall be provided by each Group Member (including any beneficial owner on whose behalf the nomination is made), and each such Group Member (including any beneficial owner on whose behalf the nomination is made) shall execute and deliver to the Secretary of the Corporation the representations and agreements required under sub-paragraph (c) of this subsection 9(a)(3) at the time the Notice of Proxy Access Nomination is submitted to the Corporation. In the event that the Nominator, Nominator Group or any Group Member shall have breached any of their agreements with the Corporation or any information included in the Nomination Statement or the Notice of Proxy Access Nomination, or any other communications by the Nominator, Nominator Group or any Group Member (including any beneficial owner on whose behalf the nomination is made) with the Corporation or its stockholders and beneficial owners, ceases to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading), each Nominator, Nominator Group or Group Member (including any beneficial owner on whose behalf the nomination is made), as the case may be, shall promptly (and in any event within 48 hours of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Secretary of the Corporation of any such breach, inaccuracy or omission in such previously provided information and shall provide the information that is required to correct any such defect, if applicable, it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's rights to omit a Stockholder Nominee from its proxy materials as provided in this subsection 9(a)(3).

(f) <u>Stockholder Nominee Requirements</u>.

(i) Within the time period specified in this subsection 9(a)(3) for delivering the Notice of Proxy Access Nomination, each Stockholder Nominee must deliver to the Secretary of the Corporation a written representation and agreement, which shall be deemed a part of the Notice of Proxy Access Nomination for purposes of this subsection 9(a)(3), that such person: (1) consents to being named in the Corporation's proxy statement as a nominee, to serve as a director if elected and to the public disclosure of the information provided pursuant to this subsection 9(a)(3); (2) understands their duties as a director under the Delaware General Corporation Law and agrees to act in accordance with those duties

EXHIBIT 3.2

while serving as a director; (3) is not and will not become a party to (x) any Voting Commitment that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law; (4) is not and will not become a party to any Third-Party Compensation Arrangement that has not been disclosed to the Corporation, and has not and will not receive any such Third-Party Compensation Arrangement that has not been disclosed to the Corporation; (5) if elected as a director of the Corporation, will comply with all applicable laws and stock exchange listing standards and the Corporation's policies, guidelines and principles applicable to directors, including, without limitation, the Corporation's Corporate Governance Guidelines, Code of Business Conduct and Ethics, confidentiality, share ownership and trading policies and guidelines, and any other codes, policies and guidelines or any rules, regulations and listing standards, in each case, as applicable to directors; (6) agrees to meet with the Board of Directors or any committee or delegate thereof to discuss matters relating to the nomination of the Stockholder Nominee, including information in the Notice of Proxy Access Nomination and such Stockholder Nominee's eligibility to serve as a member of the Board of Directors; and (7) will provide facts, statements and other information in all communications with the Corporation and its stockholders and beneficial owners that are and will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(ii)   At the request of the Corporation, each Stockholder Nominee must promptly submit (but in no event later than seven days after receipt of the request) to the Secretary of the Corporation all completed and signed questionnaires required of directors. The Corporation may request such additional information as necessary to permit the Board of Directors to determine if each nominee is independent, including for purposes of serving on the committees of the Board of Directors, under the listing standards of each principal securities exchange upon which the Corporation's shares are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors and to determine whether the nominee otherwise meets all other publicly disclosed standards applicable to directors.

(iii)   In the event that a Stockholder Nominee shall have breached any of their agreements with the Corporation or any information or communications provided by a Stockholder Nominee to the Corporation or its stockholders and beneficial owners ceases to be true and correct in any respect or omits a fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, such nominee shall promptly (and in any event within 48 hours of discovering such breach or that such information has ceased to be true and correct in all material respects (or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading)) notify the Secretary of the Corporation of any such breach, inaccuracy or omission in such previously provided information and shall provide the information that is required to make such information or communication true and correct, if applicable, it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's rights to omit a Stockholder Nominee from its proxy materials as provided in this subsection 9(a)(3).

EXHIBIT 3.2

(g)   In the event any Nominator or Nominator Group (including any beneficial owner on whose behalf the nomination is made) submits a nomination at an annual meeting pursuant to this subsection 9(a)(3) and such Stockholder Nominee shall have been nominated for election at any of the previous two annual meetings and such Stockholder Nominee shall not have received at least 25% of the votes cast in favor of such nominee's election or such nominee withdrew from or became ineligible or unavailable for election to the Board of Directors, then such nomination shall be disregarded.

(h)   Notwithstanding anything to the contrary contained in this subsection 9(a)(3), the Corporation shall not be required to include, pursuant to this subsection 9(a)(3), a Stockholder Nominee in its proxy materials for any annual meeting, or, if the proxy statement already has been filed, to submit the nomination of a Stockholder Nominee to a vote at the annual meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation:

(i)   for any meeting for which the Secretary of the Corporation receives notice that any stockholder or beneficial owner, as the case may be, intends to nominate one or more persons for election to the Board of Directors pursuant to paragraph 9(a)(2) of this Section 9;

(ii)   who is not determined by the Board of Directors in its sole discretion to be independent under the listing standards of each principal securities exchange upon which the shares of the Corporation are listed, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's directors, including those applicable to a director's service on any of the committees of the Board of Directors, in each case as determined by the Board of Directors or any committee thereof, in its sole discretion;

(iii)   whose election as a member of the Board of Directors would cause the Corporation to be in violation of these By-Laws, the Certificate of Incorporation, the rules and listing standards of the principal securities exchanges upon which the shares of the Corporation are listed, or any applicable law, rule or regulation or of any publicly disclosed standards of the Corporation applicable to directors, in each case, as determined by the Board of Directors or any committee thereof, in its sole discretion;

(iv)   who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended;

(v)   who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten years;

(vi)   who is subject to any order of the type specified in Rule 506(d) of Regulation D under the Securities Act of 1933, as amended;

(vii)   if the Stockholder Nominee or Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a

EXHIBIT 3.2

Nominator Group, any Group Member (including any beneficial owner on whose behalf the nomination is made) shall have provided information to the Corporation in connection with such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make any statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors or any committee thereof, in its sole discretion;

(viii)   the Nominator (or a qualified representative thereof) or, in the case of a Nominator Group, the representative designated by the Nominator Group in accordance with sub-paragraph (c)(iii) of this subsection 9(a)(3) (or a qualified representative thereof), or the Stockholder Nominee does not appear at the applicable annual meeting to present the Stockholder Nominee for election;

(ix)   if the Nominator (including any beneficial owner on whose behalf the nomination is made), or, in the case of a Nominator Group, any Group Member (including any beneficial owner on whose behalf the nomination is made) has engaged in or is currently engaged in, or has been or is a participant (as defined in Schedule 14A of the Exchange Act) in, a "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the applicable annual meeting other than with respect to such Nominator or Nominator Group's Stockholder Nominee(s) or a nominee of the Board of Directors; or

(x)   the Nominator or, in the case of a Nominator Group, any Group Member, or applicable Stockholder Nominee otherwise breaches or fails to comply with its representations or obligations pursuant to these By-Laws, including, without limitation, this subsection 9(a)(3).

For the purpose of this sub-paragraph (h), clauses (ii) through (x) will result in the exclusion from the proxy materials pursuant to this subsection 9(a)(3) of the specific Stockholder Nominee(s) to whom the ineligibility applies, or, if the proxy statement has already been filed, the ineligibility of the Stockholder Nominee(s) and, in either case, the inability of the Nominator or Nominator Group that nominated any such Stockholder Nominee to substitute another Stockholder Nominee therefor; however, clause (i) will result in the exclusion from the proxy materials pursuant to this subsection 9(a)(3) of all Stockholder Nominees for the applicable annual meeting, or, if the proxy statement already has been filed, the ineligibility of all Stockholder Nominees.

(i)   Notwithstanding anything to the contrary contained in this subsection 9(a)(3):

(i)   the Corporation may omit from its proxy materials any information, including all or any portion of the Nomination Statement, if the Board of Directors determines that the disclosure of such information would violate any applicable law or regulation or that such information is not true and correct in all material respects or omits to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and

EXHIBIT 3.2

(ii)   if any Nominator, Nominator Group or Group Member (including any beneficial owner on whose behalf the nomination is made) or Stockholder Nominee has failed to comply with the requirements of this subsection 9(a)(3), the Board of Directors or the chairman of the meeting shall declare the nomination by such Nominator or Nominator Group to be invalid, and such nomination shall be disregarded.

(j)   The Board of Directors (or any other person or body authorized by the Board of Directors) shall have the exclusive power and authority to interpret the provisions of this subsection 9(a)(3) and make all determinations deemed necessary or advisable in connection with this subsection 9(a)(3) to any person, facts or circumstances. All such actions, interpretations and determinations that are done or made by the Board of Directors (or any other person or body authorized by the Board of Directors) in good faith shall be final, conclusive and binding on the Corporation, its stockholders and beneficial owners and all other parties.

(k)   Subject to the requirements of Rule 14a-19 under the Exchange Act with respect to the Corporation's proxy card, this Section 9(a)(3) shall be the exclusive method for stockholders to include nominees for director in the Corporation's proxy materials.

(4)   Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 9 to the contrary, with respect to nominations of persons not intended to be included in the Corporation's proxy statement, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by paragraph (a)(2) of this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b)   <u>Special Meetings of Stockholders</u>. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 9, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 9. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for the election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(2) of this Section 9 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the

EXHIBIT 3.2

day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

        (c)   <u>General</u>.

        (1)   Only such persons who are nominated in accordance with the procedures set forth in this Section 9 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 9 and, if any proposed nomination or business is not in compliance with this Section 9, to declare that such defective proposal or nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation. In addition, if any stockholder provides notice of a proposed nomination for election to the Board of Directors pursuant to Rule 14a-19 under the Exchange Act and subsequently fails to comply with any requirements of Rule 14a-19 under the Exchange Act, as determined by the chairman of the meeting, then such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

        (2)   For purposes of this Section 9, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

        (3)   Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9. Nothing in this Section 9 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

        (4)   Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

      Section 10.   <u>Record Date for Action by Written Consent</u>.   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written

EXHIBIT 3.2

notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

Section 11.　　Inspectors of Written Consent. In the event of the delivery, in the manner provided by Section 10, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage nationally recognized independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with Section 10 of this Article II represent at least the minimum number of votes that would be necessary to take the corporate action. Nothing contained in this paragraph shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution, or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 12.　　Effectiveness of Written Consent. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent received in accordance with Section 10 of this Article II, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation in the manner prescribed in Section 10 of this Article II.

ARTICLE III

DIRECTORS

Section 1.　　General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 2.　　Number, Qualification and Term of Office. The number of directors which shall constitute the whole Board shall not be less than six nor more than eleven. The number of

EXHIBIT 3.2

directors shall be fixed at such number, within the limits specified in the preceding sentence, as determined from time to time by resolution of the Board of Directors, upon approval by two-thirds (2/3) of the directors in office. Except as provided in Sections 4 and 5 of this Article III, each director shall be elected by the stockholders at their annual meeting in each year, and shall hold office until the next annual meeting and until their successor shall be elected and qualified or until their death, resignation or removal. Directors need not be stockholders. This Section 2 shall not be amended to change the two-thirds (2/3) approval requirement set forth above except with the approval of two-thirds (2/3) of the directors in office.

Section 3.   Resignations. Any director may resign at any time by giving written notice of their resignation to the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt by the Secretary; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4.   Removal of Directors. Any director may be removed, with or without cause, at any time, by the affirmative vote of a majority in interest of the stockholders of record of the Corporation entitled to vote, given at a special meeting of the stockholders called for the purpose, and the vacancy in the Board of Directors caused by any such removal may be filled by the stockholders at such meeting or, if the stockholders shall fail to fill such vacancy, by the Board of Directors as provided in Section 5 of this Article III. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Section 5.   Vacancies. In case of any vacancy in the Board of Directors caused by death, resignation, disqualification, removal, an increase in the number of directors, or any other cause, the successor to fill the vacancy may be elected by the holders of shares of stock entitled to vote at an annual or special meeting of said holders or by two-thirds (2/3) of the directors in office, though less than a quorum, and each director so elected shall hold office until the next annual election and until their successor shall be duly elected and qualified, or until their death or until he or she shall resign or until he or she shall have been removed. This section shall not be amended to change the requirement of a vote of two-thirds (2/3) of the directors set forth above except upon the approval of two-thirds (2/3) of the directors in office.

Section 6.   Place of Meeting. The Board of Directors may hold its meetings at such place or places within or without the State of Delaware as the Board of Directors may from time to time determine.

Section 7.   Organization Meeting. The Board of Directors shall meet immediately following the annual meeting of stockholders and at the place where the stockholders' meeting was held, for the purpose of electing officers and transacting such other business as may lawfully come before it. No notice of such meeting shall be required.

Section 8.   Regular Meetings. Regular meetings of the Board of Directors shall be held at such times as the Board of Directors shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday, then the meeting which would otherwise be held on that day shall be held at the same hour on the next succeeding business day. Except as otherwise provided by law, notices of regular meetings need not be given.

EXHIBIT 3.2

Section 9.   Special Meetings. Special meetings of the Board of Directors shall be held when called by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Secretary, Assistant Secretary or a majority of the Directors.

Section 10.   Notice of Meetings. Notice of the time and place of all special meetings of the Board of Directors or any committee thereof, and of any regular meeting as to which notice is given, shall be given to each director either by telephone or by written notice delivered personally or sent to such director by mail or by other form of written communication at least one day before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance at such meeting.

Section 11.   Quorum and Manner of Acting. Except as otherwise provided by statute or by these By-Laws, a majority of the total number of directors (but not less than two) shall be required to constitute a quorum for the transaction of business at any meeting, and the act of a majority of the directors present at any meeting at which a quorum shall be present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum be had. Notice of any adjourned meeting need not be given.

Section 12.   Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or by these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting, if all members of the Board or of such committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board or Committee.

Section 13.   Meeting by Telephone. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 14. Compensation. The Board of Directors may at any time or from time to time by resolution provide that a specified sum shall be paid to any director of the Corporation, either as their annual compensation as such director or member of any committee of the Board of Directors or as compensation for their attendance at each meeting of the Board of Directors or any such committee. The Board of Directors may also likewise provide that the Corporation shall reimburse each director for any expense paid by him or her on account of their attendance at any meeting. Nothing in this Section shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

EXECUTIVE COMMITTEE

Section 1.   Appointment. The Board of Directors may by resolution passed by a majority of the whole Board, appoint an Executive Committee of not less than three members, all

EXHIBIT 3.2

of whom shall be directors. The Chairman of the Executive Committee shall be elected by the Board of Directors.

Section 2.   Powers. The Executive Committee shall have and may exercise, when the Board is not in session, the power of the Board of Directors in the management of the business and affairs of the Corporation; but neither the Executive Committee nor any other committee shall have the power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-Laws of the Corporation, nor shall it have the power or authority to declare a dividend, to authorize the issuance of stock or to fill vacancies in the Board of Directors or the Executive Committee.

Section 3.   Term. The term of the Executive Committee shall be coexistent with that of the Board of Directors which shall have appointed such Committee. The Board may at any time for any reason remove any individual member of the Executive Committee and the Board may fill a Committee vacancy created by death, resignation or removal or increase in the number of members of the Executive Committee. The Board of Directors may designate one or more directors as alternate members of the Executive Committee who may replace any absent or disqualified member at any meeting of the Committee.

Section 4.   Meetings. Regular meetings of the Executive Committee, of which no notice shall be required, may be held on such days and at such places as shall be fixed by resolution adopted by a majority of the Committee and communicated to all of its members. Special meetings of the Executive Committee shall be held whenever called by the Chairman of the Executive Committee, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, or a majority of the members of the Executive Committee then in office and shall be held at such time and place as shall be designated in the notice of the meeting.

Section 5.   Quorum and Manner of Action. A majority of the Executive Committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting thereof at which a quorum is present shall be the act of the Committee.

ARTICLE V

OTHER COMMITTEES

Section 1.   Committees of the Board of Directors. The Board of Directors may, by resolution passed by a majority of the whole Board, from time to time appoint other committees of the Board of Directors. Each such committee, to the extent permitted by law and these By-Laws, shall have and may exercise such of the powers of the Board of Directors in the management and affairs of the Corporation as may be prescribed by the resolution creating such committee. A majority of all of the members of any such committee may determine its action and fix the time and place of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise prescribe. The Board of Directors shall have power

EXHIBIT 3.2

to change the members of any such committee at any time, to fill vacancies and to discontinue any such committee at any time.

Section 2.   Non-Board Committees. The authority conferred upon the Board of Directors by Section 1 of this Article V to appoint committees of the Board of Directors shall not be deemed to preclude the appointment by either the Board of Directors or the Executive Committee of committees whose members need not be directors of the Corporation provided that such committees may not exercise any of the powers of the Board of Directors.

ARTICLE VI

OFFICERS

Section 1.   Number. The officers of the Corporation shall be the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, one or more Vice Presidents, a Secretary and a Treasurer. The Board of Directors may also appoint one or more Assistant Vice Presidents, Assistant Secretaries or Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. Assistant Vice Presidents may also be appointed by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer. Any officer may be given such specific designation as may be determined from time to time by the Board of Directors. Any two or more offices except those of Chief Executive Officer, Chief Financial Officer and Secretary may be held by the same person.

Section 2.   Election and Term of Office. The officers shall be elected annually by the Board of Directors at its organization meeting following the annual meeting of the stockholders and each shall hold office until the next annual election of officers and until their successor is elected and qualified, or until their death, resignation or removal. Any officer may be removed at any time, with or without cause, by a vote of the majority of the whole Board. Any vacancy occurring in any office may be filled by the Board of Directors.

Section 3.   Chairman and Vice Chairman of the Board.

(a)   The Chairman of the Board shall exercise such powers and perform such duties as may be assigned to him or her by these By-Laws or by the Board of Directors. The Chairman of the Board shall preside at meetings of the stockholders and Board of Directors and, in the absence of the Chairman of the Executive Committee, shall preside at meetings of the Executive Committee.

(b)   The Vice Chairman of the Board, in the absence of the Chairman of the Board, shall preside at meetings of the stockholders and Board of Directors. He or she shall exercise such other powers and perform such other duties as may be assigned to him or her by these By-Laws or by the Board of Directors.

Section 4.   Chief Executive Officer. The Chief Executive Officer, subject to the general control of the Board of Directors, shall be responsible for the management and direction of the affairs of the Corporation, its officers, employees and agents and shall supervise generally the affairs of the Corporation. He or she shall exercise such other powers and perform such other

EXHIBIT 3.2

duties as may be assigned to him or her by these By-Laws or by the Board of Directors. In the absence of the Chairman of the Board and the Vice Chairman of the Board, he or she shall preside at meetings of the stockholders.

Section 5. <u>President</u>. The President, shall perform such duties and have such powers as the Board of Directors or, if the President is not also the Chief Executive Officer, the Chief Executive Officer shall designate from time to time, including the authority to act in the absence of the Chief Executive Officer.

Section 6. <u>Vice Presidents</u>. The Board of Directors may designate any Vice President as having such powers and duties in the absence of the Chief Executive Officer and the President as it deems appropriate. Except where by law the signature of the Chairman of the Board, the Chief Executive Officer or a President is required, each of the Vice Presidents shall have the same power as the Chairman of the Board, the Chief Executive Officer or the President to sign certificates, contracts and other instruments of the Corporation. Any Vice President shall perform such other duties and may exercise such other powers as may from time to time be assigned to him or her by these By-Laws, the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Board of Directors may designate any Vice President as being an Executive Vice President, Senior Vice President or such other title as it deems appropriate. The Board of Directors shall determine, subject to applicable law, which Vice Presidents shall be deemed "officers" or "executive officers" for regulatory compliance purposes, including, but not limited to, compliance with rules and regulations promulgated under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Section 7. <u>Secretary and Assistant Secretaries</u>. The Secretary shall record or cause to be recorded in books provided for the purpose the minutes of the meetings of the stockholders, the Board of Directors, the Executive Committee and all other committees of the Board of Directors, if any; shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the seal of the Corporation and see that the seal is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these By-Laws; and, in general, shall perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him or her by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. At the request of the Secretary, or in their absence or disability, any Assistant Secretary shall perform any of the duties of the Secretary and, when so acting, shall have all the powers and be subject to all the restrictions upon, the Secretary. Except where by law the signature of the Secretary is required, each of the Assistant Secretaries shall possess the same power as the Secretary to sign certificates, contracts, obligations and other instruments of the Corporation, and to affix the seal of the Corporation to such instruments, and attest the same.

Section 8. <u>Chief Financial Officer</u>. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chairman of the Board or the Chief Executive Officer. The Chief Financial Officer shall perform all other duties commonly incident to their office and shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board or the Chief Executive Officer shall designate from time to time. At the request of the Chief Financial Officer, or in their

EXHIBIT 3.2

absence or disability, the Treasurer may perform any of the duties of the Chief Financial Officer and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Chief Financial Officer. Except where by law the signature of the Chief Financial Officer is required, the Treasurer shall possess the same power as the Chief Financial Officer to sign all certificates, contracts, obligations and other instruments of the Corporation.

Section 9. <u>Treasurer and Assistant Treasurer</u>. The Treasurer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Treasurer shall perform all other duties commonly incident to their office and shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Chief Financial Officer shall designate from time to time. At the request of the Treasurer, or in their absence or disability, the Assistant Treasurer or, in case there shall be more than one Assistant Treasurer, the Assistant Treasurer designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the Treasurer, may perform any of the duties of the Treasurer and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer. Except where by law the signature of the Treasurer is required, each of the Assistant Treasurers shall possess the same power as the Treasurer to sign all certificates, contracts, obligations and other instruments of the Corporation.

Section 10. <u>Assistant Vice Presidents</u>. The Assistant Vice Presidents shall perform such duties as shall be determined by the Board of Directors, the Chairman of the Board or the Chief Executive Officer of the Corporation.

<u>ARTICLE VII</u>

<u>EXECUTION OF INSTRUMENTS</u>

The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute any corporate instrument or document or to sign the corporate name without limitation, except where otherwise provided by law or in these By-Laws, and such designation may be general or confined to specific instances.

<u>ARTICLE VIII</u>

<u>VOTING OF SECURITIES OWNED BY THE CORPORATION</u>

All stock and other securities of other corporations held by the Corporation shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or any Vice President.

EXHIBIT 3.2

ARTICLE IX

SHARES OF STOCK

Section 1.   Form and Execution of Certificates. The certificates of stock of the Corporation shall be numbered and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder's name and number of shares and shall be signed by the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President or any Vice President and the Secretary or an Assistant Secretary. Any or all of the signatures on such certificate may be a facsimile. In case any officer of the Corporation who shall have signed, or whose facsimile signature shall have been placed upon, such certificate shall cease to be such officer before such certificate shall have been issued, such certificate may nevertheless be issued by the Corporation with the same effect as though such person were such officer at the date of issuance.

Section 2.   Transfer. Transfer of stock shall be made on the books of the Corporation only by the person named in the certificate or by attorney lawfully constituted in writing, and upon surrender of the certificate.

Section 3.   Fixing Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholder or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 4.   Record Owner. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of Delaware.

Section 5.   Lost Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or their legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

EXHIBIT 3.2

ARTICLE X

DIVIDENDS

Subject to the provisions of law and of the Certificate of Incorporation, the Board of Directors, at any regular or special meeting, may declare and pay dividends upon the shares of its stock either (a) out of its surplus as defined in and computed in accordance with the provisions of law or (b) in case it shall not have any such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, whenever and in such amount as, in the opinion of the Board of Directors, the condition of the affairs of the Corporation shall render advisable.

Before payment of any dividend or making any distribution of profits, there may be set aside out of the surplus or net profits of the Corporation such sum or sums as the directors may from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation.

ARTICLE XI

CORPORATE SEAL

The corporate seal shall consist of a die bearing the name of the Corporation and the inscription "Corporate Seal -- Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XII

AMENDMENTS

All By-Laws of the Corporation shall be subject to alterations or repeal, and new By-Laws may be made, by the stockholders at any annual or special meeting, or except as otherwise provided by these By-Laws or by law, by the affirmative vote of a majority of the directors then in office given at any regular or special meeting of the Board of Directors.

EXHIBIT 4.1

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

Description of Capital Stock

As of December 31, 2022, Robert Half International Inc., a Delaware corporation (the "Company"), had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock, par value $.001 per share (the "Common Stock"). The following summary includes a brief description of the Common Stock, as well as certain related additional information. The summary is not complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-Laws, as amended and restated (the "By-Laws"), which are filed as exhibits to this Annual Report on Form 10-K.

Authorized Shares

Pursuant to the Certificate of Incorporation, the total number of shares of stock that the Company has authority to issue is 265,000,000 shares, consisting of 260,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share (the "Preferred Stock").

The Company's Board of Directors is authorized to issue Preferred Stock in one or more series, with such voting powers, or without voting powers, and with such designations, preferences, rights, and qualifications, limitations or restrictions thereon as the Board of Directors may determine, and as are not stated and expressed in the Certificate of Incorporation, or any amendment thereto, which could affect the relative voting power or other rights of the holders of Common Stock.

Voting Rights

Each share of Common Stock entitles the holder to one vote on each matter voted on by stockholders. Under Section 5 of Article II of the Company's By-Laws, except where other provision is made by law, by the Certificate of Incorporation or by the By-Laws, all matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote on that matter. Except as provided in Section 5 of Article III of the Company's By-Laws or as otherwise required by law or by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date for such meeting or the advance notice date for nominations at such meeting, the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. There is no cumulative voting.

Dividend Rights

The holders of shares of Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors.

Liquidation Rights

In the event of voluntary or involuntary liquidation of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders after all amounts to which the holders of shares of Preferred Stock are entitled have been paid or set aside in cash for payment.

Other Rights

The Company's Common Stock has no conversion rights, sinking fund provisions, redemption provisions or preemptive rights.

Stock Exchange Listing

The Company's Common Stock is listed on the New York Stock Exchange under the ticker symbol "RHI."

Transfer Agent and Registrar

The transfer agent and registrar for the Company's Common Stock is Computershare Investor Services.

Potential Anti-Takeover Effects of the Preferred Stock

Certain provisions of the Delaware General Corporation Law ("DGCL"), the Certificate of Incorporation and the By-Laws summarized in the paragraphs above and in the following paragraphs may have an anti-takeover effect. In other words, they could delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Certain Provisions of the Certificate of Incorporation and the By-Laws

Under the By-Laws, a special meeting of the stockholders for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Chairman of the Board, the Vice Chairman of the Board or the Chief Executive Officer or by order of the Board of Directors.

The By-Laws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors.

Under the Certificate of Incorporation, the Board of Directors has the ability to authorize undesignated preferred stock which make it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Certain Provisions of Delaware Law

The Company is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits persons deemed "interested stockholders" from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock and a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company's Board of Directors, such as discouraging takeover attempts that might result in a premium over the market price of the Company's Common Stock.

EXHIBIT 10.9

ROBERT HALF INTERNATIONAL INC.
SENIOR EXECUTIVE RETIREMENT PLAN
(As Amended and Restated Effective January 1, 2023)

1. INTRODUCTION. The Plan was initially adopted by the Company to provide retirement benefits to those individuals, other than any individual holding the office of Chief Executive Officer prior to December 15, 2019, who participated in the Company's Deferred Compensation Plan prior to 1996 and, with respect to those individuals, the Plan shall replace the Deferred Compensation Plan. The Compensation Committee of the Board or the Chief Executive Officer may also select other Participants to be eligible for benefits hereunder in accordance with the provisions of the Plan. The Plan is hereby amended and restated effective January 1, 2023.

2. DEFINITIONS. As used in the Plan, the following terms have the meanings set forth below:

(a)   BOARD means the Board of Directors of the Company.

(b)   CHANGE IN CONTROL shall have the meaning specified in the Company's Stock Incentive Plan as in effect on the date hereof and as such plan (or its successor) may be subsequently amended.

(c)   CODE means the Internal Revenue Code of 1986, as it may be amended from time to time. The definition of "Code" shall also include related guidance, rules and regulations issued by the U.S. Department of the Treasury and Internal Revenue Service thereunder.

(d)   COMMITTEE means the Company's Benefit Plan Committee, which has the authority to delegate any of its administrative responsibilities under the Plan to a subcommittee of the Committee, employees or third parties.

(e)   COMPANY means Robert Half International Inc., a Delaware corporation.

(f)   EARLIEST PAYMENT DATE shall mean six months following Separation from Service or such alternate date as future modifications or amendments to Section 409A and the rules and regulations thereunder may specify as the earliest permitted date for a payment to be made, or, if earlier the date of Employee's death.

(g)   INSTALLMENT METHOD shall mean annual installment payments over a period of five (5) years, selected by the Participant in accordance with the Plan. The amount of each installment shall be calculated by dividing the amount then subject to the installment payment by the number of installments then remaining to be made. The amount subject to installment payments that has not yet been paid shall continue to be credited/debited with additional notional earnings in accordance with Section 7. For purposes of the Plan and Section 409A of the Code, the right to receive benefit payments in installment payments shall be treated as the entitlement to a single payment.

EXHIBIT 10.9

(h)   MEASUREMENT FUND means a measurement fund selected by the Committee, or its delegate, for the purpose of crediting or debiting additional amounts to a Participant's accounts, as notional earnings. As necessary, the Committee or its delegate may, in its sole discretion, discontinue, substitute or add a Measurement Fund.

(i)   PARTICIPANT means any executive officer of the Company or any key executive approved by the Compensation Committee of the Board or the Chief Executive Officer for participation in the Plan. Notwithstanding the foregoing, the participation by any individual who holds the office of Chief Executive Officer on or after December 15, 2019 must be approved solely by the Compensation Committee of the Board.

(j)   PLAN means this Senior Executive Retirement Plan.

(k)   PLAN YEAR means the calendar year.

(l)   SECTION 409A means Section 409A of the Code.

(m)   SEPARATION FROM SERVICE shall have the meaning specified by Section 409A and the rules and regulations thereunder, as such meaning may be modified or amended from time to time.

(n)   SPECIFIED EMPLOYEE shall have the meaning specified by Section 409A and the rules and regulations thereunder, as such meaning may be modified or amended from time to time.

3. PURPOSE OF THE PLAN. The purpose of the Plan is to attract, retain and reward Participants by providing them with supplemental income for use after their retirement. The Plan is designed to qualify as an unfunded ERISA "top-hat" plan for a select group of management or highly compensated employees of the Company and its subsidiaries. The Plan is intended to satisfy the requirements of, and shall be implemented and administered in a manner consistent with, Section 409A.

4. ADMINISTRATION. Effective August 2, 2022, the Committee shall have full power to interpret, construe and administer the Plan, except as otherwise provided in the Plan. Except as provided by the Committee in its sole discretion, the expense of administering the Plan shall be borne by the Company and shall not be charged against benefits payable hereunder. In the administration of the Plan, the Committee may, from time to time, employ agents and delegate to them such administrative duties as it sees fit (including acting through a duly appointed representative) and may from time to time consult with counsel. The decision or action of the Committee (or a delegee) with respect to any question arising out of or in connection with the administration, interpretation and application of the Plan and the rules and regulations promulgated hereunder that is not arbitrary and capricious shall be final and conclusive and binding upon all persons having any interest in the Plan.

To the maximum extent permitted by applicable law, each member of the Committee and its delegees who are employees of the Company or one of its subsidiaries, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from

EXHIBIT 10.9

any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan, and (ii) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

5. DEFERRED COMPENSATION FORMULA. Each Participant shall receive the base salary and annual cash bonus payable to that Participant for services rendered in the Participant's capacity as an employee of the Company or a designated subsidiary during that Plan Year, plus fifteen percent (15%) of such base salary and annual cash bonus as deferred compensation pursuant to the Plan, provided Participant is employed by the Company on the last day of such Plan Year.   For avoidance of doubt, a Participant does not need to be a Participant for the entire Plan Year in order for such allocation of deferred compensation to be made by the Company unless expressly provided otherwise by the Committee. A Participant's allocation of deferred compensation hereunder shall be deemed to have been made, for all purposes relating to the Plan, as of the first business day of the Plan Year following the Plan Year with respect to which the deferred compensation has been earned in accordance with this paragraph.

The Compensation Committee of the Board or the Chief Executive Officer may at any time designate any Participant as entitled to receive a special allocation in connection with a Change in Control ("Change in Control Allocation"). Notwithstanding the foregoing, in the event that a Participant who holds the office of Chief Executive Officer on or after December 15, 2019 has not previously been designated as entitled to receive a Change in Control Allocation, such a designation may be made only by the Compensation Committee of the Board. Once a Participant is so designated, such designation may not be rescinded. With respect to any Participant who has been designated as entitled to receive a Change in Control Allocation, there shall be allocated to such Participant's account immediately prior to a Change in Control (if such Participant is employed by the Company on the date of the Change in Control) an amount equal to the product of (a) the number of whole years remaining until the Participant attains age 62 and (b) the last annual allocation made under the Plan. After such Change in Control Allocation has been made, each subsequent annual allocation under the Plan for such Participant following the Change in Control and prior to such Participant's 62nd birthday shall be reduced by an amount equal to the last annual allocation made to such Participant prior to the Change in Control.

6. SEPARATE ACCOUNTS. The Committee shall maintain up to three individual accounts under the name of each Participant entitled to allocations pursuant to the Plan. Each such account shall be adjusted, as described in the next paragraph, to reflect any amounts previously transferred from the Deferred Compensation Plan, deferred compensation credited hereunder, notional earnings credited on such amounts and any distribution of such amounts hereunder. The establishment and maintenance of separate accounts for each Participant shall not be construed as giving any person (1) any interest in any assets of the Company, (2) any right to payment other than as provided hereunder or (3) any right to participate hereunder or in future years of employment. Such accounts shall be unfunded and maintained only for bookkeeping

EXHIBIT 10.9

convenience; provided, however, the Company may establish a grantor trust and contribute amounts to such trust to support its obligations hereunder.

One account for each individual (the "First Account") shall consist of (a) all vested allocations for the individual as of December 31, 2004, and (b) all notional earnings credited on such allocations, regardless of when credited. A second account for each individual (the "Second Account") shall consist of (a) all allocations that vested after December 31, 2004 on allocations made prior to the effectiveness of Section 409A of the Code, (b) all other allocations made prior to January 1, 2023 that become vested after December 31, 2004, (c) all notional earnings credited on such amounts, regardless of when credited, and (d) any other amounts that may be credited to the individual hereunder from time to time prior to January 1, 2023. A third account for each individual (the "Third Account") shall consist of (a) allocations made on or after January 1, 2023, (b) all notional earnings credited on such allocations, regardless of when credited, and (c) any other amounts that may be credited to the individual hereunder on or after January 1, 2023.

7. CREDITING/DEBITING OF ACCOUNT BALANCES. In accordance with, and subject to, the rules and procedures that are established from time to time by the Committee, amounts shall be credited or debited to a Participant's accounts in accordance with the following rules:

(a) Election of Measurement Funds. A Participant shall designate, in a manner determined by the Committee or its delegate (which may include making an electronic election), one or more Measurement Fund(s) to be used to determine the notional earnings to be credited or debited to his or her accounts. If a Participant does not elect any of the Measurement Funds as described in the previous sentence, the balances of the Participant's accounts shall be allocated into the Measurement Fund(s), as determined by the Committee, in its sole discretion. The Participant may (but is not required to) elect, in a manner determined by the Committee (which may include making an electronic election), to add or delete one or more Measurement Fund(s) to be used to determine the amounts to be credited or debited to his or her accounts, or to change the portion of his or her accounts allocated to each previously or newly elected Measurement Fund. If an election is made in accordance with the previous sentence, it shall apply as of the first business day deemed reasonably practicable by the Company, in its sole discretion, and shall continue thereafter for each subsequent day in which the Participant participates in the Plan, unless changed in accordance with the previous sentence. Notwithstanding the foregoing, the Committee, in its sole discretion, may impose limitations on the frequency with which one or more of the Measurement Funds elected in accordance with this Section 7 may be added or deleted by such Participant; furthermore, the Company, in its sole discretion, may impose limitations on the frequency with which the Participant may change the portion of his or her accounts allocated to each previously or newly elected Measurement Fund.

(b) Proportionate Allocation. In making any election described in Section 7(a) above, the Participant shall specify, in increments of one percent (1%), the percentage of his or her account or Measurement Fund, as applicable, to be allocated/reallocated.

(c) Crediting or Debiting Method. The performance of each Measurement Fund (either positive or negative) will be determined on a daily basis based on the manner in which such Participant's accounts have been hypothetically allocated among the Measurement Funds by the Participant.

(d) No Actual Investment. Notwithstanding any other provision of the Plan that may be interpreted to the contrary, the Measurement Funds are to be used for measurement purposes

EXHIBIT 10.9

only, and a Participant's election of any such Measurement Fund, the allocation of his or her accounts thereto, the calculation of additional amounts and the crediting or debiting of such amounts to a Participant's accounts shall not be considered or construed in any manner as an actual investment of his or her accounts in any such Measurement Fund. In the event that the Company in its own discretion decides to invest funds in any or all of the investments on which the Measurement Funds are based, no Participant shall have any rights in or to such investments themselves. Without limiting the foregoing, a Participant's accounts shall at all times be a bookkeeping entry only and shall not represent any investment made on his or her behalf by the Company; the Participant shall at all times remain an unsecured creditor of the Company.

(e)   Allocation of Revenue Credits.   Unless otherwise determined by the Committee or its delegate, in the event that the Company elects in its sole discretion to allocate to some or all of the Participants any revenue sharing credits ("Revenue Credits") generated by the Company's investment in financial instruments selected to satisfy the Company's liabilities under the Plan, such Revenue Credits shall be allocated to current or former Participants whose accounts have not yet been fully distributed. The amount of such Revenue Credits allocated to such a Participant's accounts shall be in the same proportion that the balance of such Participant's accounts bear to the aggregate balances of the accounts of all such Participants. The date to be used to determine the amount of each such Participant's accounts shall be selected by the Company in its sole discretion. Consistent with the preceding Section 7(d), any allocation of Revenue Credits to the accounts of any Participant shall at all times be a bookkeeping entry only. The Company may, but shall not be legally obligated to, invest funds in an amount equal to some or all of the allocated Revenue Credits in order to assist the Company in satisfying its obligations under the Plan, but in no event shall any Participant have any rights in or to such invested funds, and any earnings thereon, themselves.

(f)   FICA and Other Taxes.

(i)   Annual Deferrals and Company Contributions. At the time that an allocation of deferred compensation made for a Participant under Section 5 (and any earnings thereon to the extent required by law) becomes vested under Section 8 below, the Company shall withhold from the portion of the Participant's compensation, in a manner determined by the Company, the Participant's share of FICA and other employment taxes on such contribution. If necessary, the Participant's accounts may be reduced to pay such taxes (and associated income tax withholdings) in accordance with Section 409A.

(ii)   Distributions. The Company shall withhold from any payments made to a Participant under the Plan all federal, state and local income, employment and other taxes required to be withheld by the Company in connection with such payments, in amounts and in a manner to be determined in the sole discretion of the Company.

(iii)   Income Inclusion Under Section 409A. In the event that any portion of a Participant's accounts is required to be included in income by the Participant prior to receipt of any distribution under the Plan resulting from a violation of the requirements of Section 409A, the Company shall withhold from such Participant all federal, state and local income, employment and other taxes required to be withheld by the Company in connection with such income inclusion in amounts and in a manner determined in the sole discretion of the Company.

8. VESTING. Each Participant's interest under the Plan shall be forfeitable upon such Participant's termination of employment for any reason, except to the extent it becomes vested hereunder. Each Participant's interest, regardless of when allocated, will be deemed unvested unless and until such Participant has completed ten Years of Service as an employee with the Company and/or its subsidiaries. "Years of Service" shall be based on the anniversary of the

EXHIBIT 10.9

Participant's date of hire as an employee with the Company or one of its subsidiaries. At such time as the Participant has completed ten Years of Service with the Company and/or its subsidiaries, the amount vested at any given time shall be (a) 50%, if Participant is age 50 or younger, (b) the sum of (i) 50% and (ii) 4 1/6% times the difference between Participant's age and 50, if Participant is between age 51 and age 62, or (c) 100%, if Participant is age 62 or older. In the event of a Participant's termination of employment on account of death or "complete and total disability" (as defined below in Section 9), all amounts credited under the Plan to that Participant shall become fully vested and nonforfeitable as a result of such event. In the event of a Change in Control, all amounts credited under the Plan to each affected Participant shall become fully vested and nonforfeitable as a result of such event. Notwithstanding the foregoing, amounts shall vest hereunder in accordance with the terms of any severance agreement or other written arrangement between the Participant and the Company.

9. TIME OF DISTRIBUTION. No vested amounts shall be payable hereunder until the first to occur of the following events, the first date on which any such event occurs being hereinafter referred to as the "Termination Date":

(a) The date of the Participant's complete and total disability, as determined by the Committee in its sole discretion (without regard to eligibility for benefits under any disability plan or program of the Company and/or its subsidiaries);

(b) The Participant's death; or

(c) The date of the Participant's Separation from Service with the Company and/or its subsidiaries for any reason.

Notwithstanding anything to the contrary, the date of a Participant's "complete and total disability" shall be determined by the Committee in a manner consistent with any applicable provisions of Section 409A and the rules and regulations promulgated thereunder.

Notwithstanding the foregoing, distribution may occur at an earlier date as provided in Section 10 hereunder.

If a Termination Date occurs before the end of a Plan Year, a Participant shall receive a pro rata contribution of deferred compensation under Section 5 hereof for that Plan Year.

All vested amounts in a Participant's First Account shall be valued and paid within 90 days following the occurrence of any of the events referred to above in clauses (a) through (c) of this Section 9.

In the event of a Participant's death or termination of employment on account of a complete and total disability, all vested amounts in the Participant's Second Account shall be valued and paid within 90 days thereafter. In the event of a Participant's Separation from Service, all vested amounts in the Participant's Second Account shall be valued and paid within 90 days thereafter, provided, however, that if Participant is a Specified Employee, vested amounts in the Second Account shall be paid no earlier than the Earliest Payment Date and no later than ten business days thereafter.

EXHIBIT 10.9

In the event of a Participant's death, all vested amounts in the Participant's Third Account shall be valued and paid within 90 days thereafter. In the event of a Participant's Separation from Service or termination of employment on account of a complete and total disability, all vested amounts in the Participant's Third Account shall be paid out in accordance with Section 11 below, provided, however, that if Participant is a Specified Employee, vested amounts in the Third Account shall be paid following a Separation from Service no earlier than the Earliest Payment Date.

10. WITHDRAWALS. Notwithstanding Section 9, the Committee may direct payment of all or any portion of a Participant's First Account, after application by the Participant. Any such application must show demonstrable financial need for distribution in order to meet extraordinary medical or medically related expenses, substantial costs related to residential requirements of the Participant, family educational expenses in an amount considered by the Committee burdensome in relation to the Participant's other available financial resources for meeting such expenses, extraordinary expenses related to an unanticipated casualty, accident or other misfortune or any other similar need approved by the Committee.

Any such distribution shall be made in the sole discretion of the Committee.

11. FORM OF DISTRIBUTION.

(a)   Upon a Participant's Termination Date, the Participant shall receive a lump sum distribution of all amounts payable from the First Account and the Second Account.

(b)   With respect to the Third Account, each Participant shall make a distribution election prior to the Effective Date, or for a new Participant, at the time that he or she first becomes a Participant in the Plan. Thereafter, prior to the commencement of each subsequent Plan Year, a Participant may make a distribution election that shall cover any allocation of deferred compensation with respect to such Plan Year and any earnings thereon. In the event that a Participant does not make a distribution election for a given Plan Year, then such Participant shall be deemed to have elected to receive his or her distribution for the amounts accrued with respect to such Plan Year in the form of a lump sum. To the extent that a Participant does not make, and is not deemed to have made, any election with respect to all or a portion of the Participant's Third Account, then such Participant shall be deemed to have elected to receive his or her distribution of such portion of the Third Account in the form of a lump sum.

(c)   Except as otherwise determined by the Committee, a Participant making an election described in Section 11(b) may choose from the following forms of distribution:

(i)   A lump sum payment calculated upon or promptly following the Participant's Termination Date and payable as soon thereafter as administratively practicable;

(ii)   A lump sum payment calculated as of no later than the fifth business day of the month following the first (1st) or fifth (5th) anniversary of the Participant's Termination Date, and payable as soon thereafter as administratively practicable; or

(iii)   The Installment Method, commencing on, or promptly following, (1) the Participant's Termination Date, (2) the first (1st) anniversary of the Participant's Termination Date, or (3) the fifth (5th) anniversary of the Participant's Termination Date, with each installment calculated as of no later than the fifth business day of the month following the applicable anniversary and payable as soon thereafter as administratively practicable.

(d)   Notwithstanding anything to the contrary in this Section 11, if the Participant's vested accounts on his or her Termination Date is less than $5,000, then notwithstanding any

EXHIBIT 10.9

elections that may have been made under the Plan, the Participant shall receive a distribution of all of the Participant's vested accounts in the form of a lump sum.

(e)   A Participant may elect to postpone a distribution described in Section 11(b) above, and have such amount paid out on, or beginning on, a later allowable alternative date designated by the Participant in accordance with this Section 11(e) that is consistent with the choices available under Section 11(c). A Participant may only make a single election to postpone a distribution with respect to the allocation of deferred compensation (and earnings thereon) for a given Plan Year. In order to change a distribution election, the Participant must make an election in a manner determined by the Committee (which may include making an electronic election) in accordance with the following criteria:

(i)   Such election must be submitted at least twelve (12) months prior to the time that such distribution would have been made, or begun to have been made, under the terms of the Participant's initial distribution election;

(ii)   The date that the postponed distribution is made, or begins to be made, must be at least five years after the time that such distribution would have been made under the terms of the Participant's initial distribution election; and

(iii)   The election of a new postponed distribution shall have no effect until at least twelve (12) months after the date on which the election is made.

Notwithstanding any other provision in this Section 11(e), no distribution may occur later than the fifteenth (15th) anniversary of the Participant's Termination Date, and any election made by a Participant to the contrary shall be modified in order to comply with this requirement.

(f)   Notwithstanding anything to the contrary in the Plan, if a Participant is a Specified Employee at the time of the Participant's Separation from Service, then no distribution of a Participant's Second Account or Third Account shall occur prior to the Earliest Payment Date. In such case, any delayed payment will be made as soon as administratively practicable after the date six (6) months and one (1) day following the date of the Participant's Termination Date and otherwise in accordance with the other terms of the Plan. If the Participant dies following Participant's Termination Date, but prior to the six (6) month anniversary of the Participant's Termination Date, then the Participant's benefit shall be paid in accordance with Sections 9 and 12 of the Plan.

12. DEATH OF PLAN PARTICIPANT. In the event that a Participant shall die at any time prior to complete distribution of all amounts payable to him or her hereunder, the remaining unpaid amounts shall be paid in a lump sum to the beneficiary or beneficiaries designated by the Participant. If the Participant has no beneficiary designation with respect to benefits remaining under the Plan, then payment shall be made to his or her surviving spouse, if any, and if the Participant has no surviving spouse, to the Participant's estate. Each Participant shall have the right to designate a beneficiary (or beneficiaries) in the event of his or her death. If the Participant names someone other than his or her spouse as a beneficiary, the Company may, in its sole discretion, determine that spousal consent is required to be provided in a form designated by the Company, executed by such Participant's spouse and returned to the Company or its designated agent. Upon the proper completion of a new beneficiary designation form, all beneficiary designations previously filed shall be canceled and the Company shall be entitled to rely on the last beneficiary designation form received from the Participant in accordance with the applicable rules and procedures adopted with respect to the filing of such forms prior to his or her death.

EXHIBIT 10.9

13. PAYMENT IN THE EVENT OF DISABILITY. If a person entitled to any payment hereunder shall be under a legal disability, or in the sole judgment of the Committee shall otherwise be unable to apply such payment to his or her own interest and advantage, the Committee in the exercise of its discretion may direct the Company to make any such payment in any one (1) or more of the following ways:

(a) Directly to such person;

(b) To his or her legal guardian or conservator; or

(c) To such person's spouse or to any person charged with such person's support;

to be expended for the benefit of Participant. The decision of the Committee shall in each case be final and binding upon all persons in interest. Any such payment shall completely discharge the obligations of the Committee and Company with regard to such payment.

14. ASSIGNMENT. No Participant or beneficiary of a Participant shall have any right to assign, pledge, hypothecate, anticipate or in any way create a lien upon any amounts payable hereunder. No amounts payable hereunder shall be subject to assignment or transfer or otherwise be alienable, either by voluntary or involuntary act or by operation of law, or subject to attachment, execution, garnishment, sequestration or other seizure under any legal, equitable or other process, or be liable in any way for the debts or defaults of Participants and their beneficiaries, except to the extent permitted by applicable law and pursuant to the Committee's receipt and approval of a "qualified domestic relations order."

15. WITHHOLDING. Any taxes required to be withheld from deferrals or payments to Participants hereunder shall be deducted and withheld by the Company.

16. CLAIMS PROCEDURES.
(a) Presentation of Claim. Any Participant or beneficiary of a deceased Participant ("Beneficiary") (such Participant or Beneficiary being referred to below as a "Claimant") may deliver to the Committee a written claim for a determination with respect to the amounts distributable to such Claimant from the Plan and such claim must state with particularity the determination desired by the Claimant. It is the responsibility of the Claimant to make sure this requirement is met.
(b) Notification of Committee's Initial Decision. The Committee shall consider a Claimant's claim within a reasonable time, but no later than ninety (90) days after receiving the claim. If the Committee determines that special circumstances require an extension of time to process the claim, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial ninety-day period. In no event shall such extension exceed a period of ninety (90) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision. The Committee shall notify the Claimant in writing:
(i) that the Claimant's requested determination has been made, and that the claim has been allowed in full; or
(ii) that the Committee has reached a conclusion contrary, in whole or in part, to the Claimant's requested determination, and such notice must set forth in a manner calculated to be understood by the Claimant:

EXHIBIT 10.9

(A)   the specific reason(s) for the denial of the claim, or any part of it;

(B)   specific reference(s) to pertinent provisions of the Plan upon which such denial was based;

(C)   a description of any additional material or information necessary for the Claimant to perfect the claim, and an explanation of why such material or information is necessary;

(D)   an explanation of the claim review procedures and applicable time limits applicable to such procedures; and

(E)   a statement of the Claimant's right to bring a civil action under ERISA Section 502(a) following the exhaustion of the claim review procedures.

(c)   Right to Request Review of a Denied Claim. On or before sixty (60) days after receiving a notice from the Committee that a claim has been denied, in whole or in part, a Claimant (or the Claimant's duly authorized representative) may file an appeal with the Committee. If a written appeal is not made within such sixty-day period, the Claimant will forfeit his or her right to appeal. The Claimant may:

(i)   upon request and free of charge, have reasonable access to, and copies of, all documents, records and other information relevant (as defined in applicable ERISA regulations) to the claim for benefits;

(ii)   submit written comments or other documents; and/or

(iii)   request a hearing, which the Committee, in its sole discretion, may grant.

(d)   Decision on Appeal. The Committee shall render its decision on appeal promptly, and no later than sixty (60) days after the Committee receives the Claimant's written request for an appeal. If the Committee determines that special circumstances require an extension of time for processing the appeal, written notice of the extension shall be furnished to the Claimant prior to the termination of the initial sixty-day period. In no event shall such extension exceed a period of sixty (60) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Committee expects to render its decision. In rendering its decision, the Committee shall consider all comments, documents, records and other information submitted by the Claimant relating to the appeal, without regard to whether such information was submitted or considered in the initial claim denial.

The decision on appeal must be written in a manner calculated to be understood by the Claimant, and it must contain:

(i)   specific reasons for the decision;

(ii)   specific reference(s) to the pertinent Plan provisions upon which the decision was based;

(iii)   a statement that the Claimant is entitled to receive, upon request and free of charge, reasonable access to and copies of all documents, records and other information relied on by the Committee to decide the appeal; and

(iv)   a statement of the Claimant's right to bring a civil action under ERISA Section 502(a).

(e)   Legal Action. A Claimant's compliance with the foregoing provisions of this Section 16 and exhaustion of the claim procedures herein is a mandatory prerequisite to a Claimant's right to commence any legal action with respect to any claim for benefits under the Plan. Unless specifically provided otherwise pursuant to applicable law, any legal action with respect to any claim for benefits under the Plan must be brought within one year after the date of the Committee's final decision.

EXHIBIT 10.9

17. AMENDMENT AND TERMINATION. The Plan may be amended in whole or in part by action of the Compensation Committee of the Board and may be terminated at any time by action of the Compensation Committee of the Board; provided, however, that no such amendment or termination shall reduce any amount credited hereunder to the extent such amount was credited prior to the date of amendment or termination; and provided, further, that the duties and liabilities of the members of the Compensation Committee of the Board or the Committee hereunder shall not be increased without their consent. The Plan may be amended by the Committee in order to either (1) comply with changes in applicable law as determined by the Committee in good faith or (2) improve administration of the Plan or otherwise change the Plan in a manner that does not have the effect of significantly increasing the benefits payable under the Plan.

18. RIGHTS OF PARTICIPANTS. The Company's sole obligation to Participants and their beneficiaries shall be to make payment as provided hereunder. All payments shall be made from the general assets of the Company, and no Participant shall have any right hereunder to any specific assets of the Company or to be retained in the employment of the Company. All amounts of compensation allocated under the Plan, any property purchased therewith and all income attributable thereto shall remain the property and rights of the Company subject to the claims of the Company's general creditors.

19. BINDING PROVISIONS. All of the provisions of the Plan shall be binding upon all persons who shall be entitled to any benefits hereunder, and their heirs, and personal representatives.

20. EFFECTIVE DATE. The Plan first became effective as of December 31, 1995, and is amended and restated hereby effective as of January 1, 2023 (the "Effective Date").

21. GOVERNING LAW. The Plan and all determinations made and actions taken pursuant hereto shall, to the extent not preempted by ERISA, be governed by the law of the State of California and construed accordingly.

22. CAPTIONS. The captions of the sections and paragraphs of the Plan are for convenience only and shall not control or affect the meaning or construction of any of its provisions.

23. SUCCESSORS. The provisions of the Plan shall bind and inure to the benefit of the Company and its successors and assigns and the Participant and the Participant's designated beneficiaries.

24. NOTICE. Any notice or filing required or permitted under the Plan shall be sufficient if in writing and hand-delivered, or sent by registered or certified mail or overnight delivery service, to both of the addresses below:

Robert Half International Inc.
Attn: Robert Half International
               Benefit Plan Committee
2613 Camino Ramon
San Ramon, CA 94583

EXHIBIT 10.9

Robert Half International Inc.
Attn: General Counsel
2884 Sand Hill Rd Ste 200
Menlo Park, CA 94025

Such notice shall be deemed given as of the date of delivery or, if delivery is made by mail, or overnight delivery service as of the date shown on the postmark on the receipt for registration or certification. The Company and the Committee may change the address to be used for any notice or filing required or permitted under the Plan at any time and the Committee shall communicate such change to Participants.

Any notice or filing required or permitted to be given to a Participant under the Plan shall be sufficient if in writing and hand-delivered, or sent by mail or overnight delivery service, to the last known address of the Participant based on the Company's books and records.

25. SEVERABILITY. If any provision of the Plan is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the extent possible. In any event, all other provisions of the Plan shall be deemed valid and enforceable to the full extent possible.

<u>END OF DOCUMENT</u>

EXHIBIT 21.1

SUBSIDIARIES OF ROBERT HALF INTERNATIONAL INC.

Name of Subsidiary	Jurisdiction of Incorporation
Protiviti Inc.	Delaware
Protiviti Holdings Inc.	Delaware
RHHC LLC	Delaware
RH-TM Resources, Inc.	Delaware
Protiviti Digital Marketing Services LLC	Delaware
R2i Holdings, LLC	Delaware
Protiviti Government Services, Inc.	Maryland
Protiviti Pty. Limited	Australia
Robert Half Australia Pty. Limited	Australia
Robert Half Austria GmbH	Austria
Robert Half B.V.	Belgium
Robert Half Project Sourcing B.V.	Belgium
Robert Half Trabalho Temporário Ltda.	Brazil
Protiviti EOOD	Bulgaria
Robert Half Canada Inc.	Canada
Robert Half Chile Sociedad por Acciones	Chile
Robert Half Internacional Empresa De Servicios Transitorios Limitada	Chile
Protiviti Shanghai Co. Ltd.	China
Robert Half Human Resources Shanghai Company Limited	China
Robert Half Management Consulting (Shanghai) Company Limited	China
Robert Half Hong Kong Limited	China, Hong Kong SAR
Protiviti Hong Kong Co. Limited	China, Hong Kong SAR
Protiviti SAS	France
Robert Half International France SAS	France
Robert Half SAS	France
Protiviti GmbH	Germany

Name of Subsidiary	Jurisdiction of Incorporation
Robert Half Deutschland Beteiligungsgesellschaft mbH	Germany
Robert Half Deutschland GmbH & Co. KG	Germany
Protiviti Services GmbH & Co KG	Germany
Protiviti Consulting Private Limited	India
Robert Half International Ireland Limited	Ireland
Protiviti Government Services S.r.l.	Italy
Protiviti S.r.l.	Italy
Protiviti LLC	Japan
Robert Half Japan Ltd.	Japan
Robert Half S.à r.l.	Luxembourg
Robert Half Holding S.à r.l.	Luxembourg
Protiviti B.V.	Netherlands
Robert Half International B.V.	Netherlands
Robert Half Nederland B.V.	Netherlands
Robert Half New Zealand Limited	New Zealand
Protiviti Pte. Ltd.	Singapore
Robert Half International Pte. Ltd.	Singapore
Protiviti Switzerland GmbH	Switzerland
Robert Half GmbH	Switzerland
Robert Half International (Dubai) Ltd.	United Arab Emirates
Protiviti Limited	United Kingdom
Robert Half Holdings Limited	United Kingdom
Robert Half Limited	United Kingdom

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-14706, 33-32622, 33-32623, 33-39187, 33-39204, 33-40795, 33-52617, 33-56639, 33-56641, 33-57763, 33-62138, 33-62140, 33-65401, 33-65403, 333-05743, 333-05745, 333-18283, 333-18339, 333-38786, 333-38820, 333-42471, 333-42573, 333-42343, 333-42269, 333-50068, 333-50094, 333-66038, 333-66042, 333-68193, 333-68135, 333-68273, 333-75694, 333-79793, 333-79829, 333-88001, 333-91173, 333-91151, 333-91167, 333-98737, 333-125044, 333-151015, 333-196291, and 333-231788) of Robert Half International Inc., of our report dated February 10, 2023, relating to the consolidated financial statements and financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

February 10, 2023

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, M. Keith Waddell, certify that:

1.   I have reviewed this report on Form 10-K of Robert Half International Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 10, 2023

/s/ M. Keith Waddell
M. Keith Waddell
President & CEO

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14 under the Securities Exchange Act of 1934

I, Michael C. Buckley, certify that:

1. I have reviewed this report on Form 10-K of Robert Half International Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 10, 2023

/s/Michael C. Buckley
_____
Michael C. Buckley
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 of Robert Half International Inc. (the "Form 10-K"), I, M. Keith Waddell, Chief Executive Officer of Robert Half International Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half International Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half International Inc. and will be retained by Robert Half International Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 10, 2023   /s/ M. Keith Waddell

                                                                 M. Keith Waddell
                                                                  Chief Executive Officer
                                                                  Robert Half International Inc.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2022 of Robert Half International Inc. (the "Form 10-K"), I, Michael C. Buckley, Chief Financial Officer of Robert Half International Inc., certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Robert Half International Inc.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Robert Half International Inc. and will be retained by Robert Half International Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

February 10, 2023

/s/Michael C. Buckley
Michael C. Buckley
Chief Financial Officer
Robert Half International Inc.

[This page intentionally left blank]



Robert Half Board of Directors (from left): Marnie H. Wilking; Dirk A. Kempthorne; Robert J. Pace; M. Keith Waddell; Harold M. Messmer, Jr.; Frederick A. Richman; Julia L. Coronado; and Marc H. Morial

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Harold M. Messmer, Jr.
Executive Chairman of Robert Half
International

M. Keith Waddell
President and Chief Executive Officer
of Robert Half International

Julia L. Coronado, Ph.D.
President and Founder, MacroPolicy
Perspectives LLC, an economic research
consulting firm

Dirk A. Kempthorne
President of The Kempthorne Group,
a private consulting firm

Marc H. Morial
President and Chief Executive Officer
of the National Urban League

Robert J. Pace
Founder and Chief Executive Officer
of HundredX, Inc., a privately held
technology company

Frederick A. Richman
Consultant to Deloitte Tax LLP

Marnie H. Wilking
Chief Information Security Officer
of Booking.com, a digital
travel marketplace

MANAGEMENT

EXECUTIVE OFFICERS

Harold M. Messmer, Jr.
Executive Chairman

M. Keith Waddell
President and Chief Executive Officer

Paul F. Gentzkow
President and CEO,
Talent Solutions

Robert W. Glass
Executive Vice President,
Corporate Development

Michael C. Buckley
Executive Vice President and
Chief Financial Officer

OFFICERS

James C. Johnson
Executive Vice President and
Chief Technology Officer

JoLynn M. Conway-James
Senior Executive Director and
Chief Administrative Officer

Evelyn T. Crane-Oliver
Senior Vice President, Secretary and
General Counsel

Susan L. Haseley
Chief ESG and DEI Officer

Stephen M. Hilton
Senior Vice President, Finance and
Treasurer

Christopher M. Hoffmann
Senior Vice President and
Global Privacy Officer

Mark F. Jamati
Senior Vice President, Tax

Tami A. Munns
Senior Vice President, Finance Operations

Christopher C. Nelson
Senior Vice President and
Chief Marketing Officer

Brian C. Ochipinti
Senior Vice President and
Chief Information Officer, Protiviti

Micah L. Reinhold
Senior Vice President, Finance

Lynne C. Smith
Senior Vice President,
Human Resources and Compensation

Stephanie L. Sweet
Senior Vice President,
Corporate Communications

Corporate Headquarters
2884 Sand Hill Road
Suite 200
Menlo Park, CA 94025
1.650.234.6000
roberthalf.com

Registrar and Stock Transfer Agent
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

Private Couriers/Registered Mail
Computershare Investor Services
150 Royall Street
Suite 101
Canton, MA 02021
1.800.676.0894
1.800.952.9245 (TDD for Hearing Impaired)
1.201.680.6578 (Foreign Shareholders)
computershare.com/us



